7/10

07025117

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME State Bank of India

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUL 1 3 2007

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 04524 FISCAL YEAR 3-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/11/07



वार्षिक रिपोर्ट
Annual Report
2006-2007

स्व-जागृति, भागीदारी, सशक्तिकरण
एंव सेवा द्वारा कायाकल्प

Transformation through self-awareness,
inclusion, empowerment and service

भारतीय स्टेट बैंक
State Bank of India
हर मोड़ पर आपके साथ
With you - all the way

सिर्फ़ बैंकिंग.
और कुछ नहीं.
Pure Banking.
Nothing else.


ank of India
The nation banks on us
Welcome to
SBI ATM Network
State Bank of India
With you - all the way
Pure Banking.
Nothing else.
Card
Envelope
State Bank Cash
Maestro
The easy way
to withdraw cash
shop to your
heart's content
anywhere in India.
With State Bank ATM-cum-Debit Card
• Shop at Thousands of Merchant Establishments
• Pay Utility Bills
• Mobile Top-up
• Make Donations to Shrines
and many more uses.

विषय-सूची

Contents

केंद्रीय निदेशक बोर्ड

Central Board of Directors

(12 मई 2007 को)

(As on 12th May 2007)

अध्यक्ष
श्री ओ.पी. भट्ट

Chairman
Shri O.P. Bhatt

प्रबंध निदेशक
श्री टी.एस. भट्टाचार्य
श्री योगेश अग्रवाल

Managing Directors
Shri T.S. Bhattacharya
Shri Yogesh Agarwal

भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत निर्वाचित निदेशक
श्री अजय जी. पीरामल
श्री सुमन कुमार बेरी
डॉ. अशोक झुनझुनवाला

Directors elected under Section 19(c) of SBI Act
Shri Ajay G. Piramal
Shri Suman Kumar Bery
Dr. Ashok Jhunjhunwala

कार्य-काल : 3 वर्ष और अगले 3 वर्ष की अवधि के लिए पुनर्निर्वाचित होने के पात्र
अधिकतम कार्य-काल : लगातार 6 वर्ष

Term: 3 years and eligible for re-election for a further period of 3 years
Maximum tenure: Six years continuously

भारतीय स्टेट बैंक अधिनियम की धारा 19 (गक) के अंतर्गत नियुक्त निदेशक
श्री अनंत सी. कलिता

Director appointed under Section 19(ca) of SBI Act
Shri Ananta C. Kalita

कार्य-काल : 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति तक एवं पुनर्नियुक्ति/पुनर्नामांकन हेतु पात्र
अधिकतम कार्य-काल : लगातार 6 वर्ष

Term: 3 years or till the Successor is appointed, and eligible for re-appointment / re-nomination
Maximum tenure: 6 years continuously

भारतीय स्टेट बैंक अधिनियम की धारा 19 (गख) के अंतर्गत नियुक्त निदेशक
श्री अमर पाल

Director appointed under Section 19(cb) of SBI Act
Shri Amar Pal

कार्य-काल : 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति तक एवं पुनर्नियुक्ति/पुनर्नामांकन हेतु पात्र
अधिकतम कार्य-काल : लगातार 6 वर्ष

Term: 3 years or till the Successor is appointed, and eligible for re-appointment / re-nomination
Maximum tenure: 6 years continuously

भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अंतर्गत नामित निदेशक
श्री अरुण सिंह
श्री राजीव पांडे
श्री पीयूष गोयल

Directors nominated under Section 19(d) of SBI Act
Shri Arun Singh
Shri Rajiv Pandey
Shri Piyush Goyal

कार्य-काल : 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति तक एवं पुनर्नियुक्ति/पुनर्नामांकन हेतु पात्र
अधिकतम कार्य-काल : लगातार 6 वर्ष

Term: 3 years or till the Successor is appointed, and eligible for re-appointment / re-nomination
Maximum tenure: 6 years continuously

भारतीय स्टेट बैंक अधिनियम की धारा 19 (ङ) के अंतर्गत नामित निदेशक
श्री विनोद राय

Director nominated under Section 19(e) of SBI Act
Shri Vinod Rai

भारतीय स्टेट बैंक अधिनियम की धारा 19 (च) के अंतर्गत नामित निदेशक
श्रीमती श्यामला गोपीनाथ

Director nominated under Section 19(f) of SBI Act
Smt. Shyamala Gopinath



श्री ओ. पी. भट्ट
Shri O. P. Bhatt



श्री टी.एस. भट्टाचार्य
Shri T.S. Bhattacharya



श्री योगेश अग्रवाल
Shri Yogesh Agarwal



श्री अजय जी. पीरामल
Shri Ajay G. Piramal



श्री सुमन कुमार बेरी
Shri Suman Kumar Bery



डॉ. अशोक झुनझुनवाला
Dr. Ashok Jhunjhunwala



श्री अनंत सी. कलिता
Shri Ananta C. Kalita



श्री अमर पाल
Shri Amar Pal



श्री अरुण सिंह
Shri Arun Singh



श्री राजीव पांडे
Shri Rajiv Pandey



श्री पीयूष गोयल
Shri Piyush Goyal



श्री विनोद राय
Shri Vinod Rai



श्रीमती श्यामला गोपीनाथ
Smt. Shyamala Gopinath

31 मार्च 2007 की स्थिति के अनुसार बोर्ड की समितियां :

केंद्रीय बोर्ड की कार्यकारिणी समिति

श्री ओ. पी. भट्ट, अध्यक्ष

श्री टी.एस. भट्टाचार्य एवं श्री योगेश अग्रवाल, प्रबंध-निदेशक

भारतीय स्टेट बैंक अधिनियम की धारा 19 (च) के अंतर्गत नामित निदेशक (भारतीय रिज़र्व बैंक के नामिती) श्रीमती श्यामला गोपीनाथ

और देश में हो रही बैठक-स्थल के निवासी या बैठक के समय उस स्थान पर उपस्थित सभी या कोई निदेशक

बोर्ड की लेखा परीक्षा समिति - 6 निदेशक

श्री राजीव पांडे, निदेशक, समिति के अध्यक्ष

श्री अरूण सिंह, निदेशक, सदस्य

श्री विनोद राय, भारत सरकार के नामिती, सदस्य (पदेन)

श्रीमती श्यामला गोपीनाथ, भारतीय रिज़र्व बैंक की नामिती, सदस्य (पदेन)

श्री टी.एस. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (का.बैं.) सदस्य (पदेन)

श्री योगेश अग्रवाल, प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं.), सदस्य (पदेन)

बोर्ड की जोखिम प्रबंधन समिति - 4 निदेशक

श्री टी.एस. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (का.बैं.), सदस्य (पदेन) समिति के अध्यक्ष

श्री योगेश अग्रवाल, प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं.), सदस्य (पदेन)

दो गैर कार्यकारी निदेशक, सर्वश्री सुमन कुमार बेरी और अरूण सिंह

शेयरधारक / निवेशक शिकायत निवारण समिति - 4 निदेशक

श्री सुमन कुमार बेरी, निदेशक, समिति के अध्यक्ष

श्री राजीव पांडे,निदेशक, सदस्य

श्री टी.एस. भट्टाचार्य प्रबंध निदेशक एवं समूह कार्यपालक, (का.बैं.) सदस्य (पदेन)

श्री योगेश अग्रवाल, प्रबंध निदेशक एवं समूह कार्यपालक, (रा.बैं.), सदस्य (पदेन)

बड़ी राशि की धोखाधड़ी की निगरानी के लिए निदेशकों की विशेष समिति - 5 निदेशक

श्री योगेश अग्रवाल, प्रबंध निदेशक एवं समूह कार्यपालक, (रा.बैं.) सदस्य (पदेन) समिति के अध्यक्ष

बोर्ड की लेखा परीक्षा समिति से दो निदेशक :

सर्वश्री राजीव पांडे और अरूण सिंह

बैंक के बोर्ड से दो अन्य निदेशक :

सर्वश्री सुमन कुमार बेरी और पीयूष गोयल

बोर्ड की ग्राहक सेवा समिति - 3 निदेशक

श्री योगेश अग्रवाल, प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं.) सदस्य (पदेन) समिति के अध्यक्ष

दो गैर कार्यकारी निदेशक - डॉ. अशोक झुनझुनवाला और श्री अरूण सिंह

बोर्ड की प्रौद्योगिकी समिति - 2 निदेशक

डॉ. अशोक झुनझुनवाला, समिति के अध्यक्ष और

श्री पीयूष गोयल

ग्रामीण क्षेत्र व्यवसाय पर बोर्ड की समिति - 3 निदेशक

प्रो. एम.एस. स्वामिनाथन, समिति के अध्यक्ष

(दिनांक 11.04.2007 से त्यागपत्र)

श्री पीयूष गोयल

श्री योगेश अग्रवाल, प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं.) सदस्य (पदेन)

Committees of the Board as on 31st March 2007

Executive Committee of the Central Board (ECCB)

Shri O. P. Bhatt, Chairman,

Shri T. S. Bhattacharya and Shri Yogesh Agarwal, Managing Directors, Director nominated under Section 19(f) of the SBI Act (Reserve Bank of India nominee) Smt. Shyamala Gopinath, and All or any of the other Directors who are normally residents or may for the time being be present at any place within India where the meeting is held.

Audit Committee of the Board (ACB) – 6 directors

Shri Rajiv Pandey, Director, Chairman of the Committee

Shri Arun Singh, Director - Member

Shri Vinod Rai – GOI Nominee – Member (Ex-officio)

Smt. Shyamala Gopinath, RBI Nominee – Member (Ex-officio)

Shri T.S. Bhattacharya, MD & GE (CB) – Member (Ex-officio)

Shri Yogesh Agarwal, MD & GE (NB) – Member (Ex-officio)

Risk Management Committee of the Board (RMCB) – 4 directors

Shri T.S. Bhattacharya, MD & GE (CB) – Member (Ex-officio), Chairman of the Committee

Shri Yogesh Agarwal, MD & GE (NB) – Member (Ex-officio)

Two non-executive Directors – Sarvashri Suman Kumar Bery and Arun Singh

Shareholders'/Investors' Grievance Committee of the Board (SIGCB) – 4 directors

Shri Suman Kumar Bery, Director, Chairman of the Committee

Shri Rajiv Pandey, Director, Member

Shri T.S. Bhattacharya, MD & GE (CB), Member (Ex-officio)

Shri Yogesh Agarwal, MD & GE (NB), Member (Ex-officio)

Special Committee of Directors for Monitoring of Large Value Frauds – 5 directors

Shri Yogesh Agarwal, MD & GE (NB) - Member (Ex-officio), Chairman of the Committee

Two Directors from Audit Committee of the Board - Sarvashri Rajiv Pandey and Arun Singh

Two other Directors from the Board of the Bank - Sarvashri Suman Kumar Bery and Piyush Goyal

Customer Service Committee of the Board (CSCB) – 3 directors

Shri Yogesh Agarwal, M D & GE (NB) - Member (Ex-officio), Chairman of the Committee

Two non-executive directors, Dr. Ashok Jhunjhunwala and Shri Arun Singh

Technology Committee of the Board (TCB)- 2 directors

Dr. Ashok Jhunjhunwala, Chairman of the Committee

Shri Piyush Goyal

Committee of the Board on Rural Sector Business – 3 directors

Prof. M.S. Swaminathan, Chairman of the Committee
(resigned form the Board w.e.f. 11.04.2007)

Shri Piyush Goyal

Shri Yogesh Agarwal, M D & GE (NB) - Member (Ex-officio)

स्थानीय बोर्ड के सदस्य

(12 मई 2007 को)

अहमदाबाद
डॉ. एच. सी. पटनाईक
मुख्य महाप्रबंधक (पदेन)

बंगलूर
श्रीमती महपारा अली
मुख्य महाप्रबंधक (पदेन)

भोपाल
श्रीमती रेणू चल्लू
मुख्य महाप्रबंधक (पदेन)

भुवनेश्वर
श्री एम.एन.राव
मुख्य महाप्रबंधक (पदेन)

चंडीगढ़
श्री एच.जी. कॉन्ट्रेक्टर
मुख्य महाप्रबंधक (पदेन)

चेन्नै
श्री प्रतीप चौधरी
मुख्य महाप्रबंधक (पदेन)
डॉ. अशोक झुनझुनवाला*

हैदराबाद
श्री आर. के. शर्मा
मुख्य महाप्रबंधक (पदेन)

बंगाल
श्री अशोक मुकंद
मुख्य महाप्रबंधक (पदेन)

लखनऊ
श्री शिव कुमार
मुख्य महाप्रबंधक(पदेन)

मुंबई
श्री एन राजा
मुख्य महाप्रबंधक (पदेन)
श्री अजय जी. पीरामल*
श्री पीयूष गोयल*

दिल्ली
श्री गौतम कांजीलाल
मुख्य महाप्रबंधक (पदेन)
श्री एस.के.बेरी*
श्री अरुण सिंह*
श्री राजीव पांडे*

उत्तर-पूर्व
श्री एस.संथानाकृष्णन
मुख्य महाप्रबंधक (पदेन)

पटना
श्री डी.के.जैन
मुख्य महाप्रबंधक (पदेन)

केरल
श्रीमती राधा उन्नी
मुख्य महाप्रबंधक (पदेन)

* भारतीय स्टेट बैंक अधिनियम की धारा 21 (1) (ख) के अनुसार स्थानीय बोर्ड पर नामित केंद्रीय बोर्ड के निदेशक

Members of Local Boards

(As on 12th May 2007)

Ahmedabad
Dr. H.C.Pattnaik
Chief General Manager (Ex-Officio)

Bangalore
Smt. Mahpara Ali
Chief General Manager (Ex-Officio)

Bhopal
Smt. Renu Challu
Chief General Manager (Ex-Officio)

Bhubaneswar
Shri M.N.Rao
Chief General Manager (Ex-Officio)

Chandigarh
Shri H.G.Contractor
Chief General Manager (Ex-Officio)

Chennai
Shri Pratip Chaudhuri
Chief General Manager (Ex-Officio)
Dr. Ashok Jhunjhunwala*

Hyderabad
Shri R.K.Sharma
Chief General Manager (Ex- Officio)

Bengal
Shri Ashok Mukand
Chief General Manager (Ex-Officio)

Lucknow
Shri Shiva Kumar
Chief General Manager (Ex-Officio)

Mumbai
Shri N. Raja
Chief General Manager (Ex-Officio)
Shri Ajay G. Piramal*
Shri Piyush Goyal*

Delhi
Shri Gautam Kanjilal
Chief General Manager (Ex-Officio)
Shri S.K. Bery *
Shri Arun Singh *
Shri Rajiv Pandey *

North Eastern
Shri S.Santhanakrishnan
Chief General Manager (Ex-Officio)

Patna
Shri D.K. Jain
Chief General Manager (Ex-Officio)

Kerala
Smt. Radha Unni
Chief General Manager (Ex-Officio)

* Directors on the Central Board nominated on the Local Boards as per Section 21(1)(b) of SBI Act.

केंद्रीय प्रबंधन समिति के सदस्य

(12 मई 2007 को)

श्री ओ.पी.भट्ट
अध्यक्ष

श्री टी.एस. भट्टाचार्य
प्रबंध निदेशक एवं समूह कार्यपालक
(कारपोरेट बैंकिंग)

श्री योगेश अग्रवाल
प्रबंध निदेशक एवं समूह कार्यपालक
(राष्ट्रीय बैंकिंग समूह)

श्री वाई.विजयानंद
उप प्रबंध निदेशक एवं समूह कार्यपालक
(सहयोगी एवं अनुषंगी)

श्री एम.एम.लतीफ
उप प्रबंध निदेशक एवं समूह कार्यपालक
(ट्रेजरी एवं मार्केट्स)

श्री अश्विनी कुमार शर्मा
उप प्रबंध निदेशक
(सूचना प्रौद्योगिकी)

श्री पी.के. मित्रा
उप प्रबंध निदेशक
(निरीक्षण एवं प्रबंधन लेखा-परीक्षा)

श्री अभिजीत दत्ता
उप प्रबंध निदेशक एवं
कारपोरेट विकास अधिकारी

श्रीमती भारती राव
उप प्रबंध निदेशक एवं
मुख्य ऋण अधिकारी

श्री दीपक चावला
उप प्रबंध निदेशक
(कारपोरेट कार्यनीति एवं नया व्यवसाय)

श्री अरुण शांडिल्य
उप प्रबंध निदेशक एवं
मुख्य वित्तीय अधिकारी

श्री अनूप बनर्जी
उप प्रबंध निदेशक
(ग्रामीण एवं कृषि-व्यवसाय समूह)

सुश्री ऋतु आनंद
उप प्रबंध निदेशक एवं
मुख्य आर्थिक सलाहकार

Members of Central Management Committee

(As on 12th May 2007)

Shri O.P. Bhatt
Chairman

Shri T.S. Bhattacharya
Managing Director & Group Executive
(Corporate Banking)

Shri Yogesh Agarwal
Managing Director & Group Executive
(National Banking Group)

Shri Y. Vijayanand
Deputy Managing Director & Group Executive
(Associates & Subsidiaries)

Shri M.M. Lateef
Deputy Managing Director & Group Executive
(Treasury & Markets)

Shri Ashwini Kumar Sharma
Deputy Managing Director
(Information Technology)

Shri P.K. Mitra
Deputy Managing Director
(Inspection & Management Audit)

Shri Abhijit Datta
Deputy Managing Director &
Corporate Development Officer

Smt. Bharati Rao
Deputy Managing Director &
Chief Credit Officer

Shri Deepak Chawla
Deputy Managing Director
(Corporate Strategy & New Businesses)

Shri Arun Shandilya
Deputy Managing Director &
Chief Financial Officer

Shri Anup Banerji
Deputy Managing Director
(Rural & Agri-Business Group)

Ms. Ritu Anand
Deputy Managing Director &
Chief Economic Advisor

बैंक के लेखा-परीक्षक
The Bank's Auditors

मेसर्स डी.पी.सेन एंड कं., कोलकाता
M/s D. P. Sen & Co, Kolkata

मेसर्स खंडेलवाल जैन एंड कं., मुंबई
M/s Khandelwal Jain & Co, Mumbai

मेसर्स जैन कपिला एसोसिएटस, दिल्ली
M/s Jain Kapila Associates, Delhi

मेसर्स आर.जी.एन. प्राईस एंड कं., चेन्नई
M/s R.G.N. Price & Co, Chennai

मेसर्स एम.एम.निसीम एंड कं., मुंबई
M/s M.M. Nissim & Co, Mumbai

मेसर्स एस.के.मित्तल एंड कं., नई दिल्ली
M/s S.K. Mittal & Co, New Delhi

मेसर्स विनय कुमार एंड कं., इलाहाबाद
M/s Vinay Kumar & Co, Allahabad

मेसर्स एम. चौधरी एंड कं., कोलकाता
M/s M. Choudhury & Co, Kolkata

मेसर्स लक्ष्मीनिवास एंड जैन, हैदराबाद
M/s Laxminiwas & Jain, Hyderabad

मेसर्स जी.एम. कापाडिया एंड कं., मुंबई
M/s G.M. Kapadia & Co, Mumbai

मेसर्स दत्ता सिंगला एंड कं., चंडीगढ़
M/s Datta Singla & Co, Chandigarh

मेसर्स चतुर्वेदी एंड कं., कोलकाता
M/s Chaturvedi & Company, Kolkata

मेसर्स वर्धमान एंड कं., चेन्नई
M/s Vardhaman & Co, Chennai

उल्लेखनीय तथ्य
Highlights

वर्ष के लिए FOR THE YEAR	2006-07	2005-06	परिवर्तन प्रतिशत में % change
कुल आय (करोड़ रुपए) Total Income (Rs. crore)	45,260	43,415	4.25
कुल व्यय (करोड़ रुपए) Total Expenditure (Rs. crore)	40,719	39,008	4.39
निवल लाभ (करोड़ रुपए) Net Profit (Rs. crore)	4,541	4,407	3.04
प्रति शेयर अर्जन (रुपए) Earnings per Share (Rs.)	86.29	83.73	3.06
औसत परिसंपत्तियों पर आय (%) Return on Average Assets (%)	0.84	0.89	(–5.62)
ईक्विटी पर आय (%) Return on Equity (%)	14.24	15.47	(–7.95)
प्रति कर्मचारी लाभ (रुपए हजार) Profit per Employee (Rs. thousands)	236.81	216.76	9.25

वर्ष की समाप्ति पर AT THE END OF	मार्च March 2007	मार्च March 2006	परिवर्तन प्रतिशत में % change
संदत्त पूंजी और आरक्षितियां एवं अधिशेष (करोड़ रुपए) Paid-up Capital and Reserves & Surplus (Rs. crore)	31,298	27,644	13.22
जमाराशियाँ (करोड़ रुपए) Deposits (Rs. crore)	4,35,521	3,80,046	14.60
अग्रिम (करोड़ रुपए) Advances (Rs. crore)	3,37,336	2,61,801	28.85
देशी शाखाओं की संख्या Number of Domestic Branches	9,517	9,177	3.70
विदेश स्थित शाखाओं/कार्यालयों की संख्या Number of Foreign Branches / Offices	83	70	18.57
पूंजी पर्याप्तता अनुपात (%) Capital Adequacy Ratio (%)	12.34	11.88	3.87
निवल अनर्जक परिसंपत्तियाँ (%) Net NPA (%)	1.56	1.88	(-17.02)


जमाराशियाँ एवं अग्रिम (भा.स्टे.बैं.)
Deposits and Advances (SBI)
(US$ in million)
110000
100000
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
83906
46262
85183
58644
100189
77602
2004-05
2005-06
2006-07
जमाराशियाँ Deposit
अग्रिम Advances

अध्यक्ष की कलम से

प्रिय शेयरधारको,

अध्यक्ष के रुप में मेरा पहला वर्ष पूरा होने वाला है - इस अवसर पर आपके बैंक की वर्ष 2006-07 की वार्षिक रिपोर्ट प्रस्तुत करते हुए हमें हर्ष है। आपका बैंक किस पथ और दिशा में अग्रसर है - इस संबंध में मैं अपने विचार आपके सम्मुख प्रस्तुत करना चाहूंगा।

वर्ष 2006-07, कई कारणों से विलक्षण वर्ष रहा है। आर्थिक वृद्धि की दर अभूतपूर्व रही है और इसका श्रेय विनिर्माण और सेवा क्षेत्र को है। इस-तरह की वृद्धि-दर की अपेक्षा के कारण वार्षिक-वृद्धि-दर 8 से 9% की परिधि में परिकल्पित की जा रही है। अर्थव्यवस्था तेजी से विश्व-अर्थव्यवस्था के साथ समन्वित होती जा रही है। देश में बाहर से भारी मात्रा में पूंजी का आना और भारतीय कारपोरेटों द्वारा विदेशों में बड़े अधिग्रहण करना -इस समन्वय के प्रमाण हैं। कई वर्षों बाद मुद्रास्फीति एक बार पुन: तेजीसे बढ़ी और मौद्रिक नीति को तद्नुसार पर्याप्त रूप से चुस्त-दुरुस्त किया गया। कृषि क्षेत्र के पिछड़ने के कारण - ऐसा प्रतीत हो रहा है कि-असमानता का स्तर बढ़ता जा रहा है। बैंको के बीच प्रतिस्पर्धा काफी तीव्र हुई और इसका प्रमाण तेजी से बढ़ती जमा-दरों के उदाहरण से समझा जा सकता है। ऐसी पृष्ठभूमि में, पिछले छह महीनों के दौरान हम लोग, आपके बैंक के - जमा और अग्रिम बाजार-अंश को अक्षुण्य बनाए रखने में सफल रहे हैं - यद्यपि इन दोनो क्षेत्रों में (जमा और अग्रिम) बैंक का बाजार-अंश पिछले कंई वर्षों से गिरता जा रहा था। दरअसल, माँग-जमा के क्षेत्र में आपके बैंक का बाजार-अंश, सितम्बर 2006 से 200 आधार-बिन्दु बढ़ा है। मांग-जमा, अल्प-लागत, स्थिर और बैंकों की पसंदीदा जमा राशि होती है। वर्ष के दौरान आपके बैंक ने और भी कई उपलब्धियां प्राप्त कीं । आपके बैंक का तुलन-पत्र 500,000 करोड़ रुपए की सीमा को पार कर गया है, जमा और अग्रिम के क्षेत्र में आपके बैंक ने क्रमशः 400,000 करोड़ और 300,000 करोड़ रुपए की सीमाओं का पार किया।

भारतीय रिजर्व बैंक की उपचारात्मक - नीतियों के कारण - व्याज दरों में बढ़ोत्तरी हुई - जिससेआपके बैंक की जमा लागत 2005-06 के 4.57% से बढ़कर 4.79% हो गई। इसी अवधि के दौरान अग्रिमों पर प्रतिलाभ 7.78% से बढ़कर 8.67% हो गया - यद्यपि निवेशों पर प्रतिलाभ 7.10% से घटकर 6.88% हुआ है। परिणामस्वरुप, आपके बैंक ने पिछले वर्ष के 2.92% की तुलना में 3.31% की बेहतर निवल व्याज - आय मार्जिन अर्जित की।

From the Chairman's Desk



Dear Shareholders,

As I move towards completing my first year in office, it is my privilege to place before you your Bank's Annual Report for the year 2006-07. I would also like to share some of my thoughts on the path your Bank is embarking upon.

The year 2006-07 has been remarkable on several counts. Economic growth has been at an unprecedented high, powered by manufacturing and services, and expectations of the trend growth have moved to a higher annual rate of 8-9%. The economy is rapidly becoming globally integrated as evidenced by huge capital inflows and Indian corporates making large acquisitions abroad. Inflation reared its head again after several years and monetary policy was tightened significantly. Disparities, though, seem to be widening as the agricultural sector is lagging behind. Competition amongst banks intensified as, for example, witnessed in sharply rising deposit rates. Against this background, in the last six months, we have been able to stem the declining trend of the past several years in your Bank's market share, both in deposits and advances. In fact, in demand deposits, which are low cost, stable and coveted across the banking sector, your Bank actually increased its market share by 200 bps since September 2006. Among other milestones during the year, your Bank's balance sheet size crossed Rs 500,000 crore; deposits crossed Rs 400,000 crore and advances crossed Rs 300,000 crore.

Reflecting the hardening in interest rates during the year following the policy tightening by RBI, your Bank's cost of deposits increased to 4.79% in 2006-07 from 4.57% in 2005-06. In the same period, the yield on advances increased to 8.67% from 7.78%. Even though the yield on investments decreased to 6.88% from 7.10%, your Bank recorded a healthy Net Interest Margin of 3.31% against 2.92% in the previous year.

मै पूर्णत: आश्तवस्त हूँ कि हम अपने बाजार अंश को वापस प्राप्त करने, अपने मूल व्यवसाय को और सशक्त करने, अपनी अन्य वित्तीय सेवाओं के विविधिकरण और लाभ को बढ़ाने के अभियान में सफल होंगे। इस लक्ष्य के लिए आपके बैंक को और अधिक ग्राहक-केन्द्रित, इसकी सेवाओं की परिधि को व्यापक और उनकी गुणवत्ता को बेहतर बनाया जा रहा है। यह एक जटिल और अविराम प्रक्रिया है जो विभिन्न स्तरों पर दृष्टिकोण और मनोवृति परिवर्तन की अपेक्षा रखती है। मेरे और मेरे शीर्ष-प्रबंधन दल के लिए यह प्राथमिकता का क्षेत्र है- और हम सभी शाखाओं और क्षेत्रों के परिचालन-कर्मियों के साथ इस लक्ष्य की प्राप्ति हेतु कार्यशालाएं कर रहे है। दृष्टिकोण-परिवर्तन के इस विराट-अभियान में हम विशेषज्ञो की सहायता भी ले रहे हैं।

इस परिवर्तन-अभियान में मनाव-संसाधन की केन्द्रीय भूमिका है। हम बेहतर ग्राहक-सेवा के लिये वर्तमान व्यवसाय-प्रक्रिया में यथेष्ट परिवर्तन करने के साथ-साथ प्रौद्योगिकी का भी सदुपयोग कर रहे हे। केन्द्रीय प्रक्रिया केन्द्र, बिक्री दल और शाखा का नूतन बिन्यास जैसी व्यवसाय-प्रक्रिया-पुनर्विन्यास से जुड़ी सभी प्रमुख पहलों को प्रत्येक प्रमुख केन्द्रों पर - पूरे बैंक स्तर पर कार्यान्वित किया जा चुका है। इसके कई फायदे हैं । प्रक्रियाओं की एकरुपता, कितने समय में कार्य होगा इस विषय में ग्राहक की आश्वस्तता, महत्वपूर्ण ग्राहकों के लिए रिलेशनशिप बैंकिंग, आस्ति गुणवत्ता में सुधार के साथ-साथ 'इकोनोमीज़ आफ स्केल' एवं लागत में कमी-जैसे इसके अनेक लाभ हैं ।

अपने ग्राहको को सुपुर्दगी चैनलों, उत्पाद और सेवाओं के मामले में अधिक विकल्प देने के संबंध में प्रोद्योगिकी को भी मैं अत्यन्त महत्वपूर्ण मानता हू। आपका बैंक 'कही भी और कभी भी बैंकिंग' क़ी वर्तमान परिधि को और व्यापक बना रहा है। आपके बैंक के एटीएमों और एटीएम कार्डों की संख्या सर्वाधिक है। इसके साथ-साथ अपने ग्राहकों को और व्यापक एटीएम कवरेज देने के लिए हमने कई अन्य बैंकों से परस्पर व्यवस्था भी की है। इसके अतिरिक्त, आपके बैंक की आधी से अधिक शाखाएं पूर्ण सक्रिय और सुरक्षित इन्टरनेट-बैंकिंग सुविधा प्रदान कर रही हैं। आपका बैंक "मोबाइल बैंकिग'' सुविधा प्रदान करने की भी योजना बना रहा है। हमारा लक्ष्य यह है कि हमारे ग्राहक "शाखा-ग्राहक" के बजाय "बैंक ग्राहक" के रुप में देश में कहीं भी आसानी से व्यवसाय-विनिमय कर सकें - इतना ही नही - वे पूरी दुनिया में "रीयल-टाइम" आधार पर सेवाएं प्राप्त कर सकें। इसका अधिकांश हिस्सा कोर बैंकिंग प्लेट फार्म पर आधारित होगा - जो हमारे बैंक के 85% व्यवसाय को संचालित कर रहा है। पिछले वर्ष के दौरान हमने कई अवरोधों को दूर करके ग्राहक सेवा-स्तर में सुधार किया तथा बैंक के विभिन्न कार्यकलापों को कोर बैंकिंग समाधान से जोड़ा। वेब आधारित मुद्रा-विप्रेषण, तत्काल निधि-अंतरण, ऑन-लाइन-ट्रेडिंग तथा कारपोरेटों के 'पेएबल' और 'रिसिवेबिल' खातों के प्रबंधन के लिए समग्र रोकड प्रबंधन उत्पाद (सीएमपी) जैसे अनेक उत्पादों और सुविधाओं को वर्ष के दौरान शुरु किया गया। नेट-वर्किंग और भुगतान-पहलों के क्षेत्र में आइटी आधारित समाधानों की सर्वोत्कृष्टता के लिए बैंक ने पुरस्कार प्राप्त किए।

इस अवसर पर हम-वर्ष के दौरान शुरु की गई कतिपय रणनीतिक पहलों से भी आपको अवगत कराना चाहेंगे। आगामी वर्षो के दौरान ग्रामीण अर्थ-व्यवस्था के साथ-साथ विश्व अर्थव्यवस्था के उत्तरोत्तर बढ़ते महत्व को प्रतिध्वनित करते हुए व्यवसाय-परिदृश्य में आमूल परिवर्तन होने वाला है - और इसके कारण वित्तीय सेवाओं की आवश्यकताओं का केन्द्र भी बदलेगा। इसे ध्यान में रखते हुए - 'ग्रामीण एवं कृषि व्यवसाय', 'ट्रैजरी एवं मार्केटिंग' और 'कारपोरेट कार्यनीति एवं नए व्यवसाय' जैसे 3 नए व्यवसाय-समूहों का सृजन किया गया है। चौथा व्यवसाय समूह 'मध्य कारपोरेट समूह' सृजन की प्रक्रिया में है।

I have full confidence that we can sustain the drive of recovering market share, strengthening our core business, diversifying into other financial services, and improving our profitability. Towards this end, your Bank is being transformed to becoming more customer-focused, and improving the range and quality of service. This is a complex ongoing task that requires attitudinal change at different levels. My Top Management team and I have taken this as a priority and have been conducting workshops with all the line functionaries covering all branches and regions of the country. In this major re-orientation exercise, we are also getting the assistance of specialists.

While human resources are central to driving change, we are also overhauling existing business processes and leveraging technology to improve customer service. Almost all the business process re-engineering (BPR) initiatives – which include central processing centres, sales forces, and new format branches – have been launched in all major centres across the Bank. This brings many benefits, such as the standardization of processes, assured turnaround time for customers, availability of relationship banking for valued customers, improved asset quality, as well as economies of scale and reduction in costs.

I also lay great emphasis on technology to provide our customers with more options in terms of delivery channels, products and services. Your Bank is enhancing the reach of "anytime, anywhere banking". It has the largest number of ATMs and the largest card base, as well as reciprocal arrangements with several other banks for expanded ATM coverage for our customers. In addition, around half of the branches of your Bank offer fully functional and secure internet banking. Your Bank also plans to introduce mobile banking. The aim is that our customers will no longer be just "branch customers" but will be "Bank customers", able to transact business easily anywhere within the country and, for that matter, in the world on a real time basis. Much of this will be on the core banking platform, which now covers over 85% of your Bank's business. During this past year we have enhanced customer service levels by removing many glitches and extended core banking to all the major units of the Bank. Several new products and facilities have been introduced such as web-based remittance, instant funds transfer, on-line trading, and a comprehensive cash management product that enables corporates to manage their payables as well as receivables. Indeed, your Bank has received awards for excellence in IT-driven solutions for networking and payments initiative.

I would also like to share with you the strategic initiatives that we have launched this year. Reflecting the growing importance in the coming years of the rural economy as well as the global economy, the business landscape will be changing radically and so will the financial service needs. Accordingly, three new business groups have been created: Rural and Agri Business; Treasury and Marketing; Corporate Strategy and New Businesses; and a fourth, Mid Corporate Group, is on the anvil.

'ग्रामीण एवं कृषि व्यवसाय' समूह बैंक के राजस्व का प्रमुख स्रोत होगा। विपणन और प्रौद्योगिकी ग्रामीण-व्यवसाय की वृद्धि के मुख्य कारक होंगे। वित्तीय भागीदारी अभियान का ध्वज-धारक यही समूह होगा और वित्तीय भागीदारी की अवधारणा हमे अत्यधिक प्रिय है। हम चाहते हैं कि अगले 24 महीनों में हम 1 लाख ऐसे गाँवो तक पहुंच जाएं जहां बैंक और बैंकिंग अभी तक नही पहुंची है। चूंकि हमारे लक्ष्य को प्राप्त करने में वर्तमान शाखा नेटवर्क और मानव संसाधन अपर्याप्त है, आपका बैंक प्रौद्योगिकी की मदद ले रहा है, एनजीओ/एमएफआइ, कारपोरेटों एवं सरकारी विभागों से गठजोड़ करने के साथ-साथ-भारतीय रिजर्व बैंक द्वारा अनुमत 'व्यवसाय सहायकों' और 'व्यवसाय-संबंधियों' की सेवाएं प्राप्त कर रहा है। वित्तीय भागीदारी-और इसमें निरक्षर जन समुदाय को शामिल करने के चुनौतीपूर्ण अभियान में आपके बैंक ने बायोमैट्रिक पहचान वाले "एसबीआई टाइनी कार्ड" को प्रत्युत्तर के रूप में चुना है। यह एक स्मार्ट कार्ड है।

ट्रेजरी एवं मैनेजमेंट व्यवसाय समूह को लाभ-केन्द्र और भारत तथा विदेशों के नए वित्तीय-बाजारों में व्यवसाय के भावी अवसरों की पहचान करने के लिए गठित किया गया है। वैश्विक-कोष के सृजन करने की दिशा में यह एक प्रभावी कदम भी है। अपने ग्राहकों और शेयरधारकों को बेहतर प्रतिलाभ प्रदान करने के उ‌ेश्य से - आपके बैंक का ट्रेजरी-ग्रुप, डेरिवेटिव्स - सम्पन्न ऐसे उत्पादों को विकसित कर रहा है - जिससे ग्राहक भारतीय रिजर्व बैंक के नए विश्लेषण का लाभ उठाकर अपने जोखिमों का बेहतर प्रबंधन कर सके और अपने आय में प्रभावी वृद्धि कर सके। जैसे-जैसे नए क्षेत्र विश्व-अर्थव्यवस्था का अंग बनेंगे - वैसे-वैसे इस प्रकार के उत्पादों की मांग और आवश्यकता बढ़ेगी।

कारपोरेट कार्यनीति एवं नए व्यवसाय समूह का सृजन, प्रकट हो रहे नए अवसरों पर ध्यान केन्द्रित करने के लिए किया गया है। आपके बैंक ने वित्तीय योजना और सलाहकार सेवाएं शुरू की हैं। निकट भविष्य में यह मर्चेन्ट अधिग्रहण के क्षेत्र में उतरने वाला है। हम इन्फ्रास्ट्रक्चर फंड, प्राइवेट इक्विटी, वेन्चर कैपिटल और पेंशन फंड-प्रबंधन के क्षेत्र में भी प्रवेश करने वाले है। हम जनरल-इन्श्योरेन्स व्यवसाय की संभावनाओं पर भी विचार कर रहे हैं।

आपको यह जानकर प्रसन्नता होगी कि स्टेट बैंक समूह का निष्पादन उत्तम रहा है। सहयोगी बैंक मजबूत निष्पादन कर रहे हैं - उनके निवल लाभ में 31% की वृद्धि हुई और उनकी सकल अलाभकारी आस्तियों के स्तर में 8% की क़मी आई। गैर-बैंकिंग अनुषंगियों का निष्पादन उल्लेखनीय है, जो उनके संबंधित कार्य-क्षेत्रों में उनकी शीर्ष स्थितियों से प्रकट होता है। थॉमसन-पीएफआइ के श्रेणी-निर्धारण के अनुसार एसबीआई कैपिटल मार्केट ने वरीयता-सूची में अपने स्थान को समुन्नत किया। 'मैनडेटेड लीड अरेन्जर आफ प्रोजेक्ट फाइनेन्स' के रूप में (अब विश्व में श्रेष्ठतम 10 में) तथा प्रोजेक्ट फाइनेन्स एडवाइजर के रूप में (विश्व में तीसरा स्थान) जबकि एशिया-प्रशान्त क्षेत्र में अपना पहला स्थान पूर्ववत बनाए रखा (और अपना बाजार अंश भी बढ़ाया है)। यूके की दोनों अनुषंगियों - एसबीआई कैप (यूके) लि. और ब्रोकिंग सबसिडरी एसबीआई कैप सिक्योरिटीज लि. ने अपने परिचालन के पहले वर्ष में ही लाभ कमाने का गौरव प्राप्त किया, जबकि एसबीआई कैप वेन्चर्स लि. ने एसबीआई होल्डिंग्स एंड कं. (साफ्टबैंक) जापान के साथ मिलकर 'नोलेज सेक्टर फंड' की स्थापना की। एसबीआइ फंड्स मैनेजमेंट, पुरस्कारों को पाने के क्रम को इस वर्ष भी जारी रखा। इसे सीएनबीसी - क्रिसिल का प्रतिष्ठित 'म्युच्युअल फंड आफ द इयर - 2007' का पुरस्कार प्राप्त हुआ। 35 लाख ग्राहकों के साथ इसने 'रिटेल फंड हाउस' के रूप में अपनी पहचान को और सशक्त किया। पिछले वर्ष इसने 'पोर्टफोलियो मैनेजमेंट' एवं 'इन्वेस्टमेंट एडवायजरी' सर्विसेज की शुरूआत की थी - जो संस्थाओं, विशेष रूप में एफआइआइ के लिए थी। इसके अतिरिक्त इसने

The Rural and Agri Business Group has the potential to be a significant source of revenue for the Bank. Marketing and technology will be the key drivers to boost rural business. This business group will also steer the Financial Inclusion initiative, which is very close to my heart. We aim to cover one lakh un-banked villages in 24 months. As the present branch network and available human resources would simply not be adequate to achieve our goal, your Bank is leveraging technology and building partnerships with NGOs/MFIs, corporates, and government departments, as well as engaging business facilitators and business correspondents, as permitted by RBI. SBI Tiny Card, a smart card, with biometric identification is your Bank's answer towards addressing the daunting task of financial inclusion, especially of the illiterate masses.

The Treasury and Marketing Business Group has been set up as a profit centre and to explore business opportunities in new financial markets in India and abroad. It is also a step towards the creation of a global treasury. In its pursuit to provide better returns to customers and shareholders, your Bank's Treasury Group is in the process of launching derivative embedded products to help customers utilize the new RBI dispensation to manage their risks and earnings more effectively. The need and demand for these products is expected to grow substantially as more sectors become exposed to the global economy.

The Corporate Strategy and New Business Group has been created to focus on emerging opportunities. Your Bank has initiated financial planning and advisory services. Shortly, it plans to enter into the areas of merchant acquisitions. We are also in the process of launching an Infrastructure Fund, private equity, venture capital, and pension funds management. We are also looking into the general insurance business.

You would be happy to know that the SBI Group performance has been excellent. The Associate Banks continue to perform strongly, with net profit growth of 31% and a reduction in their gross NPA level of over 8%. The non-bank subsidiaries have built enormous value as is demonstrated by their leading position in their spheres of the financial market space. SBI Capital Markets Ltd. has improved its rankings by Thomson's PFI as Mandated Lead Arranger of Project Finance (within the top 10 globally now) and Project Finance Advisor (ranked third in the world), while maintaining the No.1 position (with improved market share) in Asia Pacific and India. Both the UK subsidiary, SBICAP(UK) Ltd, and the broking subsidiary, SBICAP Securities Ltd, have recorded profits in their very first year of operations while SBICAPS Ventures Ltd. has set up a Knowledge sector fund jointly with SBI Holdings Inc (Softbank) Japan. SBI Funds Management continues to attain numerous awards, and notably received the prestigious Mutual Fund of the Year 2007 award by CNBC-CRISIL. It has reinforced its position as a retail fund house with an investor base of over 35 lakh investors, whilst also successfully diversifying into other areas: last year it entered into Portfolio Management and Investment Advisory Services for institutions, largely FIIs, as well as launched an

'आफशोर-फंड' की भी शुरूआत की। एसबीआई लाइफ इन्श्योरेन्स कंपनी ने - निजी क्षेत्र के जीवन-बीमाकर्ताओं में 65 लाख जीवन-बीमा के साथ निजी क्षेत्र की शीर्षस्थ बीमा कंपनी होने के साथ-साथ लगातार दूसरी वर्ष लाभ कमाने वाली निजी क्षेत्र की पहली कंपनी बनने का गौरव प्राप्त किया। 30 लाख सक्रिय कार्डों के साथ एसबीआई कार्ड्स एंड पेमेन्ट सर्विसेज लि. देश में क्रेडिट कार्ड जारी करने वाली दूसरी सबसे बड़ी कंपनी बन गई है। सरकारी-प्रतिभूतियों में अग्रणी प्राइमरी डीलर के रूप में - एसबीआई डीएफएचआइ का परिणाम अद्भुत रहा। इसके निवल लाभ में 22 गुना वृद्धि हुई, जिसका प्रमुख कारण भारतीय रिजर्व बैंक द्वारा वर्ष 2006 में विविधिकरण हेतु दी गई अनुमति थी। एसबीआइ फैक्टर्स एण्ड कमर्शियल सर्विसेज ने 33% की बेहतरीन संवृद्धि दर्ज की।

आपके बैंक के व्यवसाय-संवर्धन तथा बेसल II की अपेक्षाओं को पूरा करने के लिए अतिरिक्त पूंजी की आवश्यकता होगी। आपके बैंक का पूंजी पर्याप्तता अनुपात - भारतीय रिजर्व बैंक द्वारा निर्धारित 9% तथा आपके बोर्ड द्वारा निर्धारित 11% की उच्चतम सीमा से भी अधिक है एवं मार्च 2007 को पूंजी पर्याप्तता अनुपात 12.34% था - जिसमें अंतरराष्ट्रीय सर्वश्रेष्ठ मानकों के अनुरूप टीयर-I पूंजी 8.01% थी। वर्ष 2006-07 के दौरान आपके बैंक ने टीयर-I पूंजी के रूप में 9,442 करोड रूपये देशी ऋण-पूंजी के रूप में तथा 40 करोड़ अमेरिकी डालर नवोन्मेषी बेमियादी ऋण लिखतों के माध्यम से उगाहे। बढ़ती अपेक्षाओं को पूरा करने के लिए आगामी वर्ष के दौरान 15,000 करोड़ रुपये से भी अधिक पूंजी की आवश्यकता होगी - जिसकी उगाही इक्विटी और ऋण-पूंजी के संयुक्त माध्यम से की जा सकती है। यदि न्यूनतम सरकारी - शेयर धारिता में छूट नहीं दी जा सकती है या सरकार भविष्य में जारी की जाने वाली पूंजी में समानुपातिक आधार पर शेयरों को नहीं ले सकती है तो आगामी वर्षों में सरकार-धारित बैंकों की बढ़ती हुई टीयर-I पूंजी आवश्यकताओं को पूरा करने के लिए विनियामको एवं भारत सरकार को पूंजी उगाही के नए तरीकों जैसे कि प्रिफरेंस शेयर, नान-वोटिंग शेयर की अनुमति प्रदान करनी चाहिए।

आपको सूचित करते हुए हमें हर्ष है कि हमारे प्रयास अब पल्लवित - पुष्पित हो रहे हैं। 'बिजनेस-वर्ड' द्वारा किए गए कस्टमर - लायलटी सर्वे - 2007 के अनुसार - ग्राहक संतुष्टि, सेवा उनमुखता, ग्राहक केयर / काल सेंटर, कस्टमर लायलिटी और आवास-ऋण इन सभी मानदंडों पर आपके बैंक को प्रथम स्थान प्राप्त हुआ है।

मुझे सूचित करते हुए प्रसन्नता हो रही है कि आपके बैंक के निदेशक मंडल ने मार्च 2007 को समाप्त वर्ष के लिए 140% के लाभांश की घोषणा की है।

आज की गतिशील दुनिया - देश के अंदर ही नहीं बल्कि विश्व बाजार में व्यवसाय के अनंत अवसर प्रदान कर रही है। मैं आश्वस्त हूँ कि आपके सहयोग से हम अग्रिम पंक्ति में बने रहेंगे, उत्तरोत्तर मजबूत होते जाएंगे तथा भारत की विकास-यात्रा के सक्रिय-सहचर बनें रहेंगे।

सादर,

आपका

(ओ.पी. भट्ट)

Offshore Fund. SBI Life Insurance Company Ltd, which now covers 6.5 million lives, the highest number among the private life insurance players, is also the first private sector life insurance company in India to make profit for two consecutive years. SBI Cards and Payment Services Private Ltd., which crossed the landmark of 3 million credit cards, has become the second largest card-issuer in the country in terms of cards-in-force. SBI DFHI Ltd, the leading primary dealer in government securities, posted excellent results with a 22-fold increase in net profits, largely due to diversification of activities permitted by RBI in 2006. SBI Factors and Commercial Services had a healthy growth of 33%.

To drive your Bank's business growth as well as to meet Basel II requirements, additional capital is required. Your Bank's capital adequacy ratio has been well above the 9% benchmark mandated by RBI as well as 11% mandated by your Bank's Board. As of March 2007, it stood at 12.34%, of which Tier I Capital is 8.01% in line with best international practice. In 2006-07, your Bank raised Rs. 9,442 crores of domestic debt capital and another $400 million overseas by way of innovative perpetual debt instruments, which qualify for Tier I capital. Over Rs. 15,000 crores of capital may be required in the coming year to meet the growing requirements, which can be raised by a combination of equity and debt capital. The regulators and GOI should permit newer forms of capital such as preference shares, non-voting shares to enable state-owned banks shore up their Tier I capital, if the minimum government shareholding cannot be relaxed or government cannot take up its pro-rata share in future offerings.

I am glad to report to you that our efforts are beginning to bear fruit. In the recent Customer Loyalty Survey 2006-07 conducted by Business World, your Bank has been ranked number One in all the parameters of Customer Satisfaction, Service Orientation, Customer Care/Call Centre, Customer Loyalty and Home Loans.

I am happy to announce that the Board of Directors of your Bank has declared a dividend of 140% for the year ended March 2007.

Today's dynamic world offers vast business opportunities not only within the country but also in the global marketplace. With your support, I am confident that your Bank will remain in the forefront, growing from strength to strength, and partnering India in its journey of growth.

With warm regards,
Yours sincerely,

(O.P. Bhatt)

निदेशकों की रिपोर्ट

प्रबंधन विवेचन एवं विश्लेषण

आर्थिक पृष्ठभूमि और बैकिंग परिदृश्य

वर्ष 2006 के दौरान विश्व-अर्थव्यवस्था वर्ष 2005 के 4.9% की वृद्धि-दर से तेज बढ़ते हुए 5.4% की दर से वृद्धि-शील रही। इस का प्रमुख कारण एशिया तथा अन्य उभरते बाजारों में वृद्धि-दर में आई तेजी थी। अंतर्राष्ट्रीय मुद्रा-कोष (आइएमएफ) के अनुसार स्थानीय मांग में तेजी के कारण यूरो क्षेत्रो में वृद्धि-दर-त्वरण के बावजूद यूएसए की अर्थ-व्यवस्था में आशंकित मंदी के कारण - वर्ष 2007 के दौरान वृद्धि-दर 4.9% तक सीमित रहेगी।

भारतीय अर्थव्यवस्था में लगातार चौथे वर्ष उत्साहवर्धक वृद्धि-दर बनी रही। वर्ष 2006-07 के दौरान अर्थव्यवस्था के, विगत वर्ष के 9.0% के वृद्धि-दर के आधार पर - 9.2% के दर से बढ़ने का अनुमान है। इस वृद्धि क़े कई ऐसे मजबूत पक्ष है - जो इसकी नींव को और मजबूती प्रदान करते है। इस वृद्धि का फलक व्यापक रहा है - यह देशी माँग (निवेश एवं उपभोक्ता) एवंम निर्यात के साथ साथ विभिन्न खंडो द्वारा किये गए योगदानो पर आधारित रही। इस वृद्धि-दर को सिर्फ सेवा-क्षेत्र ने ही त्वरण प्रदान नही किया बल्कि विनिर्माण क्षेत्र का भी इसमे उल्लेखनीय योगदान रहा। कृषि-क्षेत्र एक मात्र अपवाद रहा। वर्ष 2006-07 के दौरान विनिर्माण क्षेत्र की वृद्धि-दर 9.1% की तुलना में 12.3% रही। सेवा-क्षेत्र नौंवे दशक के मध्य से ही 9% की दर से वृद्धिशील है। आने वाले दिनोमें भी भारतीय अर्थव्यवस्था में इसके मजबूत योगदान की उमीद है। सकल राष्ट्रीय उत्पाद में इसका योगदान संप्रति 60% है। सेवा-क्षेत्र के अंतर्गत आने वाले क्षेत्रों में - व्यापार, होटल, परिवहन, एवं संचार तथा वित्तीय सेवाओं की वृद्धि-दर विगत दो वर्षों की अवधि में दहाई के अंक में रही। वर्तमान-वृद्धि-दर को -विगत वर्षों के दौरान, बचत और निवेश में हो रही भारी वृद्धि से भी पर्याप्त सहयोग प्राप्त हुआ। वर्ष 2006-07 के दौरान सकल देशी निवेश तेजी से बढ़कर 33.8% हो गया जबकि बचत दर में 32.8% की वृद्धि हुई। निवेश, समान्यत: व्यवसाय, आशावादिता और वृद्धि के प्रति सकारात्मक दृष्टिकोण को इंगित करता है।

वर्ष के दौरान मुद्रास्फीति अत्यंत चिंता का विषय बनी रही। थोक मूल्य सूचकांक यद्यपि 31 मार्च 2007 को घटकर 5.74% हो गया - लेकिन यह अधिकांश समय 6% के आसपास बना रहा। इतना ही नही, उपभोक्ता मूल्य सूचकांक उच्चतर ही बना रहा। मुद्रास्फीति की जड़े मुख्यत: आपूर्ति - पक्ष से ही जुड़ी रही - जिसमें मूल-भूत और विनिर्माण-क्षेत्र की मदों का योगदान प्रमुख रहा - और इसे मुद्रा-आपूर्ति और बैंक ऋण की उपलब्धता में उत्साहजनक वृद्धि ने और भी प्रेरित किया गया।

निर्यात की स्थिती मजबूत बनी रही और यह वर्ष 2005-06 के 23.4% की तुलना में 20.9% की दर से बढ़ी। निर्यात में तेजी - विनिर्माण क्षेत्र के जबरदस्त निष्पादन के साथ-साथ - व्यापारिक भागीदारों द्वारा सतत भारी मांग के कारण संभव हो सकी। इसके परिणाम स्वरुप मर्केडाइज-निर्यात में भारत का हिस्सा बढ़कर 1% हो गया। इसके समानान्तर, तेल के दामों में तेजी होने के कारण आयात में 26.4% की दर से तेज वृद्धि हुई (वर्ष 2005-2006 के 33.8% आधार पर)। चाँदी एवं मोती के आयात में कमी आई - जबकि देश में मजबूत निवेश गतिविधियों के कारण पूँजीगत वस्तुओं के आयात में भारी वृद्धि हुई भारत की विकास-संभावनाओं में बढ़ते वैश्विक-आत्मविश्वास के कारण- देश में पूँजी प्रवाह पर्याप्त बना रहा - जीसके कारण देश की विदेशी मुद्रा भंडार में 47.6 बिलियन अमरीकी डॉलर की वृद्धि हुई और यह बढ़कर 199.2 बिलियन अमरीकी डॉलर हो गया।

भारतीय रिज़र्व बैंक की मौद्रिक-नीति की प्रमुख मंशा मुद्रास्फीति को नियंत्रित करने के साथ यह सुनिश्चित करना रही कि निवेश की बढ़ती मांग को समर्थन दिया जाय। संवेदनशील क्षेत्रों को दिये जा रहे ऋणो पर अंकुश लगाया जाय तथा वित्तीय बाजार में समग्रत: स्थिरता बनाए रखा जाए। वर्ष 2006-07 के दौरान बैंक-दर में कोई परिवर्तन नहीं हुआ - परंतु नकदी आरक्षिती अनुपात (सीआरआर) में 100 आधार बिंदुओं की वृद्धि की गई। रिवर्स रिपो दर में 25 आधार अंको की वृद्धि की गई और यह 6% हो गया जबकि रिर्वस-रिपो दर में को 25 आधार बिंदु की दर से पाँच बार बढ़ाया गया जिसके चलते यह बढ़कर 6.50% से बढ़कर 7.75% हो गया। चालू वित्त-वर्ष के दौरान मुद्रास्फीति के समानान्तर ब्याज दरो में वृद्धि जारी है। प्रमुख बैंकों की मूल - उधार दर 31 मार्च 2006 के 10.25-10.75% की तुलना में बढ़कर 31 मार्च 2007 को 12.25-12.50 % हो गई। इसी अवधि के दौरान प्रमुख बैंकों की जमा दरें 6.0 - 7.0% से बढ़कर 7.5-9.0% हो गई।

उधार-दरो में वृद्धि के कारण ऋण की माँग पर प्रभाव पड़ा जो वर्ष 2005-06 के 30.8% की तुलना में वर्ष 2006-07 के दौरान 27.6% की दर से बढ़ी। दूसरी और जमा-दरों के बढ़ने के कारण जमा-वृद्धि में पर्यात्प बढ़ोत्तरी हुई और पिछले वर्ष के 18.1% की तुलना में यह वर्ष 2006-07 के दौरान 23.0% की दर से बढ़ी। इसके परिणामस्वरूप ऋण-जमा अनुपात (सीडी रेशियो) 110% से घटकर 86% हो गया।

Management Discussion and Analysis

Economic Backdrop and Banking Environment :

The global economy grew at a higher pace of 5.4% in 2006, as compared to 4.9% in 2005, as growth picked up in Asia and other emerging market economies. According to the IMF, global growth is likely to moderate to 4.9% in 2007, due to expected slowdown in the US economy, though growth in the Euro zone is expected to pick up, led by strong domestic demand.

The Indian economy witnessed robust growth for the fourth successive year. In 2006-07, the economy is estimated to have grown by 9.2%, building on 9.0% growth in the previous year. There are many positive features to this growth, which reinforce its solid foundations: the broad based nature of the growth relying on domestic demand (both investment and consumer) and exports, as well as the sectoral contribution, with manufacturing contributing to the strong growth momentum, not just services. The only exception is the challenge of agriculture. During 2006-07, the manufacturing sector grew by 12.3% against growth of 9.1% a year ago. The services sector, which has been growing at 9% since mid-1990s, is expected to continue to power the Indian economy, as it now accounts for around three-fifth of GDP. Within services, trade, hotels, transport and communications and financial services recorded double-digit growth for the last two years. Another positive feature underpinning the current growth phase is the sharp rise in the rate of savings and investment in recent years, with the rate of gross domestic investment having risen sharply to 33.8% and the savings rate to 32.4% in 2005-06. Investment in general being a forward looking variable, reflects a high degree of business optimism and reinforces the outlook for growth.

Inflation remained a major concern during the year, with WPI inflation hovering around 6.0% though it declined to 5.74% by 31st March 2007. CPI inflation however, remained higher. With its roots in supply-side factors particularly primary articles and manufactured goods, inflation was fuelled by buoyant growth in broad money supply and bank credit.

Exports continued to show a healthy growth, rising by 20.9% during 2006-07, building on 23.4% in 2005-06. Buoyancy of exports was driven by resurgence in the manufacturing sector and sustained demand from major trading partners, pushing India's share in world merchandise exports to 1%. In the same period, imports grew faster at 26.4% (33.8% in 2005-06), due to increase in oil prices. There was a drop in silver and pearl imports while import of capital goods was robust, due to strong investment activity in the country. Reflecting growing interest in India's growth prospects, capital flows remained sizeable and India's foreign exchange reserves rose by US $47.6 bn to US $199.2 bn as on 30th March 2007.

The overall stance of RBI's monetary policy was to check inflation while ensuring adequate credit to support growing investment demand, curb credit growth to sensitive sectors and maintain stability in financial markets overall. During 2006-07, while the Bank Rate was kept unchanged, Cash Reserve Ratio was raised by 100 bps. The Reverse Repo rate was raised by 25 bps to 6% while the Repo Rate was raised on five occasions by 25 bps each to 7.75% from 6.50%. With rising inflation, interest rates across the board rose during the fiscal year. The Prime Lending Rate (PLR) of major banks rose from 10.25-10.75% on 31st March 2006 to 12.25-12.50% on 30th March 2007. In the same period, deposit rate of major banks rose from 6.0-7.0% to 7.50-9.0%

The rising lending rates had a moderating impact on credit growth, which increased by 27.6% in 2006-07 against 30.8% in 2005-06. At the same time, the increase in deposit rates had a favourable impact on deposit growth, which rose by 23.0% in 2006-07 against 18.1% in 2005-06. Consequently, the incremental CD ratio fell to 86% from 110%.

चालू वित्त वर्ष की भावी संभावनाए उत्साहवर्धक है। उद्योग एवं सेवाओं के साथ-साथ कृषि, इन्फ्रास्ट्रक्चर और खुदरा क्षेत्र से ऋण एवं निवेश की अविराम माँग को देखते हुए आशा है कि वृद्धि दर में त्वरण पूर्ववत ही बना रहेगा।

वित्तीय निष्पादन :

लाभ

वर्ष 2006-07 में बैंक का परिचालन लाभ 9,999.94 करोड़ रुपए रहा (जिसका निर्धारण 1,677.51 करोड़ रुपए की परिशोधन हानि को हिसाब में लेने के बाद किया गया), जबकि वर्ष 2005-06 में यह 11,299.23 करोड़ रुपए था। इससे ऐसा प्रतीत होता है जैसे बैंक के परिचालन लाभ में भारी कमी आई है। जबकि, वर्तमान वर्ष के अनुसार यदि पिछले वर्ष के आँकडों को पुन: समूहित किया जाता है तो वर्ष 2005-06 का संशोधित परिचालन लाभ 8,248.99 करोड़ रुपए बैठेगा (3,050.24 करोड़ रुपए के परिशोधन के संबंध में हाल ही के भारतीय रिज़र्व बैंक के परिपत्र के अनुसार आँकड़ों को पुन: समूहित किए जाने के बाद) जिसका अर्थ परिचालन लाभ में 21.23% की वृद्धि होना है। बैंक ने वर्ष 2006-07 में 4,541.31 करोड़ रुपए का निवल लाभ कमाया, जबकि वर्ष 2005-06 में यह 4,406.67 करोड़ रुपए रहा था। इस प्रकार इसमें 3.06% की वृद्धि हुई है।

हालांकि निवल ब्याज-आय में 2.98% की तथा अन्य आय में 31.57% की संवृद्धि दर्ज की गई (पुन: समूहित आँकड़ों पर), लेकिन आय के क्षेत्र में हुए लाभों को व्यय किए गए ब्याज में हुई 14.94% की बढ़ोत्तरी ने काफी हद तक निष्प्रभावी बना दिया। तथापि 0.84% की सामान्य वृद्धि के साथ परिचालन व्यय नियंत्रित रहे।


31.03.07 की स्थिति के अनुसार परिसंपत्तियों का सम्मिश्रण
Composition of Assets as on 31.03.07
26%
4%
4%
1%
5%
60%
आर बी आइ में अतिशेष
Cash and balances with RBI
बैंकों में अतिशेष और मांग तथा अल्पसूचना पर प्राप्य धन
Balances with banks & money at call & short notice
विनिधान
Investments
अग्रिम
Advances
अचल परिसंपत्तियाँ
Fixed Assets
अन्य परिसंपत्तियाँ
Other Assets

लाभांश

बैंक ने इस वर्ष भी 140% की दर से लाभांश घोषित किया है।

निवल ब्याज आय

बैंक की निवल ब्याज-आय में 2.98% की वृद्धि हुई और यह वर्ष 2005-06 के 15,589.13 करोड़ रुपए से बढ़कर वर्ष 2006-07 में 16,054.21 करोड़ रुपए हो गई। ऐसा अग्रिमों पर ब्याज-आय बढ़ने के कारण हुआ। वर्ष 2006-07 में निवल ब्याज मार्जिन 3.31% पर सुदृढ़ रही।

विश्व परिचालनों से प्राप्त सकल ब्याज आय 35,979.57 करोड़ रुपए से बढ़कर वर्ष के दौरान 39,491.03 करोड़ रुपए हो गई. यह मुख्यतया अग्रिमों पर ब्याज-आय बढ़ने से हुई।

अग्रिमों की मात्रा बढ़ने से भारत में अग्रिमों से ब्याज-आय, जो वर्ष 2005-06 में 16,405.70 करोड़ रुपए थी, वर्ष 2006-07 में बढ़कर 22,872.66 करोड़ रुपए हो गई। भारत में अग्रिमों पर औसत आय, वर्ष 2005-06 के 7.78% से बढ़कर वर्ष 2006-07 में 8.67% हो गई। अग्रिमों की मात्रा बढ़ने के कारण विदेश स्थित कार्यालयों में भी अग्रिमों पर ब्याज-आय में वृद्धि हुई।

औसत प्रतिफल और लगाए गए औसत संसाधन, इन दोनो क्षेत्रों में गिरावट के कारण भारत में लगाए गए राजकोषीय परिचालन के संसाधनों से होने वाली आय में 21.18% की गिरावट आई। ब्याज दरों में गिरावट की प्रवृत्ति के कारण औसत आय, जो वर्ष 2005-06 में 7.10% थी, वर्ष 2006-07 में घटकर 6.88% हो गई।

विश्व परिचालनों पर कुल ब्याज-व्यय 2005-06 में 20,390.44 करोड़ रुपए से बढ़कर वर्ष 2006-07 में 23,436.82 करोड़ रुपए हो गया। भारत में जमाराशियों पर वर्ष 2006-07 के दौरान ब्याज व्यय में पिछले वर्ष की तुलना में 4.58% की वृद्धि हुई, जबकि भारत में जमा का औसत स्तर 9.70% बढ़ा । इसके फलस्वरूप, जमाराशियों की औसत लागत वर्ष 2005-06 के 4.57% से बढ़कर वर्ष 2006-07 में 4.79% हो गई।

ब्याजेतर आय

ब्याजेतर आय वर्ष 2005-06 के 7,435.20 करोड़ रुपए की तुलना में इस वर्ष 5,769.25 करोड़ रुपए रही। तथापि परिशोधन के संबंध में भारतीय रिज़र्व बैंक के परिपत्र के अनुसार संशोधित ब्याजेतर आय 4,384.96 करोड़ रुपए रही जो कि 31.57% वृद्धि दर्शाती है। निवेश के पुनर्मूल्यांकन से हुई हानि वर्ष, 2005-06

The outlook for the current financial year is encouraging. Overall, the growth momentum is expected to be sustained, with continuing credit and investment demand from industry and services as well as agriculture, infrastructure and retail sectors.

Financial Performance

Profit

The Operating Profit of the Bank for 2006-07 stood at Rs.9,999.94 crore (which is arrived at after reckoning amortization loss of Rs. 1,677.51 crore as compared to Rs.11,299.23 crore) in 2005-06. It would appear that the Operating Profit has declined sharply. However, if the Previous Year's figures are regrouped on the lines of the Current Year, the Operating Profit for FY 2005-06 would stand revised to Rs. 8,248.99 crore (after regrouping the figures on the lines of the recent RBI Circular on treatment of amortization of Rs.3,050.24 crore) which would mean a growth of 21.23% in Operating Profit. The Bank has posted a Net Profit of Rs. 4,541.31 crore for 2006-07 as compared to Rs. 4,406.67 crore in 2005-06, registering a growth of 3.06%.

While Net Interest Income recorded a growth of 2.98% and Other Income increased (on regrouped figures) by 31.57%, the gains made on the Income side were largely offset by an increase of 14.94% in Interest Expended. However, Operating Expenses remained controlled, with a marginal increase of 0.84%.

Dividend

The Bank has retained dividend at the rate of 140% for the current year also.

Net Interest Income

The Net Interest Income of the Bank registered a growth of 2.98% from Rs.15,589.13 crore in 2005-06 to Rs. 16,054.21 crore in 2006-07. This was due to growth in interest income on advances. The Net Interest Margin was at a healthy 3.31% in 2006-07.

The gross interest income from global operations rose from Rs. 35,979.57 crore to Rs. 39,491.03 crore during the year. This was mainly due to higher interest income on advances.

Interest income on advances in India registered an increase from Rs. 16,405.70 crore in 2005-06 to Rs.22,872.66 crore in 2006-07 due to higher volumes. Also average yield on advances in India increased from 7.78 % in 2005-06 to 8.67% in 2006-07. Interest income on advances at foreign offices also increased due to higher volumes.

Income from resources deployed in treasury operations in India declined by 21.18% due to a decline both in the average yield and the average resources deployed. The average yield, which was 7.10% in 2005-06, declined to 6.88% in 2006-07, due to the declining trend in the interest rates.

Total interest expenses of global operations increased from Rs.20,390.44 crore in 2005-06 to Rs. 23,436.82 crore in 2006-07. Interest expenses on deposits in India during 2006-07 recorded an increase of 4.58% compared to the previous year, whereas the average level of deposits in India grew by 9.70 %. This resulted in an increase in the average cost of deposits from 4.57% in 2005-06 to 4.79% in 2006-07.

Non-Interest Income

Non-interest income stood at Rs.5,769.25 crore as against Rs.7,435.20 crore in 2005-06. However, in view of the RBI Circular on treatment of amortization, the Non-Interest income in previous year stands revised to Rs.4,384.96 crore, resulting in a growth of 31.57%. Loss on revaluation of


ब्याज आय और ब्याज व्यय (रु. करोड़ में)
Interest Income and Interest Expenditure (Rs. in crore)
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
32428
18483
35980
20390
39491
23437
2004-05
2005-06
2006-07
ब्याज आय
Interest Income
ब्याज व्यय
Interest Expenditure

के 3,050.24 करोड़ रुपए से घटकर वर्ष 2006-07 में 1,677.51 करोड़ रुपए रह गई।

वर्ष के दौरान बैंक को सहयोगी बैंकों/भारत तथा विदेशों में स्थित अनुषंगियों एवं संयुक्त उद्यमों से लाभांश के रूप में 596.97 करोड़ रुपए (पिछले वर्ष 317.18 करोड़ रुपए) की आय प्राप्त हुई।

परिचालन व्यय

स्टाफ लागत में 2.34% की कमी हुई और यह वर्ष 2005-06 के 8,123.04 करोड़ रुपए से घटकर वर्ष 2006-07 में 7,932.58 करोड़ रुपए हो गया। स्टाफ लागत में, एक्जिट विकल्प योजना के अधीन, अनुग्रह-भुगतान हेतु अदा की गई 478.30 करोड़ रुपए की राशि (पिछले वर्ष 72.24 करोड़ रुपए) शामिल है।

किराया, कर एवं बिजली, बीमा, डाक व्यय, तार और टेलीफोन, मरम्मत और अनुरक्षण तथा विविध खर्चों के बढ़ने के कारण अन्य परिचालन व्ययों में 8.01% की वृद्धि हुई।

स्टाफ व्यय और अन्य परिचालन व्यय दोनों को मिलाकर परिचालन व्ययों में 0.84% की वृद्धि हुई।

प्रावधान एवं आकस्मिकताएँ

वर्ष 2006-07 के दौरान प्रावधानों की प्रमुख राशियाँ निम्नलिखित हैं:

- निवेशों पर मूल्यह्रास के लिए 379.23 करोड़ रुपए का प्रावधान किया गया । यह राशि "परिपक्वता के लिए रखी गई" श्रेणी पर प्रीमियम के परिशोधन को छोड़कर है । (वर्ष 2005-06 के दौरान "परिपक्वता के लिए रखी गई" श्रेणी पर प्रीमियम के परिशोधन सहित 3,898.50 करोड़ रुपए का प्रावधान किया गया था)।
- 19.83 करोड़ रुपए के आस्थगित कर जमा सहित, आय कर के लिए 3,014.61 करोड़ रुपए का प्रावधान (वर्ष 2005-06 में यह 2,040.60 करोड़ रुपए था, जिसे 357.89 करोड़ रुपए के आस्थगित कर नामे से समायोजित किया गया।)
- अनुषंगी लाभ-कर के लिए 88.50 करोड़ रुपए (वर्ष 2005-06 के दौरान 458.00 करोड़ रुपए) का प्रावधान।
- अलाभकारी आस्तियों के लिए 1,429.50 करोड़ रुपए (बट्टा खाते को छोड़कर) (वर्ष 2005-06 के दौरान 147.81 करोड़ रुपए) का प्रावधान।
- मानक आस्तियों के लिए 589.19 करोड़ रुपए (वर्ष 2005-06 के दौरान 405.17 करोड़ रुपए) इस वर्ष की प्रावधान राशि को जोड़ने के बाद मानक आस्तियों के लिए किया गया कुल प्रावधान 1,502.32 करोड़ रुपए।

आरक्षित निधियाँ एवं अधिशेष

- 3,358.11 करोड़ रुपए (वर्ष 2005-06 में 2,933.77 करोड़ रुपए) की राशि सांविधिक आरक्षित निधि में अंतारेत की गई।
- 321.15 करोड़ रुपए (वर्ष 2005-06 में 632.74 करोड़ रुपए) की राशि अन्य आरक्षितियों में अंतरित की गई।

आस्तियाँ

बैंक की कुल आस्तियों में 14.68% की वृद्धि हुई और ये मार्च 2006 के अंत में 4,94,028.95 करोड़ रुपए से बढ़कर मार्च 2007 के अंत में 5,66,565.24 करोड़ रुपए हो गई। इस अवधि में ऋण संविभाग 28.85% बढ़कर 2,61,801.00 करोड़ रुपए से 3,37,336.49 करोड़ रुपए हो गया। निवेश 8.23% घटकर 1,62,534.24 करोड़ रुपए से 1,49,148.88 करोड़ रुपए हो गया। अधिकांश निवेश देशी बाजार में

तालिका - 1 प्रमुख निष्पादन संकेतक

संकेतक	भारतीय स्टेट बैंक		स्टेट बैंक समूह	
	2006-07	2005-06	2006-07	2005-06
औसत आस्तियों पर आय (%)	0.84	0.89	0.87	0.85
ईक्विटी पर प्रतिलाभ (%)	14.24	15.47	15.08	14.86
आय की तुलना में व्यय (%)	54.18	58.70	58.15	53.40
(कुल निवल आय की तुलना में कुल परिचालन व्यय)				
प्रति शेयर अर्जन (रु)	86.29	83.73	120.93	105.07
पूँजी पर्याप्तता अनुपात (%)	12.34	11.88	12.36	12.55
श्रेणी I	8.01	9.36	8.05	9.55
श्रेणी II	4.33	2.52	4.31	3.00
निवल अग्रिमों की तुलना में निवल अलाभकारी आस्तियाँ (%)	1.56	1.88	1.31	1.62

Investment declined from Rs. 3,050.24 crore in 2005-06 to Rs. 1,677.51 crore in 2006-07.

During the year, the Bank received an income of Rs. 596.97 crore (Rs.317.18 crore in the previous year), by way of dividends from Associate Banks/ subsidiaries and joint ventures in India and abroad.

Operating Expenses

There was a marginal decline of 2.34% in the Staff Cost from Rs.8,123.04 crore in 2005-06 to Rs.7,932.58 crore in 2006-07. Staff Cost included an amount of Rs.478.30 crore (previous year Rs.72.24 crore) paid towards Ex-gratia payment under Exit Option Scheme.

Other Operating Expenses have also registered an increase of 8.01% mainly due to increase in expenses on rent, taxes and lighting, insurance, postage, telegrams and telephones, repair and maintenance and miscellaneous expenditure.

Operating Expenses, comprising both staff cost and other operating expenses, have registered an increase of 0.84%.

Provisions and Contingencies

Major amounts of provisions made in 2006-07 were as under:

- Rs. 379.23 crore towards provision for depreciation on investments, **excluding** amortization of premium on 'Held to Maturity' category (as against Rs.3,898.50 crore **including** amortization of premium on 'Held to Maturity" category in 2005-06).
- Rs. 3014.61 crore towards Provision for Income Tax, including deferred tax credit of Rs.19.83 crore (as against Rs.2,040.60 crore in 2005 -06 adjusted for deferred tax debit of Rs. 357.89 crore).
- Rs. 88.50 crore towards Fringe Benefit Tax (as against 458.00 crore in 2005-06).
- Rs. 1,429.50 crore (net of write-back) for non-performing assets (as against Rs. 147.81 crore in 2005-06).
- Rs. 589.19 crore towards Standard Assets (as against Rs. 405.17 crore in 2005-06). Including the current year's provision, the total provision held on Standard Assets amounts to Rs. 1,502.32 crore.

Reserves and Surplus

- An amount of Rs. 3,358.11 crore (as against Rs. 2,933.77 crore in 2005-06) was transferred to Statutory Reserves.
- An amount of Rs. 321.15 crore (as against Rs. 632.74 crore in 2005-06) was transferred to Other Reserves

Assets

The total assets of the Bank increased by 14.68% from Rs.4,94,028.95 crore at the end of March 2006 to Rs. 5,66,565.24 crore as at the end of March 2007. During the period, the loan portfolio increased by 28.85% from Rs.2,61,801.00 crore to Rs. 3,37,336.49 crore. Investments declined by 8.23% from Rs.1,62,534.24 crore to Rs.1,49,148.88 crore. A major portion of the

Table - 1 Key Performance Indicators

Indicators	SBI		SBI Group	
	2006-07	2005-06	2006-07	2005-06
Return on Average Assets (%)	0.84	0.89	0.87	0.85
Return on Equity (%)	14.24	15.47	15.08	14.86
Expenses to Income (%) (Operating Expenses to Total Net Income)	54.18	58.70	58.15	53.40
Earnings Per Share (Rs.)	86.29	83.73	120.93	105.07
Capital Adequacy Ratio (%)	12.34	11.88	12.36	12.55
Tier I	8.01	9.36	8.05	9.55
Tier II	4.33	2.52	4.31	3.00
Net NPAs to Net Advances (%)	1.56	1.88	1.31	1.62

सरकारी एवं अन्य अनुमोदित प्रतिभूतियों में किया गया। मार्च 2007 तक देशी अग्रिमों में बैंक का अंश-15.55% था।

देयताएँ

बैंक की कुल देयताएँ (पूंजी और आरक्षित निधियों को छोड़कर) 14.76% बढ़कर 31 मार्च 2006 के 4,66,384.87 करोड़ रुपए से 31 मार्च 2007 को 5,35,266.68 करोड़ रुपए हो गई। देयताओं में वृद्धि मुख्यत: जमाराशियों और उधारराशियों के बढ़ने से हुई। वैश्विक जमाराशियाँ, 31 मार्च 2007 को 4,35,521.09 करोड़ रुपए रही, जो 31 मार्च 2006 के स्तर से 14.60% वृद्धि दर्शाती है। मार्च 2007 तक कुल जमाराशियों में बैंक का बाजार अंश 14.91% था।

निष्पादन के उल्लेखनीय तथ्य

	मुख्य परिचालन
क.	राजकोष परिचालन
ख.	कारपोरेट बैंकिंग समूह
ग.	राष्ट्रीय बैंकिंग समूह
घ.	ग्रामीण एवं कृषि व्यवसाय समूह
ङ	अंतरराष्ट्रीय बैंकिंग समूह
च	सहयोगी एवं अनुषंगियाँ
छ.	आस्ति गुणवत्ता
ज.	सूचना-प्रौद्योगिकी

क. राजकोष परिचालन

क.1. वर्ष के दौरान निरंतर ब्याज-दरों में वृद्धि तथा सुदृढ़ ऋण वृद्धि देखने को मिली, जिसका असर देशी निवेश संविभाग पर रहा. वर्ष के



अन्य आय एवं परिचालन व्यय (रु. करोड़ में)
Other Income and Operating Expenditure (Rs. in crore)
14000
12000
10000
8000
6000
4000
2000
0
7120
10074
7435
11725
5769
11823
2004-05
2005-06
2006-07
अन्य आय
Other Income
परिचालन व्यय
Operating Expenditure

दौरान चलनिधि की स्थिति संतोषजनक रही। सख्त बांड बाजार की परिस्थितियों की पृष्ठभूमि में संविभाग का विविधीकरण करने तथा लाभ के उच्चतर स्तर को बनाए रखने की दृष्टि से बैंक ने ईक्विटी संविभाग में अपनी गतिविधियों में तेजी लाई। वर्ष के दौरान कुल देशी निवेश में कमी आई और यह 1,59,289 करोड़ रुपए से घटकर 1,36,927 करोड़ रुपए हो गया। 10 वर्षीय सरकारी प्रतिभूति की आधार-चिह्न आय 31.3.2006 के 7.52% से बढ़कर 31.03.2007 को 7.97% हो गई।

क.2. वर्ष के दौरान व्यापार-लाभों में मजबूत वृद्धि हुई। आय रेखा के ऊर्ध्वमुखी होने के कारण स्थायी आय-संविभाग के व्यापार लाभ दबाव में रहे, जबकि ईक्विटी संविभाग के लाभ में 68.55% की वृद्धि हुई (और ये 193 करोड़ रुपए से बढ़कर 325 करोड़ रुपए हो गए)। कुल स्थायी आय-संविभाग में कमी आने की वजह से निवेश-संविभाग की ब्याज-आय घटी। वर्ष के दौरान भारतीय रिज़र्व बैंक के पास रखे गए नकदी निधि अनुपात शेष पर दिए जाने वाले ब्याज के घटने से कोष परिचालन की कुल आय पर असर पड़ा। रखे गए नकदी-निधि-अनुपात शेष की आय को घटाने के बाद कोष परिचालनों की औसत आय 7.64% से बढ़कर 7.67% हो गई।

क.3 वर्ष के दौरान बैंक ने स्थायी आय-संविभाग के ब्याज-दर-जोखिम को कम करने के लिए कई प्रकार के उपाय किए, इसके अंतर्गत 10,976 करोड़ रुपए (बही मूल्य) की प्रतिभूतियों को "विक्रय के लिए उपलब्ध" (ए एफ एस) श्रेणी से "परिपक्वता के लिए रखी गई" (एच टी एम) श्रेणी में परिवर्तित किया गया है।

क.4 विदेशी मुद्रा परिचालनों के व्यापार की मात्रा में भारी वृद्धि हुई, जिससे ऐसे परिचालनों से हुई आय 81.54 करोड़ रुपए से बढ़कर 202.20 करोड़ रुपए हो गई (वर्षानुवर्ष आधार पर 147.98% की वृद्धि)।

क.5 बैंक आइएनआर (भारतीय रुपए) ब्याज दर डेरिवेटिव्स बाजार के साथ-साथ विदेशी मुद्रा बाजार डेरिवेटिव्स बाजार में भी सक्रिय रहा। बैंक ने उच्च मूल्य के ग्राहकों को संविरचित उत्पादों की सुपुर्दगी पर ध्यान दिया।

ख. कारपोरेट बैंकिंग समूह

ख.1 बैंक के कारपोरेट बैंकिंग समूह में कारपोरेट लेखा समूह, लीजिंग एसबीयू, परियोजना वित्तपोषण एसबीयू, मध्य कारपोरेट समूह और तनावग्रस्त आस्ति प्रबंधन समूह (एस ए एम जी) पाँच कार्यनीतिक व्यवसाय इकाइयाँ (एसबीयू) शामिल हैं।

investments was in the domestic market in government and other approved securities. The Bank's market shares in domestic advances was 15.55% as of March 2007.

Liabilities

The Bank's aggregate liabilities (excluding capital and reserves) rose by 14.76 % from Rs. 4,66,384.87 crore on 31st March 2006 to Rs. 5,35,266.68 crore on 31st March 2007. The increase in liabilities was mainly contributed by increase in deposits and borrowings. The Global deposits stood at Rs.4,35,521.09 crore as on 31st March 2007, representing an increase of 14.60 % over the level on 31st March 2006. The Bank's market share in deposits was 14.91% as of March 2007.

Performance Highlights

	Core Operations
A	Treasury Operations
B	Corporate Banking Group
C	National Banking Group
D	Rural & Agri Business Group
E	International Banking Group
F	Associates & Subsidiaries
G	Asset Quality
H	Information Technology

A. TREASURY OPERATIONS

A.1 The year witnessed continuous hardening of interest rates and healthy credit growth which had an impact on the domestic investment portfolio. Liquidity position remained comfortable during the year. In the backdrop of tight Bond Market conditions, the Bank increased its activity in Equity portfolio with a view to diversify the portfolio and maintain higher profit levels. The overall domestic investments declined during the year from Rs.1,59,289 crore to Rs.1,36,927 crore. The 10 year G-Sec benchmark yield increased from 7.52% as on 31-03-2006 to 7.97% as on 31-03-2007.

A.2 Trading profits registered a healthy growth during the year. While trading profits from Fixed Income Portfolio continued to be under pressure in view of upward moving Yield Curve, profits from Equity Portfolio increased by 68.55% (from Rs.193 crore to Rs.325 crore). Interest income from the Investment Portfolio declined in absolute terms because of shrinkage of the overall Fixed Income Portfolio. Reduction of Interest payable CRR balances with RBI during the year impacted overall income from Treasury operations. Average yield on treasury operations net of income on CRR Balances held increased from 7.64% to 7.67%.

A.3. During the year the Bank contained the interest rate risk of the Fixed Income Portfolio through a combination of measures which included shifting of securities amounting to Rs.10,976 crore (book value) from AFS to HTM.

A.4 Trading volumes in forex operations increased substantially thereby increasing the income from such operations to Rs.202.20 crore from Rs.81.54 crore (growth of 147.98% y-o-y basis).

A.5 The Bank continued to be active in INR Interest Rate Derivatives Market as well as Forex Derivatives Market. The Bank focused on delivery of Structured Products to High Value customers.

B. CORPORATE BANKING GROUP

B.1 The Bank's Corporate Banking Group consists of five Strategic Business Units (SBU), viz., Corporate Accounts Group, Leasing SBU, Project Finance SBU, Mid Corporate Group and Stressed Assets Management Group (SAMG).



'रात्रि दृश्य' रिलायन्स इंडस्ट्रीज की जामनगर रिफायनरी परियोजना कारपोरेट लेखा समूह द्वारा वित्तपोषित

'Night view' of Jamnagar Refinery of Reliance Industries Ltd. – A unit financed by Corporate Accounts Group

तालिका-2 कारपोरेट बैंकिंग समूह - उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

विवरण	दिनांक 31.03.2006 को	दिनांक 31.03.2007 को	संवृद्धि का %
जमाराशियाँ	15,406	16,882	9.58
अग्रिम (खाद्यान्न सहित)	84,823	1,06,581	25.65
अग्रिम (खाद्यान्न छोड़कर)	78,721	98,273	24.84

ख.2 कारपोरेट लेखा समूह (सीएजी)

कारपोरेट लेखा समूह के ऋण संविभाग में 31.03.2007 को बैंक के वाणिज्यिक एवं संस्थात्मक और खाद्यान्नेतर ऋण का 24% और कुल देशी ऋण संविभाग का 11.75% शामिल हैं।

किए गए प्रयास :-

- वर्ष 2006-07 के दौरान कारपोरेट लेखा समूह ने अपनी शुल्क-आधारित आय बढ़ाने पर ध्यान दिया जिसमें वर्षानुवर्ष आधार पर लगभग 44% की आकर्षक वृद्धि हुई। इसके लिए प्रोद्योगिकी आधारित कई उत्पाद शुरू किए गए, जो हमारे कारपोरेट ग्राहकों को थोक बैंकिंग सेवाएँ प्रदान करते हैं, जिससे कि वे अपने देय खातों एवं प्राप्य खातों के कार्यों का पूर्ण आउटसोर्स कर सके।
- बैंकों एवं वित्तीय संस्थाओं पर ध्यान देने, उन्हें विभिन्न बैंकिंग उत्पाद/सेवाएँ प्रदान करने तथा आपसी रुचि के क्षेत्रों में कार्यनीतिक गठजोड़ करने के लिए संस्थात्मक लेखा समूह नामक एक नए समूह का गठन किया गया।



आधुनिक कारपोरेट, कोलकाता कामर्शियल शाखा, कोलकाता द्वारा वित्तपोषित

Adhunik Corporation Ltd., Kolkata – A unit financed by Commercial Branch, Kolkata

- कारपोरेट लेखा समूह के नकदी प्रबंधन उत्पाद (सीएमपी) एसबीआइ फास्ट का 31.03.2007 को 5,06,752 करोड़ रुपए का टर्नओवर रहा। सीएमपी अब एक व्यापक नकदी प्रबंधन समाधान है, जो उगाहियों के अतिरिक्त भुगतान की सुविधा भी उपलब्ध कराता है। नकदी प्रबंधन उत्पाद ऑटो स्वीप सुविधा, ग्राहक-अनुकूल प्रबंधन सूचना प्रणाली एवं समाधान सहायता प्रदान कर अपने चलनिधि प्रबंधन में कारपोरेटों को सशक्त बनाता है। प्रत्यक्ष नामे सुविधा की शुरुआत, रियल टाइम ग्रॉस सेटलमेंट (आरटीजीएस) के थोक लेन-देनों को हैंडिल करना, ड्राफ्टों का थोक मुद्रण, सीधे जमा देना, सीएमपी की नई पहलें हैं। कारपोरेट लेखा समूह अब बड़े कारपोरेटों के ब्याज एवं लाभांश वारंट-व्यवसाय को वापस प्राप्त करने की स्थिति में है।
- कारपोरेट लेखा समूह की सभी शाखाओं को कोर बैंकिंग में परिवर्तित कर दिया गया है।
- विक्रेता वित्तपोषण पैकेज - पूरे देशभर के हमारे कारपोरेटों के विभिन्न विक्रेताओं से प्राप्यराशियों पर आसान वित्त प्रदान करता है, इसको 3 मंडलों की 6 शाखाओं में सफलतापूर्वक लागू किया गया है और अब यह पूर्ण स्तर पर शुरू किए जाने हेतु तैयार है।
- सिक्स सिग्मा की वजह से कारपोरेट लेखा समूह लगभग 44% की वर्षानुवर्ष आधार पर वृद्धि दर्ज कर विदेशी मुद्रा व्यवसाय में विकास के पथ पर आगे बढ़ता रहा। विदेशी मुद्रा टर्नओवर 31.03.2007 को 2,04,273 करोड़ रुपए पहुँच गया। अपने बैंक के कुल देशी फोरेक्स टर्नओवर में 40% हिस्से के साथ कारपोरेट लेखा समूह विदेशी मुद्रा का प्रमुख अंशदाता है।
- ट्रेजरी मार्केटिंग इकाइयों के सक्रिय सहयोग से कारपोरेट लेखा समूह ने 8,651 करोड़ रुपए के डेरिवेटिव्स व्यवसाय का विपणन किया।

ख.3 लीजिंग एसबीयू

अनुकूल वातावरण न होने और सस्ती लागत पर वित्तपोषण के अन्य विकल्पों की उपलब्धता को देखते हुए बैंक ने चालू वर्ष के दौरान भी लीज करार न करने का निर्णय किया। मार्च 2007 के अंत में संवितरण और पूँजीकरण "शून्य" तथा लाभ 16.42 करोड़ रुपए रहा।

Table - 2 CBG - highlights

(Amount in Rs. crore)

Particulars	As on 31.03.2006	As on 30.03.2007	Growth %
Deposits	15,406	16,882	9.58
Advances (including food)	84,823	1,06,581	25.65
Advances (excluding food)	78,721	98,273	24.84

B.2 Corporate Accounts Group (CAG)

CAG's loan portfolio constituted about 24% of the Bank's Commercial and Institutional non-food credit and 11.75% of the total domestic credit portfolio as on 31.03.2007.

Initiatives taken :-

- During the year 2006-07, Corporate Accounts Group (CAG) has focused on increasing its fee-based income, which registered an impressive growth of approx. 44% Y-O-Y. To this end, it has put in place different technology based products offering wholesale banking services to our corporate customers to enable them to fully outsource their Accounts Payable and Accounts Receivable function.
- A new Group - Institutional Accounts Group has been formed for focussing on Banks and Financial Institutions, providing them with various Banking Products/ Services, and for forming strategic alliances in the areas of mutual interest.
- SBI FAST, the CMP Product offered by CAG, had a turnover of Rs. 5,06,752 crore as on 31.03.2007. CMP is now a comprehensive cash management solution, offering payments in addition to collections. CMP also empowers the corporates in their liquidity management by offering auto sweep facility, customized MIS and reconciliation support. Introduction of Direct Debit facility, handling Bulk RTGS transactions, Bulk Drafts printing, Dispersed Direct Credits are some of the new initiatives. CAG is now well poised to recapature the interest and dividend warrants business of the large corporates.
- All the CAG branches have migrated to Core Banking Platform.
- Vendor financing package, which provides easy finance against the receivables of various vendors of our corporates across the country has been successfully implemented in 6 branches in 3 Circles, and is now ready for a full scale rollout.
- Six Sigma has enabled CAG to continue on the growth trajectory in the forex business registering Y-O-Y growth of nearly 44%. The forex turnover reached Rs. 2,04,273 crore, as on 31.03.2007. CAG is a major contributor to the forex kitty with around 40% share in the total domestic forex turnover of SBI.
- With the active co-operation of Treasury Marketing Units, CAG has marketed for derivative business to the tune of Rs. 8,651 crore.

B.3 Leasing SBU

In view of unfavourable climate and availability of alternative funding options at cheaper cost, the Bank decided not to write leases during the current year also. As at the end of March 2007, the disbursements and capitalization were "NIL" and profit amounted to Rs.16.42 crore.


HITDRILL 1

'हाइटेक ड्रिल' अबान आफशोर लि. कारपोरेट लेखा समूह द्वारा वित्तपोषित

'Hitech Drill' Aban Offshore Ltd. – A unit financed by Corporate Accounts Group

ख.4 परियोजना वित्त एसबीयू (पीएफएसबीयू)

परियोजना वित्त एसबीयू मूल और आधारभूत क्षेत्रों जैसे-बिजली, दूरसंचार, सड़कों, बंदरगाहों (पोर्ट), हवाई हड्डों, विशेष आर्थिक क्षेत्रों (एसईजेड) और अन्य मूल परियोजनाओं के वित्तपोषण पर ध्यान केंद्रित करता है। यह ऐसी गैर-संरचनात्मक परियोजनाओं को भी हाथ मे लेता है, जिनकी न्यूनतम परियोजना लागतों की निर्दिष्ट सीमाएँ निर्धारित हैं। वर्ष के दौरान परियोजना ऋणों के समूहन और हामीदारी पर ध्यान केंद्रित किया गया। कुल मिलाकर परियोजना वित्त एसबीयू ने मार्च 2007 को समाप्त अवधि के दौरान 42,687 करोड़ रुपए की निधि आधारित ऋण परियजनाओं का कार्य हाथ में लिया तथा 10,272 करोड़ रुपये की निधि आधारित संस्वीकृत प्राप्त की, जबकि अन्य बैंकों के साथ के बाकी 32,415 करोड़ रुपए की राशि का ऋण-समूहन किया गया हैं।

ख.5 मध्य कारपोरेट समूह

मध्य कारपोरेट समूह का सृजन 1 जुलाई 2004 को किया गया। इसके 7 क्षेत्रीय कार्यालय हैं, जिनके नियंत्रणाधीन 28 वो बड़ी शाखाएँ हैं, जो बड़े पैमाने पर मध्य कारपोरेट व्यवसाय संभालती हैं। चुनिंदा केंद्रों में स्थित सभी शाखाओं के समस्त मध्य कारपोरेट व्यवसाय को ऑफ साइट मॉडल के अधीन मध्य कारपोरेट समूह के नियंत्रणाधीन लाया गया है।

मध्य कारपोरेट समूह का ध्यान उभरते मध्य कारपोरेट खंड में संबंध-प्रबंधन तथा शीघ्रता से ऋण संसाधन के जरिए बैंक के बाजार हिस्से को बढ़ाने पर रहा। यह पहल काफी सफल रही है, क्योंकि इसके परिणामस्वरूप, अर्जनों में पर्याप्त वृद्धि के साथ मध्य कारपोरेट खंड के अंतर्गत ऋण-संविभाग में पर्याप्त वृद्धि हुई है।

वर्ष 2006-07 के दौरान मध्य कारपोरेट समूह की निम्नलिखित उपलब्धियाँ रहीं :

- मध्य कारपोरेट के स्वामित्व वाली सभी 28 शाखाएँ कोर बेंकिंग समाधान नेटवर्क के अंतर्गत लाई गई हैं।
- 689 नए ग्राहकों को ऋण-सुविधाएं संस्वीकृत की गईं।
- मध्य कारपोरेट तथा ऑफ साइट मॉडल के अधीन की शाखाओं द्वारा नियंत्रित कुल अग्रिम 31 मार्च 2007 तक 95,994 करोड़ रुपए रहे।
- अग्रिमों में 24,358 करोड़ रुपए (34%) की वृद्धि हुई।
- पिछले वर्ष की इसी अवधि की तुलना में ब्याज आय में 49% वृद्धि हुई।
- अग्रिमों पर औसत आय 17% तक पहुँच गई, जिसमें 128 आधार अंकों के साथ 8.76% की वृद्धि दर्ज हुई।
- कोष संबंधी उत्पादों के व्यापक विपणन हेतु 7 ऐसे केंद्रों पर क्षेत्रीय कोष विपणन इकाइयों का गठन किया गया है, जहाँ मध्य कारपोरेट समूह के क्षेत्रीय कार्यालय हैं।

ख.6 तनावग्रस्त आस्ति प्रबंधन समूह (एस ए एम जी)

अलाभकारी आस्तियों के समाधान के लिए सतत प्रयास सुनिश्चित करने हेतु 5 करोड़ रुपए और उससे अधिक बकाया वाली सभी अलाभकारी आस्तियों के अधिग्रहण के लिए तनावग्रस्त आस्ति प्रबंधन समूह (एसएएमजी) का गठन किया गया। 1 करोड़ रुपए और उससे अधिक राशि वाली सभी अलाभकारी आस्तियों को तनावग्रस्त आस्ति प्रबंधन समूह के कार्य-क्षेत्र में लाने के लिए अब नीति में संशोधन किया गया है। मार्च 2007 को समाप्त वर्ष के दौरान समूह की अलाभकारी आस्तियों में कुल 959 करोड़ रुपए की कमी आई।

ग. राष्ट्रीय बैंकिंग समूह

बैंक के राष्ट्रीय बैंकिंग समूह में तीन व्यवसाय समूह अर्थात् वैयक्तिक बैंकिंग, लघु और मध्यम उद्यम और सरकारी बैंकिंग शामिल हैं।

मार्च 2007 के अंत तक राष्ट्रीय बैंकिंग समूह में 14 प्रशासनिक मंडलों के अंतर्गत 9,517 शाखाओं का विशाल नेटवर्क कार्यरत रहा जो देश के दूरस्थ ग्राहकों तक पहुँचने में सक्षम हैं।

तालिका-3 राष्ट्रीय बैंकिंग समूह- उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

विवरण	दिनांक 31.03.2006 को	दिनांक 31.03.2007 को	संवृद्धि %
जमाराशियाँ (अंतर-बैंक छोड़कर)	3,15,540	3,67,511	16.47
जमाराशियाँ (अंतर-बैंक छोड़कर) जिसमें से * खुदरा क्षेत्र का अंशदान	1,98,362	2,40,816	21.40
अग्रिम (खाद्यान्न सहित परंतु अंतर-बैंक को छोड़कर)	155,401	198,705	27.87
अग्रिम (खाद्यान्न छोड़कर)	153,040	195,534	27.77
जिसमें से * खुदरा क्षेत्र को अग्रिम	85,320	103,047	20.78

* खुदरा क्षेत्र में, लघु उद्योग व्यवसाय तथा वैयक्तिक खंड शामिल हैं।

B.4. Project Finance SBU (PFSBU)

The Project finance-SBU focuses on funding core projects like power, telecom, roads, ports, airports, SEZ and others. It also handles non-infrastructure projects with certain ceilings on minimum project costs. During the year, the focus was on syndication and underwriting of project loans. As a whole, Project Finance-SBU took up projects involving total debt of Rs. 42,687 crore for sanction and achieved fund-based sanctions of Rs. 10,272 crore, while it syndicated the balance Rs. 32,415 crore with other banks during the year ending March 2007.

B.5. Mid-Corporate Group

The Mid-Corporate Group was created on 1st July 2004 with 7 MCG Regional Offices controlling 28 branches with high concentration of Mid-Corporate (MC) business. The MC business at all other branches at certain identified centres was also brought under the control of MCG under the off-site model.

The focus of the MCG was to increase market share of the Bank in the emerging Mid-Corporate segment through relationship management and quicker credit processing. The initiative has been successful inasmuchas it has resulted in increasing the credit portfolio under Mid-Corporate segment substantially with attendant increase in earnings.

In 2006-2007, the following were the major achievements of the Group:

- All 28 Mid-Corporate owned branches have migrated to Core Banking Solution Network.
- 689 new customers were sanctioned credit facilities.
- Total advances controlled by the Group, both at MC branches and under off-site model, stood at Rs.95,994 crore as on 31st March 2007.
- Advances have grown by Rs.24,358 crore (34%)
- Interest income has grown by 49% over the corresponding period of the last year.
- Average Yield on Advances went up by more than 17% registering an increase of 128 bps to 8.76%.
- Regional Treasury Marketing Units have been set up at 7 centres where MCG Regional Offices are located to push treasury related products aggressively.

B.6. Stressed Assets Management Group (SAMG)

Stressed Assets Management Group (SAMG) was initially set up to take over all NPAs with outstanding of Rs. 5 crore and above, for ensuring focussed efforts in resolution of NPAs. Now the policy has been modified to bring all NPAs of Rs. 1 crore and above under the purview of SAMG. During the year ended March 2007, the gross reduction in NPAs of the Group was to the tune of Rs. 959 crore.

C. NATIONAL BANKING GROUP

The Bank's National Banking Group consists of three business groups viz., Personal Banking, SME, and Government Banking.

As at the end of March 2007, the NBG had 14 administrative circles encompassing a vast network of 9517 branches to reach out to customers, even in the remotest corners of the country.

Table - 3 NBG - highlights

(Amount in Rs. crore)

Particulars	As on 31.03.2006	As on 31.03.2007	% growth
Deposits (excluding inter-bank)	3,15,540	3,67,511	16.47
Out of which, contributed by			
* Retail Sector	1,98,362	2,40,816	21.40
Advances (including food but excluding inter bank)	155,401	198,705	27.87
Advances (excluding food)	153,040	195,534	27.77
— out of which advances to			
*Retail Sector	85,320	103,047	20.78

*Retail Sector includes, small industries business and personal segment.

ग.1 वैयक्तिक बैंकिंग व्यवसाय इकाई (पीबीबीयू)

ग.1.1 मार्च 2007 को समाप्त वर्ष के दौरान वैयक्तिक बैंकिंग जमाराशियाँ 1,63,001 करोड़ रुपए से बढ़कर 1,90,388 करोड़ रुपए हो गईं, जो 27,387 करोड़ रुपए की संवृद्धि प्रदर्शित करती हैं (17%)।

मार्च 2007 को समाप्त वर्ष के दौरान वैयक्तिक बैंकिंग अग्रिम 60,935 करोड़ रुपए से बढ़कर 73,468 करोड़ रुपए हो गए, जो 12,533 करोड़ रुपए की संवृद्धि प्रदर्शित करते हैं। संवृद्धि दर 20.57% रही।

ग.1.2 एसीनेलसन-ओआरजी मार्ग के सहयोग से 21 शहरों में 1,000 प्रतिभागियों पर 'टीवी 18' द्वारा किए गए एक सर्वेक्षण में हमारे बैंक को वर्ष 2006 "आवाज" उपभोक्ता पुरस्कार के अंतर्गत सर्वाधिक पसंदीदा बैंक के पुरस्कार के साथ-साथ सर्वाधिक पसंदीदा आवास ऋण-प्रदाता चुना गया।

वर्ष के दौरान शुरू किए गए नए उत्पादों में गृह-ऋण के क्षेत्र में एसबीआइ ओप्टिमा, एसबीआइ होमलाइन तथा एसबीआइ अपफ्रन्ट (अग्रिम संवितरण सुविधा) रहे । अन्य नए उत्पादो में कार ऋण ओवरड्राफ्ट और एनआरआइ कार ऋण शामिल है। जमाराशियों के अंतर्गत नए उत्पादों में सुपर सेवर सावधि जमा योजना, एसबीआइ टैक्स सेविंग्स स्कीम 2006 तथा "पुट ऑप्शन" जैसी नवोन्मेषी विशेषता वाला एसबीआइ प्लेटिनम खाता शामिल हैं। बैंक ने इस वर्ष एसबीआइ विश्व यात्रा फॉरिन ट्रेवेल कार्ड तथा (एफटीसी) एसबीआइ पे रोल एंड गिफ्ट कार्ड शुरू किए। विदेशों से भारत में आनेवाले विप्रेषणों के लिए इस वर्ष वेस्टर्न यूनियन फाइनैंशिएल सर्विसेज



'विंड-मिल' रीयल स्ट्रिप्स लि. कामर्शियल शाखा अहमदाबाद द्वारा वित्तपोषित
'Wind-Mill' of Real Stripes Ltd. – A unit financed by Commercial Branch, Ahmedabad

आइएनसी (डबल्यू यू) के साथ समझौता किया गया। मल्टी सिटी चेक सुविधा की शुरूआत की गई। डिमैट सेवाएँ प्रदान करने के लिए बैंक की चयनित शाखाओं में ऑन लाइन ट्रेडिंग सुविधा "eZ-trade@sbi" शुरू की गई।

ग.1.3 वाहन ऋण संविभाग ने मिलाकर 1,082 करोड़ रुपए की कुल संवृद्धि दर्शाई जो पिछले वर्ष की संवृद्धि से 24% अधिक है। ऐसा मुख्यतया नियोजित ढंग से कार्यनीतियों के कार्यान्वयन के कारण हुआ।

ग.2 लघु और मध्यम उद्यम व्यवसाय इकाई (एसएमईबीयू)

लघु और मध्यम उद्यम व्यवसाय इकाई, लघु और मध्यम उद्यमों के वित्तपोषण में बैंक की अग्रणी स्थिति को बनाए रखने के लिए कई कार्यनीतियाँ कार्यान्वित कर रहा हैं। लघु और मध्यम उद्यम के ग्राहकों की अपेक्षाओं की पूर्ति करने, क्षेत्र-विशिष्ट मूल्य प्रस्ताव तैयार करने तथा व्यापक समूह वित्तपोषण करने के लिए बैंक निरंतर नए उत्पाद तैयार करने में लगा है।

इस वर्ष के दौरान लघु एवं मध्यम उद्यम क्षेत्र के अग्रिम पिछले वर्ष के 45,106 करोड़ रुपए से बढ़कर 58,667 करोड़ रुपए हो गए, जो कि 30% की वृद्धि दर्शाते हैं, जबकि भारत सरकार के लघु एवं मध्यम उद्यम नीति पैकेज के अंतर्गत निर्धारित न्यूनतम वृद्धि का लक्ष्य 20% है।

लघु और मध्यम उद्यमों के लिए देयता और लेन-देन उत्पादों को बेहतर बनाया गया और उनकी पुनर्संरचना की गई है। शुल्कों में रियायतों के साथ एसबीआइ पॉवर गेन एवं एसबीआइ पॉवर पैक-दो चालू खाते शुरू किए गए हैं, जो ग्राहकों को प्रभार एवं सेवाओं में आकर्षक रियायते प्रदान करते हैं। जो लघु और मध्यम उद्यम उच्चतर-न्यूनतम शेष बनाए रखने की स्थिति में नहीं है, उनके लिए शून्य शेष चालू खाता वाला "एसबीआइ एसएमई सहज" शुरू किया गया है।

लघु एवं मध्यम उद्यम व्यवसाय इकाई की जमाराशियाँ पिछले वर्ष के 1,04,338 करोड़ रुपए से बढ़कर मार्च 2007 के अंत तक 1,23,057 करोड़ रुपए हो गए, जो कि 17.94% वृद्धि है।

ग.3 प्रौद्योगिकी उन्नयन परियोजना (प्रोजेक्ट अपटेक) :

प्रोजेक्ट अपटेक एक अनूठा प्रयास है, जिसे प्रौद्योगिकी उन्नयन आधुनिकीकरण के लिए उद्यमपूर्ण विचार और कार्य-उत्प्रेरक के रूप में तैयार किया गया है, जो लघु और मध्यम उद्यमों की अस्मिता के लिए महत्वपूर्ण है। प्रोजेक्ट अपटेक लघु एवं मध्यम उद्यमों पर अपना ध्यान केंद्रित करता है । इसके अंतर्गत क्षेत्र-आधारित और गतिविधि-आधारित उद्योग-केंद्रों को उन्नयन हेतु चुना जाता है । प्रोजेक्ट अपटेक के अंतर्गत बैंक ने अब तक 30 परियोजनाओं को आधुनिकीकरण हेतु हाथ में लिया है।

C.1 Personal Banking Business Unit

C.1.1 During the year ended March 2007, Personal Banking Deposits have grown from Rs.1,63,001 crore to Rs.1,90,388 crore, showing a growth of Rs.27,387 crore (17%).

During the year ended March 2007, Personal Banking Advances increased from Rs. 60,935 crore to Rs. 73,468 crore, showing a growth of Rs.12,533 crore at the rate of 20.57 %.

C.1.2 Our Bank was voted as THE MOST PREFERRED HOUSING LOAN PROVIDER in AWAAZ consumer Awards for 2006 along with the MOST PREFERRED Bank award in a survey conducted by TV 18 in association with AC Nielsen-ORG Marg covering more than 1000 respondents across 21 cities.

New products introduced during the year were, SBI Optima, SBI Homeline and SBI Upfront (Advance Disbusement Facility) in the area of Home Loans, Car Loan Overdraft, and NRI Car Loan. New products under deposits were Super Saver Term deposit scheme, SBI Tax Savings scheme 2006, and SBI Platinum account, which has an innovative feature of 'put option'. Bank launched SBI Vishwa Yatra Foreign Travel Card (FTC) and SBI Pay Roll & Gift Cards this year. For inward remittances into India, a tie-up with Western Union Financial Services INC (WU) was finalized this year. Multi City cheque facility was introduced. For extending Demat Services, the Bank launched 'eZ-trade@sbi', an on-line trading facility scheme at select branches.

C.1.3 The auto loan portfolio has shown a growth of Rs.1,082 crore in absolute terms, which is 24% higher than last year's growth, mainly due to implementation of well planned strategies.

C.2 SME Business Unit (SMEBU)

SME Business Unit is implementing various strategies to maintain the Bank's leadership in SME financing. The Bank is continuously engaged in bringing out new products to meet SME customer expectations, developing sector specific value propositions, and doing intensive cluster financing.

Advances to SME sector increased to Rs.58,667 crore, from Rs.45,106 crore for the previous year recording a growth of 30% during the year as against the minimum growth of 20% stipulated under the SME policy package of Govt. of India.

Liability and transactions products for SMEs are revamped and repackaged. SBI Power Gain and SBI Power pack, two bundled current accounts that provide value to the customers, in the form of graded concessions in charges for services, have been introduced. A no frills current account 'SBI SME Sahaj', has been introduced for SMEs that are not in a position to maintain the stipulated minimum balance.

Deposits of SME BU increased to Rs.1,23,057 crore as at the end of March 2007 from Rs.1,04,338 crore of previous year, recording a growth of 17.94% during the year.

C.3 Project Uptech

Project Uptech is a unique format, and is designed to catalyze entrepreneurial thoughts and action for technology upgradation/ modernization which is vital for the survival of SMEs. Focused on the Small and Medium Enterprises (SME) sector, projects under Uptech are taken up in location specific and activity specific industry clusters. So far the Bank has undertaken 30 projects for modernization under Project Uptech.


VOLVO

के पी ग्रेनाइट इंडस्ट्रीज कामर्शियल शाखा तिरुअनंतपुरम द्वारा वित्तपोषित

K P Granite Industries – A unit financed by Commercial Branch, Thiruvanantapuram

ग.4 सरकारी व्यवसाय इकाई (जीबीयू)

सरकारी व्यवसाय टर्न ओवर में पिछले वर्ष के 10.82% की तुलना में इस वर्ष 19.63% की वृद्धि दर्ज हुई। विभिन्न ई-भुगतान पहल तथा सभी मंडलों में केंद्रीकृत पेंशन संसाधन केंद्र शुरू किए जाने के कारण इस वर्ष सरकारी कमीशन में 8.17% की वृद्धि हुई, जबकि पिछले वर्ष इसमें 11.97% की कमी आई थी।

घ.1 ग्रामीण एवं कृषि व्यवसाय समूह

समीक्षाधीन वर्ष के दौरान उभरते ग्रामीण बैंकिंग के अवसर का अधिकतम लाभ उठाने हेतु कार्यनीतिक पहल के रूप में एक नया व्यवसाय समूह - "ग्रामीण एवं कृषि व्यवसाय समूह" का सृजन किया गया।

निवल बैंक-ऋण में कृषि अग्रिमों का प्रतिशत मार्च 07 के अंत में बढ़कर 14.80% हो गया, जबकि मार्च 06 के अंत में यह 13.64% था। मार्च 2007 तक 21,265 करोड़ रुपए के संवितरण किए गए, भारत सरकार के निर्देशों के अनुसार कृषि क्षेत्र के लिए दिए जानेवाले ऋणों को जून 2004 से 3 वर्षों की अवधि में दुगुना करने के लक्ष्य को वर्ष 2005-06 के दौरान, 18 महीनों में, ही प्राप्त कर लिया गया था। आसानी से ऋण-उपलब्धता सुनिश्चित करने हेतु एटीएम के उपयोग के अलावा निरंतर ऋण संवितरण अभियान, किसानों के लिए नए उत्पाद शुरू किए जाने, संविदा कृषि हेतु कारपोरेटों के साथ गठजोड़ करने के परिणामस्वरूप ही ऐसा हुआ।

तालिका-4 कृषि-उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

विवरण	31.03.06 को	31.03.07 को	संवृद्धि (%)
जमाराशियाँ	5,177	6,460	25
अग्रिम	26,305	34,993	33


परिसंपत्तियों पर आय
Return on Assets
(%)
आरओए RoA
1.1
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.99
0.89
0.84
2004-05
2005-06
2006-07
आरओए
RoA

प्रमुख पहलें :

सभी मंडलों में "स्पॉटलाइट खरीफ" एवं "स्पॉटलाइट रबी" अभियान शुरू किए गए, जिनकी वजह से उच्चतर संवितरण हुए।

गन्ना, कपास तथा अन्य फसलों के वित्तपोषण हेतु नए उत्पाद शुरू किए गए और जैविक खाद के विनिर्माताओं के वित्तपोषण हेतु योजना तैयार की गई।

बैंक द्वारा ऋण संबद्ध स्वयं सहायता समूहों की संख्या बढ़ाने के उद्देश्य से प्रतिष्ठित गैर-सरकारी संगठन-"केयर इंडिया" के साथ गठजोड़ किया गया है।

बैंक ने वर्ष के दौरान सभी मंडलों में एटीएम से जुड़े किसान क्रेडिट कार्ड शुरू किए हैं।

ग्रामीण प्रचार-अभियान तेज किया गया।

जैव-प्राद्योगिकी, खाद्य-प्राद्योगिकी आदि जैसे कृषि व्यवसाय के नये एवं संभावना पूर्ण कृषि-व्यवसाय-क्षेत्रों के वित्तपोषण के लिए आगामी 3 वर्षों की अवधि (2007-2010) के लिए 'राष्ट्रीय योजना' का श्रीगणेश किया गया है।

किसान क्रेडिट कार्ड योजना (केसीसी)

बैंक ने कुल 6,363.47 करोड़ रुपए की सीमा में 14.24 लाख किसान क्रेडिट कार्ड जारी किए।

महत्व दिए जानेवाले नए क्षेत्र :

महत्व दिए जानेवाले नए क्षेत्रों जैसे संविदा-कृषि, कृषि निर्यात क्षेत्र (एईजेड) के माध्यम से कृषकों के वित्तपोषण और मूल्य शृंखला वित्तपोषण के अंतर्गत हमारा निष्पादन निम्नानुसार रहा :

संविदा-कृषि	1,900 करोड़ रुपए
मूल्य शृंखला वित्तपोषण	1,163 करोड़ रुपए

स्वयं सहायता समूह (एसएचजी)

कुल मिलाकर बैंक के ऋण संबद्ध 7.68 लाख स्वयं सहायता समूह हैं और अब तक 3,468 करोड़ रुपए की राशि के ऋण संवितरित किए गए हैं।

वैकल्पिक सुपुर्दगी माध्यम:

राष्ट्रीय ई-गवर्नेन्स योजना के कार्यान्वयन के लिए भारत-सरकार द्वारा चुनी गई नेशनल लेवल एजेन्सी-इन्फ्रास्ट्रक्चर लीजिंग एंड फाइनेन्सियल सर्विसेज लिमिटेड (आइएलएंडएफएसएल) के साथ समझौता ज्ञापन पर हस्ताक्षर किया गया। इस योजना के अंतर्गत आइसीटी समर्थित कियोस्क

C.4 Government Business Unit (GBU)

Govt. business turnover recorded a growth of 19.63% this year, compared to 10.82% in the previous year. Growth in Govt. commission has been 8.17% this year, (compared to a decline of 11.97% in the previous year) due to introduction of various e-payment initiatives, and Centralised Pension Processing Centres at all Circles.

D.1. RURAL & AGRI BUSINESS GROUP

During the year under review, a new business group, viz., Rural and Agri Business Group, has been created as a strategic initiative for maximum exploitation of the emerging rural banking opportunity.

The percentage of agricultural advances to Net Bank Credit has improved to 14.80% as at the end of March 2007 as compared to 13.64% as at the end of March 2006. Disbursements upto March 2007 was Rs. 21,625 crore. The Bank's target of doubling the credit flow to agriculture (as per GOI directives) within 3 years, w.e.f. June 2004, was achieved during 2005-06, i.e., within 18 months, as a result of sustained loan disbursement campaigns, introduction of new products for farmers, entering into Corporate tie-ups for contract farming, in addition to utilization of ATMs for ensuring easier credit availability.

Table – 4 Agriculture – highlights

(Amount in Rs.crore)

Particulars	As on 31.03.06	As on 31.03.07	Growth %
Deposits	5,177	6,460	25
Advances	26,305	34,993	33

Major initiatives taken

'Spotlight Kharif' and 'Spotlight Rabi' campaigns were launched in all Circles that resulted in higher disbursements.

New products were introduced for financing sugarcane, cotton, and other crops and a scheme developed for financing organic manure manufacturers.

With a view to up scaling the number of credit-linked SHGs, the Bank entered into a tie-up with reputed NGO – 'CARE India'.

The Bank introduced ATM linked KCCs in all Circles during the year.

Rural publicity campaign intensified.

National Plan for financing emerging areas in agri. Business, such as, bio-technology, food technology, etc., in the coming 3 year plan (2007-2010) was initiated.

Kisan Credit Card scheme(KCC): Bank has issued 14.24 lac cards for an aggregate limit of Rs.6,363.47 crore.

New thrust areas: The Bank's performance under the new thrust areas viz. contract farming, farmers financed through AEZ and value chain financing was as under:

Contract farming:	Rs. 1,900 crore
Value chain financing:	Rs. 1,163 crore

Self-Help Groups(SHGs):

Cumulatively, the Bank has credit linked 7.68 lac SHGs and disbursed loans to the extent of Rs.3,468 crore, so far.

Alternative Delivery Channels

The Bank entered into an MOU with Infrastructure Leasing and Financial Services Limited (IL&FS), the National Level Agency identified by the Government of India for implementation of its



'हाइटेक हाइ-वैल्यू' ''एन्थूरियम'' (फ्लोरीकल्चर) प्रोजेक्ट मेदीकेरी शाखा द्वारा विनपोषित

'Hitech High-Value' "Anthurium" (Floriculture) project financed by Madikeri Branch

के रूप में अभिकल्पित 1,00,000 से भी अधिक सामान्य सेवा केंद्र खोलने का प्रस्ताव है। इस गठजोड से मूलभूत बैंकिंग सेवाएँ प्रदान करने तथा हमारी विभिन्न योजनाओं का विपणन करने हेतु उन दूरस्थ गाँवों के ग्रामीण लोगों तक पहुँचने में बैंक को सुविधा होगी,जो हमारे शाखा नेटवर्क के अंतर्गत नहीं आ पाते है।

वित्तीय भागीदारी:

वित्तीय रूप से अलग-थलग पड़े लोगों के लिए 'एसबीआइ टाइनी स्मार्ट कार्ड' शुरू करना वित्तीय भागीदारी के क्षेत्र में वर्ष के दौरान शुरू की गई बैंक की प्रमुख पहल रही। व्यवसाय संपर्की मॉडल सहित स्मार्ट कार्ड परियोजना "शून्य शेष वाले खाते" खोलने के लिए आइजोल, पिथोरागढ़ तथा मेदक में प्रायोगिक शुरूआत की गई। यह प्रयोग सफल रहा और इसे वर्तमान वर्ष के दौरान पूरे देश में शुरू करने का प्रस्ताव है।

ग्रामीण रोजगार गारंटी कार्यक्रम के अंतर्गत सभी लाभार्थियों को स्मार्ट कार्ड जारी कर वारंगल जिले में मूलभूत बैंकिंग सेवाएँ प्रदान करने के लिए आंध्रप्रदेश सरकार के साथ एक समझौता ज्ञापन पर भी हस्ताक्षर किया गया है।

वित्तीय भागीदारी को बढ़ावा देने के लिए बैंक ने महाराष्ट्र के वर्धा जिले में एक विशेष कार्यक्रम भी शुरू किया, जिसका अच्छा प्रतिसाद मिला।

घ. 2 क्षेत्रीय ग्रामीण बैंक (आरआरबी)

वर्ष 2006-07 क्षेत्रीय ग्रामीण बैंकों के समेकन का वर्ष रहा। प्रत्येक राज्य के स्तर पर बैंक-विशिष्ट समामेलन हुआ। इसके परिणामस्वरूप समामेलन के बाद बैंक के पास 104 जिलों में 16 क्षेत्रीय ग्रामीण बैंक है, जिनका 2,334 शाखाओं का नेटवर्क है। प्रायोजित क्षेत्रीय ग्रामीण बैंकों की 31 मार्च 2007 को कुल जमाराशियाँ और कुल अग्रिम क्रमशः 12,990 करोड़ रुपए और 7,902 करोड़ रुपए है। वित्तीय वर्ष के दौरान बैंक के प्रायोजित क्षेत्रीय ग्रामीण बैंकों ने 27.58 करोड़ रुपए का लाभ अर्जित किया।


STATE BANK OF INDIA

''मुंडीगोछियानी'' जनजातीय महिलाओं का स्वयं सहायता समूह उमरकोटि शाखा से क्रेडिट लिंक्ड

"Mundigochhiani" Self Help Group - All tribal women credit linked to our Umerkote Branch

घ. 3 अनुसूचित जातियों/जनजातियों को दी गई ऋण सहायता:

31.03.2007 तक प्राथमिकता प्राप्त क्षेत्र के कुल 1,10,373 करोड़ रुपए के अग्रिमों में से बैंक द्वारा अनुसूचित जातियों/जनजातियों को 6,381 करोड़ रुपए की ऋण सुविधा दी गई।

अनुसूचित जातियों/जनजातियों के उधारकर्ताओं से की गई वसूली की स्थिति (योजना-वार):

योजना	वसूली
प्रधानमंत्री रोजगार योजना (पीएमआरवाइ)	27%
स्वर्णजंयती ग्राम स्वरोजगार योजना (एसजीएसवाइ)	51%
स्वर्णजंयती शहरी रोजगार योजना (एसजेएसआरवाइ)	29%
सफाई कर्मचारी मुक्ति और पुनर्वास योजना (एसएलआरएस)	24%
विभेदक ब्याज दर (डीआरआइ)	27%

ड. अंतरराष्ट्रीय बैंकिंग समूह (आइबीजी)

ड.1.1 विदेशी कार्यालयों का परिचालन

दिनांक 31.03.2007 को बैंक के 83 विदेशी कार्यालय थे, जो 32 देशों और सभी समय क्षेत्रों में फैले हुए हैं। 126 देशों के 525 बैंकों के साथ बैंक की संपर्की व्यवस्था भी है।

बैंक की विदेश स्थित शाखाओं का निवल लाभ पिछले वर्ष के 69.55 मिलियन अमरीकी डॉलर से बढ़कर वर्ष के दौरान 90.22 मिलियन अमरीकी डॉलर हो गया। दिनांक 31.03.07 को विदेश स्थित शाखाओं की आस्तियाँ 31.03.06 के 11.960 बिलियन अमरीकी डॉलर से बढ़कर 17.188 बिलियन अमरीकी डॉलर हो गईं।

ड.1.2 अनिवासी भारतीय व्यवसाय

आनलाइन प्रौद्योगिकी आधारित मुदा-विप्रेषण उत्पादों में 200% से भी अधिक की वृद्धि हुई। अनिवासी भारतीयों के भारत में रह रहे नजदीकी रिश्तेदारों के लिए कार-ऋण की एक नई योजना शुरू की गई। चुनिन्दा विदेशी शाखाओं में अनिवासी भारतीयों के लिए आवास-ऋण की सैद्धान्तिक-संस्वीकृति योजना का श्रीगणेश किया गया।

National eGovernance Plan. Under this scheme, it is proposed to set up 1,00,000+ common service centres, designed as ICT enabled kiosks. The tie up will enable the Bank to reach out to rural masses in far flung villages not covered by our branch network for providing basic banking services, as well as to market our various schemes.

Financial Inclusion

A major initiative introduced during the year in the area of financial inclusion has been the introduction of SBI Tiny smart cards to the financially excluded. The smart card project together with the business correspondent model has been piloted in Aizawl, Pithoragarh and Medak for opening 'No Frill' accounts. The experiment has been successful and it is proposed to have a nationwide roll out during the current year.

An MOU has also been signed with the Govt. of Andhra Pradesh for providing basic banking services in the district of Warangal by issuing smart cards to all beneficiaries under Rural Employment Guarantee Programme.

The Bank has also launched a special programme in the district of Wardha in Maharashtra to promote financial inclusion, which has been well received.

D.2. Regional Rural Banks (RRBs)

2006-07 was a year of consolidation of RRBs. There was Bank specific amalgamation at each State level. Resultantly, Bank has got 16 RRBs post amalgamation with a network of 2334 branches spread over 104 districts in the Country. The aggregate deposits and advances of the sponsored RRBs stood at Rs.12,990 crore and Rs.7,902 crore respectively as on 31st March 2007. During the financial year, the Bank's sponsored RRBs made a profit of Rs.27.58 crore.

D.3. Credit Assistance provided to Scheduled Castes and Scheduled Tribes

The credit assistance provided by the Bank to SCs and STs stands at Rs.6,381 crore out of total priority sector advance of Rs.1,10,373 crore as on 31.03.2007.

Recovery position of SC/ST borrowers (scheme-wise) :

Scheme	Recovery
Prime Minister's Rozgar Yojana (PMRY)	27%
Swarnajayanti Gram Swarozgar Yojana (SGSY)	51%
Swarnajayanti Shahari Rozgar Yojana (SJSRY)	29%
Scheme for Liberation & Rehabilitation of Scavengers (SLRS)	24%
Differential Rate of Interest (DRI)	27%

E. INTERNATIONAL BANKING GROUP (IBG)

E.1.1 Operations of Foreign Offices

As on 31.03.2007, the Bank had a network of 83 overseas offices spread over 32 countries covering all time zones. The Bank also has correspondent arrangements with 525 Banks in 126 countries.

Net Profit from Bank's foreign branches increased to USD 90.22 mio during the year from USD 69.55 mio for the previous year. Assets of the foreign branches increased from USD 11.960 bio as on 31.03.06 to USD 17.188 bio as on 31.03.07.

E.1.2 NRI Business

The online technology based remittance products registered a growth of more than 200%. A new car loan scheme for close relatives of NRIs in India was introduced. In addition, an 'In Principle' sanction



एशियन ग्रांटीयो इंडिया लि. कामर्शियल शाखा, अहमदाबाद द्वारा वित्तपोषित

Asian Granito India Ltd. – A unit financed by Commercial Branch, Ahmedabad

ड.1.3 कोष-प्रबंधन

विदेशी कार्यालयों में कोष-गतिविधियों को केंद्रीकृत करने के लिए वर्ष के दौरान - लंदन सेन्ट्रल ट्रेजरी हब ने कार्य करना शुरू कर दिया। समपार्श्विककृत ऋण दायित्वों (कोलेटाइज्ड डेब्ट आब्लिगेशन्स) में पहली बार निवेश करके बैंक ने अपने निवेश-संविभाग को विविधिकृत किया है। चुनिन्दा विदेशी शाखाओं में पहली बार क्रेडिट डिफाल्ट स्वैप्स की भी शुरूआत की गई।

ड.1.4 विदेशों में प्रसार

वर्ष के दौरान 5 नए कार्यालयों के खोले जाने तथा इन्डोनेशिया मे एक बैंक के अधिग्रहण के परिणाम स्वरूप बैंक के 32 देशों में 83 कार्यालय हैं।

तालिका 5 (क) 31.03.2007 को विदेश स्थित कार्यालयों की आस्तियाँ/देयताएँ (अनुषंगियों और सह-उद्यमों को छोड़कर)

मद	करोड़ रुपए	मिलियन अमेरिकी डॉलर
संसाधन		
जमाराशियाँ	15,584.32	3,585.08
उधारराशियाँ	33,883.56	7,794.70
अन्य देयताएँ	25,246.81	5,807.87
कुल	74,714.69	17,187.65
अभिनियोजन		
निवेश और अभिनियोजन	15,328.99	3,526.35
अग्रिम (निवल)	38,114.07	8,767.90
अन्य आस्तियाँ	21,271.63	4,893.40
योग	**74,714.69**	**17,187.65**


विदेश स्थित कार्यालयों की जमाराशियाँ एवं अग्रिम
(अनुषंगियों एवं संयुक्त उद्यमों को छोड़कर)
Deposits & Advances of Foreign Offices
(Excluding Subsidiaries and Joint Ventures)
(मिलियन अमेरिकी डॉलर) (US $ Million)
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
3257
5537
3097
6052
3585
8768
2004-05
2005-06
2006-07
जमाराशियाँ Deposits
अग्रिम Advances

तालिका 5 (ख) 31.03.2007 को विदेश स्थित अनुषंगियों/सह-उद्यमों/सहयोगियों के समग्र कार्यकारी परिणाम

(राशि करोड़ रुपए में)

	जमाराशियाँ	ऋण
अनुषंगियाँ *	3,604.22	3,375.48
सह-उद्यम/सहयोगी **	2,209.35	996.66

* एसबीआइ (कैलिफोर्निया), एसबीआइ (कनाड़ा), एसबीआइ इंटरनेशनल (मारिशस) लिमिटेड, इंडियन ओशियन इंटरनेशनल बैंक लिमिटेड मारिशस और पीटी बैंक इंडो मोनेक्स, इंडोनेशिया।

** 31.03.2007 को कॉमर्शियल बैंक ऑफ इंडिया लि., 31.12.2006 को बैंक ऑफ भूटान लि. एवं 16.07.2006 को नेपाल एसबीआइ बैंक लि.

विनिमय दर = 1 अमरीकी डॉलर = 43.4700 रुपए

ङ 2. देशीय परिचालन

ङ.2.1 निर्यात ऋण

अप्रैल 2006 से मार्च 2007 के दौरान बैंक का बकाया निर्यात-ऋण 21,868 करोड़ रुपए रहा। इसमें पिछले वर्ष इसी अवधि की तुलना में 20.36% की वृद्धि हुई ।

ङ.2.2 परियोजना निर्यात वित्त

भारतीय स्टेट बैंक टर्न की/सिविल निर्माण संविदाओं के लिए बोली लगाने और उनके निष्पादन तथा आस्थगित भुगतान आधार पर इंजीनियरी सामान और सेवा के निर्यात वाले परियोजना निर्यात कार्य कलाप के वित्तपोषण के क्षेत्र में एक सक्रिय सहभागी रहा है।

अप्रैल 2006 से मार्च 2007 की अवधि के दौरान बैंक ने 13 देशों से संबंधित 6,635 करोड़ रुपए के 38 परियोजना- निर्यात-प्रस्तावों के लिए सहयोग दिया।

ङ.3 मर्चेंट बैंकिंग

बैंक ने 376 मिलियन अमेरिकी डॉलर की कई द्विपक्षीय सुविधाएँ प्रदान करने के अलावा समूह विदेशी मुद्रा ऋणों के क्षेत्र में और अधिक ध्यान केंद्रित किया तथा अप्रैल 2006 से मार्च 2007 की अवधि के दौरान 9121 मिलियन अमेरिकी डॉलर के कारपोरेट समूह ऋण सौदों में सहभागिता की। बैंक ने 1,073.07 मिलियन अमरीकी डॉलर की सीमा तक कुल 5,375 मिलियन अमरीकी डॉलर के मूल्य के 13 विलयन एवं अभिग्रहण संबंधी सौदों में सहभागिता की। पिछले वर्ष में उसने 204.50 मिलियन अमरीकी डॉलर की सीमा तक कुल 554.50 मिलियन अमरीकी डॉलर के 4 सौदों में सहभागिता की थी।

ङ.4 विदेशी मुद्रा लेन-देन

अप्रैल 2006 से मार्च 2007 के दौरान बैंक ने अपने विदेशी मुद्रा व्यवसाय में कुल 5,11,712 करोड़ रुपए का कारोबार किया है। (2,81,209

scheme for NRI Home Loans was also launched at select foreign countries.

E.1.3 Treasury Management

As part of the centralisation of treasury activities at foreign offices, London Central Treasury Hub became operational during the year. Foreign offices of the Bank diversified their investment portfolio through first time investment in Collateralised Debt Obligations. Credit Default swaps were also undertaken for the first time at select foreign branches.

E.1.4 Overseas Expansion

With opening up 5 new offices and takeover of a Bank in Indonesia during the year, the Bank now has 83 offices in 32 countries.

Table 5 (a) : Assets/Liabilities of Foreign Offices as at 31.03.007 (excluding Subsidiaries and Joint Ventures)

Items	Rs. in crore	USD Million
Resources		
Deposits	15,584.32	3,585.08
Borrowings	33,883.56	7,794.70
Other Liabilities	25,246.81	5,807.87
Total	74,714.69	17,187.65
Deployment		
Investments and Placements	15,328.99	3,526.35
Advances(Net)	38,114.07	8,767.90
Other Assets	21,271.63	4,893.40
Total	**74,714.69**	**17,187.65**

Table 5 (b) : Aggregate Working Results of Foreign Subsidiaries/Joint Ventures Associates Abroad

As on 31.03.2007. **(Rs. in crore)**

	Deposits	Loans
Subsidiaries *	3,604.22	3,375.48
Joint Ventures/ Associates **	2,209.35	996.66

* SBI (California), SBI(Canada), SBI International (Mauritius) Ltd., Indian Ocean International Bank Ltd., Mauritius and PT Bank Indo Monex, Indonesia.

** Commercial Bank of India Ltd. as on 31.03.2007, Bank of Bhutan Ltd. as on 31.12.2006, and Nepal SBI Bank Ltd. as on 16.07.2006.

Conversion rate USD1 = INR 43.4700

E.2 Domestic Operations

E.2.1 Export Credit

The Bank's outstanding export credit stood at Rs. 21,868 crore, having increased by 20.36% during April 2006 to March 2007 as compared to the corresponding period of the previous year.

E.2.2 Project Export Finance

State Bank of India is an active participant in financing project export activities involving bidding and execution of turnkey / civil construction contracts and export of engineering goods on deferred payment basis, as also service exports.

During the period April 2006 to March 2007, the Bank supported 38 project export proposals aggregating Rs.6,635 crore, in 13 countries.

E.3 Merchant Banking

The Bank further intensified its thrust in the area of syndicated foreign currency loans and participated in corporate syndicated loan deals amounting to USD 9,121 mio during April 2006 to March 2007, besides extending several bilateral facilities aggregating US$ 376 mio. Bank has participated in 13 Merger and Acquisition deals aggregating US $ 5,375 mio to the extent of US$ 1,073.07 mio as against participation in four deals aggregating US $ 554.50 mio to the extent of US $ 204.50 mio during the previous year.

E.4 Forex Turnover

During April 2006 to March 2007, the Bank recorded a total turnover of Rs. 5,11,712 crore in



पेसिफिक कॉट्सपिन लि. आइएफबी, कोलकाता द्वारा वित्तपोषित

Pacific Cotspin Ltd. – A unit financed by Indl. Finance Branch, Kolkata

करोड़ रुपए के विक्रय और 2,30,503 करोड़ रुपए के क्रय) जो पिछले वर्ष की तुलना में 18.18% अधिक है।

ङ.5 विश्वव्यापी संपर्क सेवाएँ (निर्यात-भुगतान और बेजमानती उगाही)

बैंक की विश्वव्यापी संपर्क सेवाएँ (जीएलएस) निर्यात-भुगतान तथा अन्य विदेशी वसूलियों को सरल बनाता है जिससे विदेशी मुद्रा परिचालन में बैंक की लाभप्रदता बढ़ती है। वित्तीय वर्ष 2006-07 के दौरान जीएलएस ने बैंक की देशी शाखाओं की ओर से डालर और यूरो मुद्राओं में 148,000 निर्यात बिलों तथा स्टर्लिंग, यूरो और अमेरिकी डालर में 277,463 चेकों की राशियां की उगाही की जिनका अमेरिकी डालर में मूल्य क्रमशः 13,000 मिलियन और 321.16 मिलियन था।

अनिवासी भारतीयों के विप्रेषण: जीएलएस ने इलेक्ट्रानिक प्लेटफार्म पर आवक विप्रेषण उत्पाद भी शुरू किए है। वर्ष के दौरान कई विनिमय कंपनियों, हमारी विदेश स्थित शाखाओं तथा संयुक्त राज्य अमरीका के ऑनलाइन सीधे ग्राहकों के जरिए संयुक्त राज्य अमरीका, युनाइटेड किंग्डम तथा मध्य पूर्व के देशों से अमरीकी डॉलर/जीबीपी/आइएनआर में 2,15,176 आवक विप्रेषण हैंडिल किए गए।

ङ.6 संपर्की संबंध

बैंक के विशाल ग्राहक आधार की जरूरतें पूरा करने और अंतरराष्ट्रीय बैंकिंग क्षेत्र में हमारे विदेश स्थित कार्यालयों के प्रयासों के लिए सहायता देने हेतु बैंक के पास 525 प्रतिष्ठित अंतरराष्ट्रीय संपर्की बैंकों का नेटवर्क है जो कि 124 देशों में फैले हुए हैं। बैंक ने स्विफ्ट के लिए लगभग 1100 द्विपक्षीय प्रमुख विनिमय व्यवस्थाएँ भी शामिल की हैं, जिसके जरिए व्यापार, विप्रेषण आदि से संबंधित वित्तीय संदेशों का निर्बाध प्रवाह सुगम हो जाता है।

च. सहयोगी और अनुषंगियाँ

च.1 स्टेट बैंक समूह अपने सात सहयोगी बैंकों की 4,820 शाखाओं सहित 14,337 शाखाओं के नेटवर्क के साथ भारत के बैंकिंग उद्योग का मुख्य हिस्सा है। बैंकिंग के अलावा यह समूह अपने विभिन्न अनुषंगियों के माध्यम से सभी प्रकार की वित्तीय सेवाएँ प्रदान करता है, जिनमें जीवन बीमा, मर्चेंट बैंकिंग, म्यूच्युअल फंड, क्रेडिट कार्ड, फैक्टरिंग, प्रतिभूति व्यापार तथा मुद्रा बाजार में प्राथमिक विक्रेता सेवाएँ (प्राइमरी डीलर शिप) शामिल हैं।

च.2 सहयोगी बैंक

मार्च 2007 के अंतिम दिन को बैंक के सात सहयोगी बैंकों का बाजार अंश जमाराशियों में 7.52% एवं अग्रिमों में 7.56% था।

सहयोगी बैंकों के निष्पादन के उल्लेखनीय तथ्य

मार्च 2007 को सकल अनर्जक आस्ति अनुपात मार्च 2006 के 2.62% से घटकर 1.83% रहा और निवल अनर्जक आस्ति अनुपात 0.76% रहा।

सहयोगी बैंकों के संयुक्त परिचालन लाभ में 10% की वृद्धि हुई और यह 4,433.61 करोड़ रुपए हो गया। इनके निवल लाभ में 31.03% की वृद्धि दर्ज हुई और यह 2.030.74 करोड़ रुपए हो गया।

च.3 एसबीआइ कामर्शियल एंड इंटरनेशनल बैंक लिमिटेड (एसबीआइसीआइ)

मार्च 2007 के अंत में एसबीआइसीआइ की कुल जमाराशियाँ एवं अग्रिम क्रमशः 446.86 करोड़ रुपए तथा 340.06 करोड़ रुपए रहे। वर्ष के दौरान बैंक ने 6.18 करोड़ रुपए का परिचालन और 7.55 करोड़

तालिका - 6 मार्च 2007 के अंत तक सहयोगी बैंकों के निष्पादन के उल्लेखनीय तथ्य निम्नानुसार हैं :

(रुपए करोड़ में)

बैंक का नाम	पूँजी में एसबीआइ का अंश (%)	जमाराशियाँ	अग्रिम	परिचालन लाभ	निवल लाभ
स्टेट बैंक ऑफ					
बीकानेर एंड जयपुर	75	28480	20766	679.20	305.80
हैदराबाद	100	42881	28346	1003.80	505.50
इंदौर	98.05	19976	15482	388.96	189.96
मैसूर	92.33	22022	16762	471.58	249.23
पटियाला	100	39184	29049	789.13	366.53
सौराष्ट्र	100	15871	11162	248.81	87.44
त्रावणकोर	75	30984	25074	852.13	326.28
सभी सात बैंक	—	**199398**	**146641**	**4433.61**	**2030.74**

its forex business (Rs. 2,81,209 crore in Sales and Rs. 2,30,503 crore in Purchases) reflecting an increase of 18.18% over the previous year.

E.5 Global Link Services (Export Payments & Clean Collections)

Global Link Services (GLS) of the Bank facilitates export payments and other overseas collections, thereby improving the profitability of the Bank's foreign exchange operations. During the fiscal year 2006-07, GLS collected on behalf of domestic branches of the Bank proceeds of 148,000 export bills in US dollars and Euros, and the proceeds of 277,463 cheques in Sterling. Euro and US Dollars aggregating USD 13000 mio and USD 321.16 mio respectively, in value terms.

Remittance by NRIs: GLS has also introduced Inward Remitttance products on Electronic Platform. During the year, 215,176 Inward Remittances, in US dollars/GBP/INR were handled from USA, UK and Middle East through various exchange companies, our foreign branches and online direct customers in the USA.

E.6 Correspondent Relations

To cater to the needs of a large customer base of the Bank, and to also supplement the efforts of our foreign offices in the area of International Banking, the Bank has developed a network of Correspondent Banks numbering 525 consisting of reputed International Banks spread over 124 countries. The Bank also has about 1100 Bilateral Key Exchange (BKE) arrangements for SWIFT, which facilitates a seamless flow of financial messages covering trade, remittances etc.

F. ASSOCIATES AND SUBSIDIARIES

F.1 The State Bank Group with a network of 14,337 branches including 4820 branches of its seven Associate Banks dominates the banking industry in India. In addition to banking, the Group, through its various subsidiaries, provides a whole range of financial services which includes Life Insurance, Merchant Banking, Mutual Funds, Credit Card, Factoring, Security trading and primary dealership in the Money Market.

F.2 Associate Banks

SBI's seven Associate Banks had a market share of 7.52% in deposits and 7.56% in advances as on the last day of March 2007.

Performance Highlights of Associate Banks (ABs)

Gross NPA ratio improved from 2.62% in March 2006 to 1.83% as on March 2007. Net NPA ratio was at 0.76%.

The combined operating profit of Associate Banks registered a growth of 10% and stood at Rs.4,433.61 crore and net profit at 31.03% and Rs.2,030.74 crore.

F.3 SBI Commercial & International Bank Ltd. (SBICI)

As at the end of March '07, the aggregate deposits and total advances of SBICI stood at Rs. 446.86 crore

Table – 6 The performance highlights of the Associate Banks as at March 2007 are as under:

(Rupees in crore)

Name of the Bank	SBI's share in the capital (%)	Deposits	Advances	Operating Profit	Net Profit
State Bank of					
Bikaner & Jaipur	75	28480	20766	679.20	305.80
Hyderabad	100	42881	28346	1003.80	505.50
Indore	98.05	19976	15482	388.96	189.96
Mysore	92.33	22022	16762	471.58	249.23
Patiala	100	39184	29049	789.13	366.53
Saurashtra	100	15871	11162	248.81	87.44
Travancore	75	30984	25074	852.13	326.28
All 7 Banks	—	**199398**	**146641**	**4433.61**	**2030.74**

रुपए का निवल लाभ प्राप्त किया। मार्च 2007 को निवल अनर्जक आस्ति अनुपात मात्र 0.19% था।

गैर बैंकिंग अनुषंगियों / सह-उद्यमों के निष्पादन के उल्लेखनीय तथ्य

च.4 एसबीआइ कैपिटल मार्केट्स लिमिडेड (एसबीआइ कैप)

कारपोरेट भारत के बढ़ते निधीयन आवश्यकताओं से उपजे अवसरों का पूरा-पूरा लाभ उठाने के लिए एसबीआइ कैप ने परियोजना सलाहकारिता और संरचनात्मक वित्त (पीए एण्ड एस एफ) तथा विलय एवं अभिग्रहण (एम एण्ड ए) क्षेत्रों के अंतर्गत अपने प्रचालन को काफी आगे बढ़ाया। एसबीआइ कैप को लगातार दूसरे वर्ष प्रोजेक्ट फाइनैंस इंटरनेशनल (पीएफआइ) तथा बलूमबेर्ग दोनों द्वारा एशिया पैसिफिक क्षेत्र में (जिसमें जापान भी शामिल है) प्रथम लीड एरेंजर का दर्जा प्रदान किया गया। इसके अलावा पर इसे "प्रोजेक्ट फाइनैंस एरेंजर" तथा "प्रोजेक्ट फाइनैंस एडवाइजरी" वर्गों में पीएफआइ द्वारा वर्ष 2006 में क्रमश: 9वां व 3रा दर्जा प्रदान किया.गया इससे एसबीआइ कैप सर्वोच्च संस्थाओं में स्थान प्राप्त करने वाली एक मात्र भारतीय संस्था बनी।एसबीआई कैप को पीएफआइ संघटन द्वारा "आर्थिक परियोजना सलाहकार" वर्ग में प्रथम स्थान प्रदान किया गया तथा बलूमबेर्ग के "सिंडिकेट्ड लोन्स बुकरनर" श्रेणी में यह पिछले वर्ष के 17 वें स्थान से प्रथम स्थान पर आ गया।

एसबीआइ कैप ने दलाली-कार्य से जुड़ी अपनी संस्था एसबीआइ कैप सेक्युरटीज लिमिटेड को एक अनुषंगी (एसएसएल)के रूप में परिवर्तित किया । एसएसएल की 34 शाखाएं हैं।

एसबीआइ कैप वेंचरर्स लि. और साफ्ट बैंक जापान (एसबीआइ होल्डिंग्स लि.) ने 100 मिलियन अमरीकी डालर के साथ नालेड्ज सेक्टर फंड बनाने के लिए एक समझौता-ज्ञापन पर हस्ताक्षर किए हैं।

वर्ष 2006 में एसबीआइ कैप (यूके) लि. को कारपोरेट वित्तीयन तथा निवेश सलाहकार सेवाएं यू.के. तथा यूरोपीय आर्थिक क्षेत्र (ईईए) के


पूंजी पर्याप्तता अनुपात
Capital Adequacy Ratio
14
12
10
8
6
4
2
0
12.45
4.41
8.04
11.88
2.52
9.36
12.34
4.33
8.01
31-03-05
31-03-06
31-03-07
श्रेणी Tier-I
श्रेणी Tier-II

कुछ भाग में प्रदान करने के अधिकार दिए गए हैं। इसके अंतर्गत यह अपने ग्राहकों को विदेशी मुद्रा परिवर्तनीय बांड (एफसीसीबी)। वैश्विक निक्षेपागार (डिपाजिटरी) रसीदें, प्राईवेट ईक्विटी (पीई) तथा सीमा-पार विलय तथा अभिग्रहण (एम एण्ड एस) इत्यादि सेवाओं का प्रबंध शामिल है।

च.5 एसबीआइ डीएफएचआइ लिमिटेड :

स्टेट बैंक समूह के पास कंपनी की कुल प्रदत्त पूँजी की 67.01% धारिता है जबकि अन्य राष्ट्रीयकृत बैंकों की शेयर-धारिता 22.46% है। 31 मार्च 2007 को ऑल इंडिया फाइनैंशियल इंस्टीट्यूशन और निजी क्षेत्र के बैंकों की धारिता 5.84% तथा एशियन डेवलपमेंट बैंक की धारिता 4.69% थी।

मार्च 2007 तक समाप्त अवधि के दौरान कंपनी ने 53.25 करोड़ रुपए का कर-पश्चात लाभ कमाया। कंपनी ने विवेकपूर्ण तरीके से लाभदायक गैर एसएलआर क्षेत्रों में अपने व्यवसाय को विविधिकृत किया जिसके परिणामस्वरूप इस वर्ष अच्छे लाभ प्राप्त किए जा सके।

कंपनी का कुल द्वितीय बाजार व्यवसाय 22,791.84 करोड़ रुपए रहा। इसका बाजार अंश (स्वत्वधारी) 2.47% रहा।

च.6 एसबीआइ कार्ड्स एंड पेमेंट्स सर्विसेज प्रा.लि.(एसबीआइ सीएसपीएल)

वर्ष के दौरान 14.81 लाख अतिरिक्त कार्ड जारी किए गए जिसके परिणामस्वरुप वर्ष 2005-06 के कुल 24.27 लाख कार्ड की तुलना में इस वर्ष सक्रिय कार्डों की संख्या बढ़कर 33.57 लाख हो गई। इससे 896.50 करोड़ रुपए का राजस्व प्राप्त हुआ। कंपनी ने अपनी प्रचालन लाभ प्रदता को बनाए रखा तथा वर्ष के दौरान 91.22 करोड़ रुपए का कर-पूर्व लाभ प्राप्त किया। बाजार अंश की दृष्टि से एसबीआइ कार्डस् देश में दूसरे स्थान पर है।

वर्ष के दौरान शुरू किए गए नए उत्पाद "ट्रूली गोल्ड" एसबीआइ गोल्ड मास्टर कार्ड, और गो एयर एसबीआइ क्रेडिट कार्ड हैं। वर्ष के दौरान संवर्द्धनशील पहल में "लो इंट्रेस्ट ऑफर", "दी स्माट ट्रेवलर ऑफर" आदि की शुरुवात की गई। एसबीआइ कार्ड के प्रचलन को बढ़ाने हेतु तथा नकद आहरण के लिए "पेमैन्ट हालीडे ऑफर", टारगेटेड कैश आफर इत्यादि शुरू किए गए।

च.7 एसबीआइ लाइफ इंश्योरेंस कंपनी लि. (एसबीआइ लाइफ)

भारत के उदारीकृत बीमा उद्योग में एसबीआइ लाइफ ने तेज छलांग लगाते हुए समूह की 7000 शाखाओं के माध्यम से अपने उत्पादों की

and Rs.340.06 crore respectively. The Bank recorded an operating and net profit of Rs.6.18 crore and Rs.7.55 crore respectively. During the year, net NPA ratio is just 0.19% as on March 2007.

Performance Highlights of Non-Banking Subsidiaries/Joint Ventures

F.4 SBI Capital Markets Limited (SBICAP)

To fully exploit the opportunities arising out of the increasing funding requirements of corporate India, SBICAP substantially enhanced its scale of operations in the Project Advisory & Structured Finance (PA&SF) and Mergers & Acquisitions (M&A) areas. SBCAP is ranked as no.1 lead Arranger in the Asia Pacific Region (including Japan) for the second consecutive year, by both Project Finance International (PFI) and Bloomberg. It was also ranked 9th and 3rd globally by PFI in the 'Project Finance Arranger' and 'Project Finance Advisory' categories respectively, in 2006. SBI Cap is ranked as the number one "Project Finance Advisor" in the PFI league table and moved to the numero uno position from seventeenth position the previous year, in the "Syndicated Loans Bookrunner" category by Bloomberg.

SBICAP has converted its broking arm SBICAP Securities Ltd., into a subsidiary and SSL has 34 branches.

SBICAP Ventures Ltd., Softbank, Japan (SBI Holdings Ltd.,) have signed an MOU for setting up a USD 100 million Knowledge Sector Fund.

In 2006, SBICAP (UK) Ltd., got the authorization to undertake Corporate Finance and Investment Advisory activities in the UK, and part of the European Economic Area (EEA). It arranges for its clients Foreign Currency Convertible Bonds (FCCBs), Global Depository Receipts (GDRs), Private Equities (PEs) and Cross-border Mergers and Acquisitions (M&As).

F.5 SBI DFHI LTD

SBI group holds 67.01% of the Company's paid up capital, while other Nationalized Banks hold 22.46%. All India Financial Institutions and Private Sector Banks hold 5.84% and the Asian Development Bank holds 4.69% as on March 31, 2007.

For the period upto March 2007, the Company had earned a PAT of Rs.53.25 crore. Company prudently diversified into profitable Non-SLR avenues resulting in better profits this year.

Total Secondary market turnover of the company was Rs.22,791.84 crore. The market share (Proprietory) was 2.47%.

F.6 SBI Cards & Payments Services Pvt. Ltd. (SBICSPL)

During the year 14.81 lac additional cards were issued increasing the Cards in Force (CIF) to 33.57 lacs up from 24.27 lacs in 2005-06. Revenue generated was Rs.896.50 crore. The Company maintained profitability of its operations, and achieved a pretax profit of Rs.91.22 crore this year. SBI Cards is in 2nd position in the country under market share.

New products launched during the year were, 'Truly Gold' SBI Gold Master Card, GO Air SBI Credit card. New promotional initiatives of the year were, 'Low interest offer', 'The Smart Traveller offer', etc., to increase SBI Card usage and particularly for using the card for cash drawals, such as 'Payment Holiday offer', Targeted Cash Offer', etc.,

F.7 SBI Life Insurance Company Limited (SBILife)

SBI Life, which has been making rapid strides in the liberalized life insurance industry in India has



'स्पॉज आयरन प्लांट' एस्सार स्टील लि. कारपोरेट लेखा समूह द्वारा वित्तपोषित

'Sponge Iron Plant' of Essar Steel Ltd. – A unit financed by Corporate Accounts Group

बिक्री करते हुए मार्च 2007 तक 64.9 लाख जीवन-बीमा किया और इस प्रकार निजी-क्षेत्र में सर्वाधिक जीवन-बीमा करने वाली पहली कम्पनी बनने का उसे सम्मान प्राप्त हुआ। मार्च 2007 तक सकल बीमा किश्त आय 2,929 करोड़ रही । निजी क्षेत्र की बीमा कंपनियों में लगातार दो वर्ष लाभ कमानेवाली यह पहली कंपनी रही । एसबीआइ लाइफ ने वित्तीय वर्ष 2006-07 के दौरान 3.83 करोड़ रुपए निवल लाभ प्राप्त किया तथा कंपनी के प्रबंधन के अधीन 31 मार्च 2007 की अवधि तक कुल 4,741 करोड़ की परिसंपत्ति है।

च.8 एसबीआइ फंड्स मैनेजमेंट (प्राइवेट) लिमिटेड (एसबीआइएफएमपीएल) एसबीआइएफएमपीएल को सीएनबीसी टीवी 18/क्रिसिलद्वारा "भारत में वर्ष का सर्वोत्तम म्यूयुअल फंड" (म्यूचुअल फंड ऑफ डी इयर) का पुरस्कार दिया गया। (वर्ष के दौरान "एसबीआइ एफएमपीएल इक्विटी योजनओं" को 11 पुरस्कार प्राप्त हुए।) आस्ति प्रबंध समिति (एसमसी) श्रेणीकरण में 31 मार्च 2007 तक प्रबंधन के अधीन आस्तियों के अंतर्गत क़ंपनी 7वें स्थान पर रही।

वर्ष के दौरान एसबीआइएफएमपीएल ने विभिन्न योजनाओं के अंतर्गत 52,512 करोड़ रुपए के नगदी प्रवाह की रिपोर्ट की। प्रबंधन के अधीन कुल 16,873 करोड़ रुपए की घरेलू निवल आस्तियाँ है। मार्च 2007 के अंत में कंपनी ने कर-पश्चात 29.78 करोड़ रुपए का शुद्ध लाभ प्राप्त किया जो पिछले वर्ष 18.64 करोड़ रुपए था।

च.9 एसबीआइ फैक्टर्स एंड कॉमर्शियल सर्विसेज प्रा.लि. (एसबीआइ फैक्टर्स)

वर्ष के दौरान कंपनी के आस्ति स्तर में 33% की वृद्धि हुई। (919.36 करोड़ रुपए से बढ़कर 1,225.18 करोड़ रुपए) और वर्ष के दौरान ग्राहकों की संख्या में (750 से1106) 48% की वृद्धि हुई।



मे. सतनाम एग्री प्रोडक्ट्स प्रा. लि. सिविल लाइन्स जालंधर द्वारा वित्तपोषित
M/s Satnam Agri Products Pvt. Ltd. – A unit financed by Civil Lines Branch, Jalandhar

वर्ष के दौरान कुल आय में वर्षानुवर्ष वृद्धि 56% रही और पिछले वर्ष के 15.80 करोड़ रुपए की तुलना में इस वर्ष कंपनी ने 20.36 पूर्व करोड़ रुपए का कर-पूर्व लाभ कमाया। जबकि कर-पश्चात लाभ पिछले वर्ष के 10.67 करोड़ रुपये से बढ़कर इस वर्ष 13.10 करोड़ रुपये हो गया।

छ. आस्ति-गुणवत्ता

अलाभकारी आस्ति प्रबंधन

छ.1 मार्च 2007 के अंत तक बैंक की सकल एवं निवल अलाभकारी आस्तियों को कम करके पिछले वर्ष के 3.61% तथा 1.88% के स्तर से इस वर्ष क्रमश: 2.92% तथा 1.56% पर लाया गया।

छ.2 वर्ष के दौरान 1,940 करोड़ रुपए की नकद वसूली की गई तथा 1,257 करोड़ रुपए की आस्तियों को मानक आस्तियों में परिवर्तित किया गया। मार्च 2007 के अंत तक अलाभकारी आस्तियों में सकल कमी 4,594 करोड़ रुपए रुपए रही।

छ.3 अलाभकारी आस्तियों को कम करने के साथ-साथ वर्ष के दौरान बट्टे खाते में डाले गए 972 करोड़ रुपए के अग्रिमों की वसूली की गई।

छ.4 मानक आस्तियों का अलाभकारी आस्तियों की श्रेणी में 4,964 करोड़ रुपए के विसर्पण के परिणाम स्वरुप सकल अलाभकारी आस्ति के स्तर में केवल 370 करोड़ रुपए की मामूली वृद्धि हुई। तथापि, विशेष रूप से उल्लिखित खातों की पहचान कर भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुसार उनकी तत्काल समीक्षा की गई और त्वरित-शोध कार्रवाई करते हुए उनकी विशेष निगरानी की गई जिससे अलाभकारी आस्तियों के विसर्पण को रोका जा सका। कंपनी ऋण पुनर्गठन (सीडीआर) व्यवस्था तथा बैंक की अपनी योजना दोनों के अंतर्गत अपसामान्य मानक आस्तियों तथा व्यवहार्य अलाभकारी आस्तियों के पुनर्गठन को सर्वोच्च प्राथमिकता दी गई जिससे अनर्जक आस्तियों में नए परिवर्धन को रोका जा सका तथा अलाभकारी आस्तियों के वर्तमान स्तर को भी कम किया जा सका।

छ.5 31 मार्च 2007 तक की अवधि में 116 मामलों को पुनर्गठन हेतु सीडीआर के हवाले किया गया जिसमें बैंक का कुल निवेश 7,678 करोड़ रुपए है। इन मामलों में से 6,726 करोड़ रुपए के निवेश के 94 मामलों को अनुमोदित कर दिया गया जबकि 43 करोड़ निवेश के दो मामले प्रक्रियाधीन हैं।

छ.6 वर्ष के दौरान 123.45 करोड़ रुपए की मूल धन बकाया राशि की 110 वित्तीय आस्तियाँ जिनमें अलाभकारी-आस्तियों तथा वसूली खाते में अग्रिम (एयूसीए) शामिल है को अन्य बैंकों/एआरसीआइएल को बेचा गया है।

covered 6.49 million lives upto March 07 by selling its products through over 7000 branches of the State Bank Group , thereby earning the distinction of being the company with the highest number of lives covered, among private players. Gross premium income was over Rs. 2,929 crore for the period ended March 2007. SBI Life enjoys the unique distinction of being the private sector life insurance company in India to make profits for two consecutive years. SBI Life has made a net profit of Rs.3.83 crore during the financial year 2006-07 and total Assets Under Management of the Company stood at Rs.4,741 crore as on March 31, 2007.

F.8 SBI Funds Management (P) Ltd. (SBIFMPL)

SBIFMPL was judged "Mutual fund of the year" by CNBC/TV-18/CRISIL. SBI FMPL Equity Schemes won 11 awards during the year. The ranking of the AMC in terms of Assets Under Management remained at 7th position as on 31st March 2007.

SBIFMPL reported a total cashflow of Rs. 52,512 crore in the various schemes during the year. The total net assets of domestic funds under management are Rs. 16,873 crore. The company reported a net profit of Rs.29.78 crore after tax for the period ending March 2007 as against Rs. 18.64 crore for the previous year.

F.9 SBI Factors and Commercial Services Pvt. Ltd. (SBIFACTORS)

Asset level of the Company increased by 33% (from Rs.919.36 crore to Rs. 1,225.18 crore) and the number of clients increased by 48% (from 750 to 1106) during the year.

It recorded a growth of 56% (year-on-year) in total income and ended the year with a PBT of Rs. 20.36 crore as against Rs.15.80 crore last year and PAT of Rs. 13.10 crore, as against Rs. 10.67 crore last year.

G. ASSET QUALITY

NPA MANAGEMENT

G.1. The gross NPAs and net NPAs of the Bank have been brought down to 2.92 % and 1.56% as at end of March, 2007, from the previous year-end level of 3.61% and 1.88% respectively.

G.2. Cash recoveries of Rs. 1,940 crore and upgradation to standard assets to the tune of Rs. 1,257 crore were achieved during the year. The Gross reduction till the end of March 2007 was to the tune of Rs. 4,594 crore.

G.3. Apart from the reduction in NPAs, a cash recovery of Rs. 972 crore has been effected in written off accounts during the year.

G.4. Slippages of standard assets to NPA category to the tune of Rs. 4,964 crore resulted in marginal increase of Rs. 370 crore in the Gross NPA level. However, slippages were arrested by identification and monitoring of Special Mention Accounts as per the guidelines of RBI by prompt reviews and taking quick corrective action. Restructuring of impaired standard assets as well as viable non performing assets, both under CDR mechanism as well as under Bank's own scheme, were given top priority for arresting new additions and reducing the existing level of NPAs.

G.5. 116 cases were referred to CDR for restructuring till 31.03.2007 in which the Bank had an aggregate exposure of Rs. 7,678 crore. Out of these cases, 94 cases with an exposure of Rs. 6,726 crore were approved and two, with an exposure of Rs. 43 crore, were under process.

G.6. 110 Financial Assets including NPAs and AUCAs, involving principal outstanding of Rs. 123.45 crore had been sold to other banks / ARCIL during the year.



निवल अनर्जक परिसंपत्ति अनुपात
Net NPA Ratio
(%)
3
2
1
0
2.65
1.88
1.56
2004-05
2005-06
2006-07

ज. सूचना प्रौद्योगिकी (आइटी)

ज.1 सूचना-प्रौद्योगिकी : व्यवसाय और बाजार अंश के लिए उत्तरोत्तर बढ़ती प्रतिस्पर्धा का सामना करने, आंतरिक परिचालन में दक्षता प्राप्ति तथा ग्राहकों की अपेक्षाओं को पूरा करने के लिए बैंक रणनीतिक पहल के तहत महत्वाकांक्षी प्रोद्योगिकी-नीति का पालन कर रहा है। उपर्युक्त लक्ष्यों को ध्यान में रखते हुए विभिन्न कदम उठाए गए हैं। एटीएम परियोजना ऐसी ही पहल है - जिसके तहत एटीएम अब उपभोक्ता बिल, कालेज फीस का भुगतान, एयर टिकट की बुकिंग तथा दान-राशि स्वीकार करने जैसे कार्य करने हेतु सक्षम बनाए गए हैं। इसके अतिरिक्त, 13 और बैंकों के साथ एटीएम की द्विपक्षीय साझेदारी को बढ़ाया गया - जिसके अंतर्गत 15,700 एटीएम आते हैं। 682 रेलवे स्टेशनों पर एटीएम लगाने के लिए भारतीय-रेल-विभाग के साथ समझौता ज्ञापन हस्ताक्षर किया गया है।

ज.2 कोर बैंकिंग समाधान (सीबीएस) के अंतर्गत अबतक 7.20 करोड़ खाते और बैंक का 85% व्यवसाय आ चुका है। 22 देशों में स्थित 73 सभी विदेशो कार्यालयों में इन्टरनेट सुविधा के साथ कोष एवं कोर बैंकिंग समाधान (सीबीएस) के लिए फिनैकिल परियोजना का कार्यात्वयन किया जा चुका है। इसके अलावा, 4841 देशी शाखाओं में इंटरनेट बैंकिंग की सुविधा प्रदान की गई है। हमारे खुदरा बैंकिंग-ग्राहक इस सुविधा का उपयोग उपभोक्ता बिलों के भुगतान और रेल एवं एयर टिकट की बुकिंग के लिए कर रहे हैं।

ज.3 भुगतान प्रणाली समूह के आर टी जी कार्यान्वयन (4748 शाखाओं में) एन इ एफ टी (4690 शाखाओंमें) एम आइ सी आर चेक प्रक्रिया केन्द्रो की स्थापना (5 नए केन्द्र) तथा भारतीय स्टेट बैंक द्वारा प्रबंधित समाशोधन केन्द्रों (22 केन्द्र) को ई. सी. एस. सुविधा से लैश करने का श्रेय प्राप्त हैं।

ज. 4 अंतर्राष्ट्रीय स्तर पर सर्वश्रेष्ठ प्रथाओं के समकक्ष बैंक की सूचना - प्रौद्योगिकी ओर आइएस सुरक्षा नीति को कार्यान्वित किया गया है। बैंक के 'सेन्ट्रल डाटा सेन्टर' तथा डिसास्टर रिकवरी सेन्टर को 'आइएसओ/आइइसी-27001 : 2005 - काम्पलायन्ट' का प्रमाण पत्र प्राप्त हुआ है। यह प्रमाण पत्र सूचना-सुरक्षा-प्रबंधन-प्रणाली का अद्यतन अंतर्राष्ट्रीय मानक है।

ज. 5 एसबीआई कनेक्ट - बैंक की "वाइड एरिया नेटवर्क" योजना है - जो आंकडों, ध्वनि एवं दृश्य के संप्रेषण में समर्थ है। आंकड़ा, दृश्य और ध्वनि जैसे सभी प्रकार के संप्रेषण प्रयोगों के लिए अब एसबीआई कनेक्ट का प्रयोग किया जाएगा । भारतीय स्टेट बैंक की 5794 शाखाओं/कार्यालयों और सहयोगी बैंको की 4995 शाखाओं/कार्यालयों में एसबीआइ कनेक्ट परियोजना लागू की जा चुकी है।

	विविध परिचालन
झ.	जोखिम प्रबंधन और आंतरिक नियंत्रण
ञ.	प्रबंधन सूचना प्रणाली
ट.	संबद्ध सेवाएं

झ. जोखिम प्रबंधन एवं आंतरिक नियंत्रण

जोखिम अभिशासन संरचना

अंतर्राष्ट्रीय श्रेष्ठ कार्यप्रणाली स्तर की एक स्वतंत्र जोखिम अभिशासन संरचना बैंक में शुरू की गई है, यह दायित्वों को पृथक करने/जोखिम मापने की स्वतंत्रता, पर्यवेक्षण तथा बैंक के नियंत्रण कर्तव्यों के संदर्भ में है। ऋण, बाजार तथा प्रचालन-जोखिम का समन्वित प्रबंधन सुनिश्चित करने हेतु एक स्वतंत्र "मुख्य जोखिम अधिकारी" पद का सृजन किया गया है।

झ.1 ऋण जोखिम-प्रबंधन

बेसल II समझौते की अपेक्षाओं को पूरा करने के लिए कारपोरेट उधार- कर्ताओं के लिए विद्यमान 'ऋण जोखिम मूल्यांकन प्रणाली' की परिधि को व्यापक बनाया गया । गैर व्यापारिक और व्यापारिक दोनो ही क्षेत्रों के लिए 'ऋण जोखिम मूल्यांकन प्रणाली' के नए मॉडल तैयार किए गए। इन मॉडलों को बेसल II के 'एडवान्सड इंटरनल रेटिंग बेस्ड अप्रोच' के मानदंडो के अनुसार तैयार किया गया है।

झ.2.1 बाजार जोखिम-प्रबंधन

ब्याज दरों, मुद्रा विनिमय दरों तथा कमोडिटी मूल्यों में उतार चढ़ाव की प्रतिरक्षा एवं संतुलन के लिए बैंक ने प्रभावी उपकरण विकसित किए हैं।

झ.2.2 आस्ति-देयता प्रबंधन

बैंक की आस्ति देयता प्रबंधन समिति (एएलसीओ) अनवरत आधार पर, बैंक के लिए उपयुक्त प्रक्रिया और प्रणाली विकसित करने में सक्रिय है ताकि बैंक के तुलन-पत्र में संबंधित जोखिमों की पहचान हो सके और उन्हे विश्लेषित किया जा सके तथा इसके दक्ष-प्रबंधन हेतु मानदंड तैयार किए जा सकें। बाजार जोखिम-प्रबंधन के अंतर्गत महत्वपूर्ण कार्य जैसे चलनिधि जोखिम-प्रबंधन, ब्याज-दर जोखिम प्रबंधन, ब्याज दर दृष्टिकोण, आर्थिक-बाजार तथा प्रवृत्ति विश्लेषण, नीति निरुपण तथा तुलन-पत्र आकार शामिल हैं।

H. INFORMATION TECHNOLOGY:

H.1. The Bank is pursuing an aggressive IT policy as a strategic initiative to meet the growing competition for business and market share, achieve efficiency in internal operations, and meet customer expectations. With this end in view, several initiatives were undertaken, viz. ATM Project, where ATMs are now also enabled to pay utility bills, and college fees, book air-line tickets, accept donations etc. Further, bilateral sharing of ATMs was extended to thirteen banks, covering 15,700 ATMs, and an MOU has been signed with the Indian Railways for installing ATMs at 682 Railway Stations.

H.2. Core Banking Solution (CBS) presently covers 72 million accounts, and more than 85% of the bank's business. Finacle Project for Treasury and Core Banking Solution has been implemented at 73 foreign offices in 22 countries, alongwith Internet Banking at all foreign offices. Further, Internet Banking has been implemented at 4841 domestic branches, and used by retail banking customers for utility bill payment and booking of Rail and Air tickets.

H.3. Payment Systems Group is responsible for implementation of RTGS, (4748 branches) NEFT (4690 branches), setting up MICR Cheque Processing Centres (5 new) and adding ECS facility at Clearing Houses managed by SBI (22).

H.4. IT Policy and IS Security Policy have been implemented after being benchmarked against best global practices. The Bank's Central Data Centre and Disaster Recovery Centres were certified as ISO/IEC 27001:2005 Compliant, which is the new International Standard for Information Security Management Systems.

H.5. SBI Connect, the Wide Area Networking (WAN) project of the Bank, is capable of carrying data, voice and video. All Applications requiring connectivity now ride on the SBI CONNECT backbone, in addition to 5794 branches/ offices of SBI and 4995 branches/offices of Associate Banks being networked under the SBI Connect Project.

	Miscellaneous Operations
I	Risk Management & Internal controls
J	Management Information System
K	Allied Activities

I. RISK MANAGEMENT & INTERNAL CONTROLS

Risk Governance Structure:

An independent Risk Governance structure, in line with international best practices, has been put in place in the Bank. This is in the context of separation of duties/ independence of risk measurement, monitoring and control functions of the Bank. An independent position of 'Chief Risk Officer' has been created to ensure integrated risk management for credit, market and operational risks.

I.1 Credit Risk Management

The existing Credit Risk Assessment (CRA) system for the Corporate Borrowers has been enlarged to meet the requirements of the Basel II accord. New CRA Models for both Non-Trading and Trading sectors have been designed. These Models have been designed with a view to conform to the requirements of risk measurement as stipulated under the Advanced Internal Ratings Based (AIRB) approach of Basel II.

I.2.1 Market Risk Management

Bank has developed sensitive tools to hedge and minimize the risks arising out of movements in interest rates, currency exchange rates and commodity prices.

I.2.2 Asset Liability Management

The Asset Liability Management (ALCO) of the bank is engaged in evolving appropriate systems and procedures for ongoing identification and analysis of Balance Sheet risks and laying down parameters for efficient management of the same. Market Risk Management includes important tasks such as Liquidity Risk Management, Interest Rate Risk Management, Interest Rate Views, Economic, Market and Behavioral Analysis, Policy Formulation and Balance Sheet simulation, on an on-going basis.

झ.2.3 बेसल II का कार्यान्वयन

बैंक द्वारा वर्तमान अग्रवर्ती दृष्टिकोण की आवश्यकताओं को ध्यान में रखकर अपनी कार्यविधि एवं प्रणाली, तकनीकी क्षमताएँ, जोखिम निर्धारण, जोखिम अभिशासन संरचना आदि को लगातार अद्यतन तथा बेहतर किया जा रहा है । बैंक भारतीय रिजर्व बैंक के दिशा-निर्देशों को ध्यान में रखते हुए बेसल II की 'बेसिक एप्रोच' अंगीकार कर रहा है।

झ.3 परिचालन-जोखिम-प्रबंधन

बैंक में परिचालन जोखिम प्रबंधन समिति परिचालन जोखिमों और अपेक्षित नियंत्रण उपायों पर नजर रखती है तथा यह सुनिश्चित करती है कि बैंक के केंद्रीय बोर्ड द्वारा विधिवत् अनुमोदित परिचालन जोखिम प्रबंधन नीति लागू की गई है।

झ.4 देश संबंधी जोखिम और बैंक जोखिम

कई विदेशी वाणिज्यिक बैंकों पर उत्पादवार उपयुक्त बैंक निवेश जोखिम सीमाएं निर्धारित करके विवेकपूर्ण जोखिम प्रबंधन सुनिश्चित किया जा रहा है। साख पत्र, बैंक गारंटियों, विदेशी मुद्रा और मुद्रा बाजार गतिविधियों के लिए पर्याप्त मात्रा में 'काउंटर पार्टी बैंक लिमिट' की व्यवस्था रखी गई है। बैंकिंग योग्य प्रस्तावों को अनुमति प्रदान करने के लिए उन बैंकों के संबंध में, निवेश/ 'लाइन्स ऑफ क्रेडिट' की सीमाएँ निर्धारित की कई है, जिन्हे हम स्वीकार करते हैं।

भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार देश संबंधी निवेश सीमाओं की स्थापना हेतु एक संशोधित देश-संबंधित जोखिम प्रबंधन नीति लागू की गई और पूरे बैंक के लिए समग्र देश संबंधी जोखिम का नियमित आधार पर मूल्यांकन किया जाता है।

झ.5 आंतरिक नियंत्रण

झ.5.1 बैंक में अंतर्निहित आंतरिक नियंत्रण प्रणाली मौजूद हैं जिसके अंतर्गत प्रत्येक स्तर पर सुस्पष्ट जिम्मेदारियां निर्धारित की गई हैं । बैंक


भारतीय स्टेट बैंक और स्टेट बैंक समूह का निवल लाभ
Net Profit of SBI and State Bank Group
(बिलियन अमेरिकी डॉलर)
(USD bn.)
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
0.98
1.25
0.99
1.24
1.04
1.46
2004-05
2005-06
2006-07
भारतीय स्टेट बैंक SBI
स्टेट बैंक समूह SBG

के निरीक्षण एवं प्रबंधन लेखा-परीक्षा विभाग में बैंक कार्यकलाप के विभिन्न पहलुओं के लिए 3 स्तरीय लेखा परीक्षा अर्थात् निरीक्षण एवं लेखा-परीक्षा, ऋण लेखा-परीक्षा और प्रबंधन लेखा-परीक्षा की जाती है।

झ.5.1.1 निरीक्षण एवं लेखा-परीक्षा

भारतीय रिजर्व बैंक के निर्देशानुसार जोखिम-आधारित पर्यवेक्षण के पूरक के रूप में दिनांक 01.04.2003 को बैंक की लेखा-परीक्षा प्रणाली में 'जोखिम केंद्रित आंतरिक लेखा-परीक्षा' शुरु की गई है । सभी देशी शाखाओं को व्यवसाय स्वरूप और जोखिम-संभावना के आधार पर तीन समूहों में विभाजित किया गया है और इन्हें जोखिम केंद्रित आंतरिक लेखा-परीक्षा के दायरे में लाया गया है।

झ.5.1.2 ऋण-लेखा-परीक्षा

'ऋण-लेखा-परीक्षा' का उ-ेश्य 5 करोड़ रुपए और अधिक राशि के वाणिज्यिक ऋण-संविभाग की गुणवत्ता को निरंतर बढ़ाना है । ऋण-जोखिम पर अधिक ध्यान केंद्रित करने के लिए इसे 'जोखिम केंद्रित आंतरिक लेखा-परीक्षा' से जोड़ा गया है। इसके अंतर्गत चूक की संभावना की परीक्षा की जाती है, जोखिमों का पता लगाया जाता है और जोखिम कम करने के उपाय सुझाएँ जाते हैं ।

झ.5.1.3 प्रबंधन लेखा-परीक्षा

जोखिम-प्रबंधन में प्रक्रियाओं द्वारा प्रणालियों की प्रभावोत्पादकता पर विशेष ध्यान देने के लिए 'प्रबंधन-लेखा-परीक्षा' को नई दिशा दी गई है। वर्ष के दौरान छह मंडलों की जोखिम प्रबंधन लेखा-परीक्षा का कार्य पूरा किया गया।

झ.5.1.4 सतर्कता

बैंक का सतर्कता विभाग सतर्कता के 3 प्राथमिक पक्षों-निवारण, खोज और दंड का पर्यवेक्षण करता है। इसे विभिन्न माध्यमों यथा प्रशिक्षण पद्धति, ग्राहक शिक्षण, निरीक्षण तथा लेखा परीक्षा तथा उपयुक्त प्रोत्साहन योजनाओं के माध्यम से हासिल किया जाता है।

ञ. प्रबंधन सूचना प्रणाली (एमआइएस)

बैंक में प्रबंधन सूचना प्रणाली को निरंतर परिस्कृत किया जा रहा है ताकि सूचना की निरंतर बढ़ती मांग को पूरा किया जा सके । इसके अंतर्गत डाटा वेयर हाऊसिंग प्रोजेक्ट एक बड़ी पहल है।

ट. संबंद्ध सेवाएं

ट.1 ग्राहक सेवा :

ग्राहक सेवा में उत्तरोत्तर सुधार के लिए कई नये कदम उठाये गए । इनके अंतर्गत मंडल-प्रबंधन के साथ 'ओपन-हाउस' या 'टाउन हॉल' में

I. 2.3 BASEL II Implementation

While the Bank is updating/ fine-tuning Systems & Procedures, Technology capabilities, Risk Assessment, Risk Governance Structure etc., to meet the requirement of the Advanced Approaches, for the present, the Bank proposes to migrate to Basle II with the Basic Approaches, in line with RBI Guidelines.

I.3 Operational Risk Management

The Operational Risk Management Committee in the Bank oversees the Operational Risks and ensures that the requisite control measures are in place, in line with the operational risk management policy of the Bank.

I.4 Country Risk & Bank Exposure

Prudent exposure risk management is being ensured by setting up appropriate bank exposure limits – product-wise, on a large number of Foreign Commercial Banks. Substantial counterparty bank limits for handling letters of credit, bank guarantees, forex and money market activities are in place. Limits are also set up for Investment/ Lines of Credit related exposures on acceptable banks, in order to clear bankable propositions.

The Country Risk Management Policy, in line with RBI guidelines for setting up country exposure limits, is in place, and the overall country risk for the Bank as a whole is monitored on a regular basis.

I.5 Internal Controls

I.5.1 The Bank has an in-built internal control system with well-defined responsibilities at each level. The Inspection & Management Audit Department of the Bank carries out 3 streams of audit, viz. Inspection and Audit, Credit Audit and Management Audit, covering different facets of the Bank's activities.

I.5.1.1 Inspection and Audit

Risk Focused Internal Audit (RFIA), an adjunct to risk based supervision, as per RBI directives, was introduced in the Bank's audit system on 01.04.2003. All domestic Branches have been segregated into 3 groups on the basis of business profile and risk exposures, and are being subjected to RFIA.

I.5.1.2 Credit Audit

Credit Audit aims at achieving continuous improvement in the quality of the Commercial Credit portfolio with exposures of Rs.5 crore and above. Duly aligned with Risk Focussed Internal Audit, it examines the probability of default, identifies risks and suggests risk mitigation measures.

I.5.1.3 Management Audit

Management audit has been reoriented to focus on the effectiveness of risk management in processes and procedures. Management Audit of six Circles was taken up and completed during the current year.

I.5.1.4 Vigilance

Vigilance Department of the Bank oversees 3 primary aspects of vigilance: Preventive, Detective and Punitive. This is achieved through various means, i.e through linkages with the training system, customer education, Inspection & Audit Department, as well as suitable incentive schemes.

J. MANAGEMENT INFORMATION SYSTEM (MIS)

MIS in the Bank is being constantly assessed, upgraded and fine tuned to cater to the growing information reqirements, of which the Data Warehousing Project is a major initiative.

K. ALLIED ACTIVITIES

K.1 Customer Service:

A number of initiatives were launched to intensify focus on customer service. These include conducting



प्रति कर्मचारी व्यवसाय
Business per Employee
(₹. Rs. 000)
40000
35000
30000
25000
20000
15000
10000
5000
0
24308
29923
35700
2004-05
2005-06
2006-07

ग्राहकों हेतु बैठके आयोजित की गई. हमारे काउंटर निर्धारित समय से पहले खुल जाए इसे तथा ग्राहक सेवा के आधार-भूत नियमों को सुनिश्चित करने के लिए 'ऑपरेशन समय' अभियान को शुरू किया गया। 'ओपन-हाउस-बैठकों' में ग्राहक को नि:संकोच और ईमानदारी पूर्वक प्रतिक्रिया व्यक्त करने के लिए प्रेरित एवं प्रोत्साहित किया गया।

बैंक ने सितंबर 2006 में 'बैंकिंग कोड एण्ड स्टैन्डर्ड बोर्ड ऑफ इंडिया' (बीसीएसबीआई) की सदस्यता ग्रहण की और इस प्रकार बैंक ने बीसीएसबीआई के ग्राहकों के प्रति 'फेअर प्रॅक्टिस कोड' के अपनी शाखाओं में कार्यान्वियन के प्रति अपनी प्रतिबद्धता को रेखांकित किया। इसके अतिरिक्त बैंक ने सभी मंडलों में कोड-अनुपालन अधिकारियों की भी नियुक्ति की है।

बैंक सिर्फ ग्राहक-शिकायत-निवारण को ही महत्व नही देता बल्कि वह प्रणालीगत / दृष्टिकोणगत मु-ों को भी रेखांकित करता है जिसके अंतर्गत एक ही प्रकार की शिकायतों की पुनरावृत्ति होने पर इन्हे तत्परता पूर्वक सुधारने के लिए निवारक कदम भी उठाता है।

ट.2. सामुदायिक सेवाएं बैंकिंग

बैंक अपने सामान्य बैंकिंग परिचालनों के अलावा एक जिम्मेदार एवं संवेदनशील कारपोरेट नागरिक के रूप में अपने लाभ के कुछ भाग का पुनर्निवेश समाज के निर्धन, उपेक्षित, कमजोर और निचले वर्गों का जीवन-स्तर बेहतर बनाने से संबंधित समाज-कल्याण की विभिन्न परियोजनाओं हेतु करता है.

	विविध
ठ	कारपोरेट संप्रेषण तथा परिवर्तन
ड	संगठनात्मक योजना
ढ	सूचना का अधिकार अधिनियम (आरटीआइ अधिनियम 2005)
ण	मानव संसाधन प्रबंधन
त	राजभाषा

ठ. कारपोरेट संप्रेषण तथा परिवर्तन

तेजी से बदलते परिवेश और प्रतिस्पर्धा में आगे रहने के लिए बैंक ने एक व्यापक कायाकल्प कार्यक्रम की शुरुवात की है। जनता, ग्राहकों तथा कर्मचारियों को केंद्रित करते हुए परस्पर भागीदारी पर आधारित एक साझा संस्कृति विकसित की जा रही है जिसका लक्ष्य ग्राहक सेवा को सर्वोत्तम बनाना है। विभिन्न परिवर्तनों तथा नई पहलों की निगरानी करने हेतु कारपोरेट केंद्र में एक नए विभाग "कारपोरेट संप्रेषण तथा परिवर्तन" की स्थापना की गई।

ड. संगठनात्मक योजना - बैंक के वरिष्ठ पदों में परिवर्तन:

व्यवसाय में वृद्धि के लिए जिन बाजार खंडों के सतत निगरानी की आवश्यकता है उन खंडों पर विशेष रूप से ध्यान केन्द्रित करने के लिए नई पहल के तहत वरिष्ठ पदों का सृजन किया गया। इस पहल के तहत उप प्रबंध निदेशक तथा समूह कार्यपालक (ग्रामीण तथा कृषि व्यवसाय) उप प्रबंध निदेशक (ट्रेजरी एण्ड मार्केट), उप प्रबंध निदेशक (कारपोरेट कार्यनीति और नए व्यवसाय), महाप्रबंधक (कारपोरेट संप्रेषण तथा परिवर्तन) एवं महाप्रबंधक (सुपर सर्कल ऑफ एक्सिलेंस) के पद सृजित किए गए।

बेसल II के प्रथम चरण के कार्यान्वयन के अनुपालन को सुनिश्चित करने के लिए कारपोरेट केंद्र में नए पदों के साथ एक नए जोखिम प्रबंधन संरचना की स्थापना की गई।

ढ. सूचना का अधिकार अधिनियम 2005 (आर टी आइ अधिनियम 2005)

'सूचना का अधिकार अधिनियम 2005' के अंतर्गत प्राप्त होने वाले विभिन्न आवेदनों पर विचार करने हेतु बैंक द्वारा सुव्यवस्थित संरचना तैयार की गई है। सभी शाखा प्रमुखों (सीएजी को छोडकर) आंचलिक कार्यालयों/स्थानीय प्रधान कार्यालयों में कार्यालय प्रशासन के विभागाध्यक्षों तथा कारपोरेट केंद्र में सहायक महाप्रबंधक (आरटीआइ) को एसीपीआइओ पदनामित किया गया है। स्थानीय प्रधान कार्यालयों में नेटवर्क के महाप्रबंधको, सीएजी शाखाओं के प्रमुखों, मिड कार्पोरेट के महाप्रबंधको, कारपोरेट केंद्र में महाप्रबंधक (एसएएमजी) और महाप्रबंधक (राजभाषा एवं कारपोरेट सेवाएं) को सीपीआइओ के रुप में पदनामित किया गया है। मुख्य महाप्रबंधक (बैंकिंग परिचालन) को अधिनियम के अंतर्गत अपील-प्राधिकारी पदनामित किया गया है । कारपोरेट केंद्र में एक विशेष 'सूचना का अधिकार अधिनियम कक्ष' (आर टी आइ सेल) की स्थापना इस अधिनियम के अंतर्गत आने वाले विभिन्न मामलों के समन्वय हेतु किया गया है।

ण. मानव संसाधन प्रबंधन (एचआरएम)

ण.1 एचआरएमएस परियोजना

प्रौद्योगिकी-उन्नयन-अभियान का लाभ उठाने हेतु बैंक अपनी मानव संसाधन प्रक्रिया को इस समग्र उद्देश्य से स्वचालित करना चाहता है जिससे परिचालन में दक्षता प्राप्त की जा सके एवं मानव संसाधन प्रक्रिया को व्यवसायिक उ-ेश्यों के साथ समन्वित किया जा सके। अत: एचआरएमएस समाधान कार्यान्वित किया जा रहा है जो मजदूरी और वेतन भुगतान, निष्पादन

of Open House or Town Hall Customer Meets with participation by Circle Management; 'Operation Samay' at branches to ensure that counters open for business before time and drawing up of ground rules for customer service for operating staff. Customers were encouraged to provide frank and honest feedback on services at Open House Meets.

The Bank became a member of the Banking Codes and Standards Board of India (BCSBI) in September 2006. The Bank has thereby adopted the BCSBI's Code of Bank's Commitments to Customers as the Fair Practice Code for implementation at all its branches. The Bank has also appointed Code Compliance Officers at all its Local Head Offices.

The Bank places importance not only to redress customer grievances but also in identifying systemic/attitudinal issues, if any, that lead to a high frequency of complaints in particular areas and in rectifying them.

K.2 Community Services Banking

Apart from the normal Banking operations, the Bank, as a responsible and responsive corporate citizen, seeks to reinvest part of its profit in various community welfare projects to improve the quality of the life of the poor, neglected, weaker and downtrodden sections of society.

	Miscellaneous
L	Corporate Communication & Change
M	Organisational Planning
N	Right to Information Act (RTI Act 2005)
O	Human Resources Management
P	Official Language

L. CORPORATE COMMUNICATION & CHANGE

The Bank has launched a massive Transformation Exercise in order to be competitive in the fast changing environment. An inclusive Culture, focussing on People – Customer and Staff – is being ushered in, with the aim of becoming the Best in Customer Service. A new department – Corporate Communication & Change, has been created at Corporate Centre to monitor and drive the various change initiatives.

M. ORGANISATIONAL PLANNING – CHANGES IN SENIOR POSITIONS IN THE BANK

New senior positions were created during the year, i.e., Deputy Managing Director & Group Executive (Rural & Agri. Business), Deputy Managing Director & Group Executive (Treasury & Markets), Deputy Managing Director (Corporate Strategy & New Businesses), General Manager (Corporate Communication & Change) and General Manager (Super Circle of Excellence), as part of new initiatives for focusing on market segments, that need ongoing monitoring of the growth in business.

A new Risk Management structure with new positions, has been put in place at Corporate Centre, to enable the Bank to comply with the first phase of implementation of Basel II.

N. RIGHT TO INFORMATION ACT 2005 (RTI ACT 2005)

Structure has been put in place for handling requests and appeals under the RTI Act 2005. All Branch Heads (excepts CAG), all Heads of OAD at ZOs/LHOs and AGM (RTI) at corporate centres have been designated as ACPIOs. General Managers of Networks at Local Head Offices; Branch Heads of CAG; General Managers of Mid Corporate-Region; General Manager (SAMG) at Corporate Centre and General Manager (OL & CS) have been designated as CPIOs. The Chief General Manager (BO) has been designated as Appellate Authority under the Act. An exclusive 'RTI Cell', has been created in Corporate Centre, to handle and co-ordinate various issues under the Act.

O. HUMAN RESOURCES MANAGEMENT (HRM)

O.1 HRMS Project

To derive the benefits of the technology up-gradation drive, the Bank has put in place its HR processes with the overall objective of gaining efficiency in its operations, and aligning the HR processes with business objectives. Thus HRM solution which is in the process of implementation would handle all aspects of HRM, including payment of wages and salaries, performance management, training management, leave

उत्तरदायित्व विवरण :

निदेशक-बोर्ड एतद्द्वारा उल्लेख करता है कि :

1. वार्षिक लेखे तैयार करते समय लेखा मानकों का समुचित अनुपालन किया गया है और उससे विचलन की स्थिति में समुचित स्पष्टीकरण दिया गया है ;
2. उन्होंने ऐसी लेखा नीतियों का चयन एवं निरंतर प्रयोग किया है और ऐसे निर्णय लिए हैं और प्राक्कलन किए हैं, जो 31 मार्च 2007 को बैंक के कार्यकलाप और उक्त दिनांक को समाप्त वर्ष हेतु बैंक के लाभ या हानि की सही एवं निष्पक्ष स्थिति दर्शाने के लिए पर्याप्त एवं विवेकसम्मत हैं :
3. उन्होंने बैंक की आस्तियों की रक्षा करने तथा धोखाधड़ी एवं अन्य अनियमितताएं रोकने और इनका पता लगाने के लिए बैंककारी विनियमन अधिनियम 1949 और भारतीय स्टेट बैंक अधिनियम 1955 के प्रावधानों के अनुसार पर्याप्त लेखा रिकार्ड अनुरक्षित करने हेतु समुचित एवं पर्याप्त ध्यान रखा है, और
4. उन्होंने वार्षिक लेखों को वर्तमान और भावी सतत् अपेक्षाओं के अनुसार तैयार किया है।

आभार :

31 मई 2006 को श्री ए.के. पुरवार, अध्यक्ष, अधिवर्षिता आयु प्राप्त करने पर सेवामुक्त किए गए। वर्ष के दौरान श्री अशोक झा, बैंक के निदेशक-मंडल के नामित निदेशक को भारत सरकार द्वारा वित्त सचिव के पद पर प्रतिष्ठित किए जाने के परिणामस्वरूप श्री विनोद राय, सचिव (वित्तीय क्षेत्र) को श्री झा के स्थान पर निदेशक मंडल में नामांकित किया गया।

निदेशक-मंडल श्री ए.के.पुरवार तथा श्री झा के योगदान के प्रति आभार एवं प्रशंसा व्यक्त करता है।

भारतीय रिजर्व बैंक, सेबी, आइआरडीए, भारत सरकार तथा अन्य सरकारी एवं विनियामक एजेंसियों से प्राप्त मार्गदर्शन एवं सहयोग के लिए निदेशक मंडल इन सबके प्रति अपनी कृतज्ञता व्यक्त करता है।

निदेशक-मंडल अपने ग्राहकों, शेयरधारकों, बैंकों और वित्तीय संस्थाओं, स्टाक एक्सचेंजों, रेटिंग एजेंसियों तथा अन्य जोखिमधारकों को उनके संरक्षण एवं सहयोग के लिए धन्यवाद देता है तथा इस अवसर का लाभ उठाते हुए अपने समर्पित एवं प्रतिबद्ध कर्मचारियों की सराहना करता है।

केंद्रीय निदेशक बोर्ड के लिए और उनकी ओर से

ओ पी भट्ट

12 मई, 2007

अध्यक्ष

of Open House or Town Hall Customer Meets with participation by Circle Management; 'Operation Samay' at branches to ensure that counters open for business before time and drawing up of ground rules for customer service for operating staff. Customers were encouraged to provide frank and honest feedback on services at Open House Meets.

The Bank became a member of the Banking Codes and Standards Board of India (BCSBI) in September 2006. The Bank has thereby adopted the BCSBI's Code of Bank's Commitments to Customers as the Fair Practice Code for implementation at all its branches. The Bank has also appointed Code Compliance Officers at all its Local Head Offices.

The Bank places importance not only to redress customer grievances but also in identifying systemic/attitudinal issues, if any, that lead to a high frequency of complaints in particular areas and in rectifying them.

K.2 Community Services Banking

Apart from the normal Banking operations, the Bank, as a responsible and responsive corporate citizen, seeks to reinvest part of its profit in various community welfare projects to improve the quality of the life of the poor, neglected, weaker and downtrodden sections of society.

	Miscellaneous
L	Corporate Communication & Change
M	Organisational Planning
N	Right to Information Act (RTI Act 2005)
O	Human Resources Management
P	Official Language

L. CORPORATE COMMUNICATION & CHANGE

The Bank has launched a massive Transformation Exercise in order to be competitive in the fast changing environment. An inclusive Culture, focussing on People – Customer and Staff – is being ushered in, with the aim of becoming the Best in Customer Service. A new department – Corporate Communication & Change, has been created at Corporate Centre to monitor and drive the various change initiatives.

M. ORGANISATIONAL PLANNING – CHANGES IN SENIOR POSITIONS IN THE BANK

New senior positions were created during the year, i.e., Deputy Managing Director & Group Executive (Rural & Agri. Business), Deputy Managing Director & Group Executive (Treasury & Markets), Deputy Managing Director (Corporate Strategy & New Businesses), General Manager (Corporate Communication & Change) and General Manager (Super Circle of Excellence), as part of new initiatives for focusing on market segments, that need ongoing monitoring of the growth in business.

A new Risk Management structure with new positions, has been put in place at Corporate Centre, to enable the Bank to comply with the first phase of implementation of Basel II.

N. RIGHT TO INFORMATION ACT 2005 (RTI ACT 2005)

Structure has been put in place for handling requests and appeals under the RTI Act 2005. All Branch Heads (excepts CAG), all Heads of OAD at ZOs/LHOs and AGM (RTI) at corporate centres have been designated as ACPIOs. General Managers of Networks at Local Head Offices; Branch Heads of CAG; General Managers of Mid Corporate-Region; General Manager (SAMG) at Corporate Centre and General Manager (OL & CS) have been designated as CPIOs. The Chief General Manager (BO) has been designated as Appellate Authority under the Act. An exclusive 'RTI Cell', has been created in Corporate Centre, to handle and co-ordinate various issues under the Act.

O. HUMAN RESOURCES MANAGEMENT (HRM)

O.1 HRMS Project

To derive the benefits of the technology up-gradation drive, the Bank has put in place its HR processes with the overall objective of gaining efficiency in its operations, and aligning the HR processes with business objectives. Thus HRM solution which is in the process of implementation would handle all aspects of HRM, including payment of wages and salaries, performance management, training management, leave

प्रबंधन, प्रशिक्षण प्रबंधन, अवकाश प्रबंधन सहित मानव संसाधन विकास के सभी पक्षों को सुचारू रूप से संभालने में सक्षम होगा। इस उ-े्श्य के लिए बैंक ने 'एसएपी-इआरपी-एचआरएमएस नामक समाधान' को पूरे स्टेट बैंक समूह में कार्यान्वित करने का निर्णय लिया है।

ण.2 कार्मिक प्रबंधन

इसके अंतर्गत कुछ महत्वपूर्ण कार्य/कदम उठाए गए जो निम्नानुसार हैं:

(क) अधिकारियों के लिए एक्जिट विकल्प योजना को हटा लिया गया है तथा दिनांक 01.11.2006 से प्रभावी रूप से स्थगित कर दिया गया है।

(ख) बैंक के कार्यपालक जिनके विरुद्ध लोगों/बाहरी अभिकरणों द्वारा गलत और दुर्भावनापूर्ण शिकायतें दर्ज की गई है को विधिक तथा वित्तीय सहायता प्रदान करने के लिए एक योजना आरंभ की गई।

(ग) चालू वर्ष के दौरान 1.11.2002 को या उसके पश्चात् सेवा-निवृत्त होने वाले कर्मचारियों के पेंशन को संशोधित किया गया।

ण.3 व्यवसाय प्रक्रिया पुनर्विन्यास (बीपीआर)

प्रमुख व्यवसायिक क्षेत्रों में बैंक के निष्पादन को बेहतर बनाने तथा सेवा की गुणवत्ता में और अधिक सुधार लाने के लिए व्यवसाय प्रक्रिया पुनर्विन्यास परियोजना, व्यवसाय-प्रक्रिया की पुनर्संरचना कर रहा है ताकि कोर बैंकिंग समाधान सशक्त हो सके।

ण.4 औद्योगिक संबंध

प्रत्येक दिन सुबह और शाम नकदी निकालने व वापस रखने में होनेवाले विलंब को रोकने के लिए शाखा में 'रोकड़ रख-रखाव व्यवस्था' प्रारंभ की गई है।

ण.5 नियुक्तियाँ :

कृषि ओर संबद्ध गतिविधिओं पर विशेष ध्यान देने के लिए बैंक ने विपणन एवं वसूली अधिकारियों (खेती-क्षेत्र) की नियुक्ति की है।

ण.6.1 स्टाफ संख्या

31 मार्च 2007 को बैंक में कुल 1,85,388 कर्मचारी थे। इनमें से 29.99% अधिकारी 43.73 % लिपिकीय कर्मचारी और शेष 26.28% अधीनस्थ कर्मचारी थे।

ण.6.2 विकलांग व्यक्ति अधिनियम (पीडब्ल्युडी) 1995 का कार्यान्वयन:

बैंक विकलांग व्यक्तियों के लिए भारत सरकार के दिशा निर्देशों तथा 'विकलांग व्यक्ति अधिनियम 1995' के धारा 33 के तहत विकलांगों को आरक्षण उपलब्ध कराता है। 31.03.2007 तक 1179 विकलांग व्यक्तियों को बैंक में नियुक्त किया गया है।

श्रेणी	कुल संख्या	विकलांग कर्मचारियों की संख्या
अधिकारी	55599	290
लिपिक	81080	635
अधीनस्थ	48709	254
कुल	185388	1179

ण.7. अनुसूचित जातियों और अनुसूचित जनजातियों का प्रतिनिधित्व

31 मार्च 2007 को बैंक की कुल स्टाफ-संख्या में अनुसूचित जाति के सदस्यों की कुल संख्या 34,909 (18.83%) तथा अनुसूचित जनजाति के सदस्यों की संख्या 11,527 (6.22%) थी।

अनुसूचित जातियों और अनुसूचित जनजातियों के कर्मचारियों की शिकायतों के प्रभावी निराकरण के लिए, बैंक के सभी प्रशासनिक कार्यालयों में संपर्क अधिकारी पदनामित किए गए हैं। कारपोरेट केंद्र, स्थानीय प्रधान कार्यालयों और आंचलिक कार्यालयों में बैंक के वरिष्ठ अधिकारी, अनुसूचित जाति और अनुसूचित जनजाति कल्याण महासंघ और अनुसूचित जाति और अनुसूचित जनजाति कल्याण संघ के प्रतिनिधियों से आवधिक अंतरालों पर नियमित बैठकें करते हैं।

त. राजभाषा

बैंक की तिमाही हिंदी गृह पत्रिका "प्रयास" को वर्ष 2005-06 के लिए भारतीय रिज़र्व बैंक द्वारा लगातार तीसरी बार सार्वजनिक बैंकों/वित्तीय संस्थाओं में सर्वश्रेष्ठ हिंदी गृह पत्रिकाओं की प्रतियोगिता में प्रथम पुरस्कार प्रदान किय गया।

बैंक के एटीएम में हिंदी और अंग्रेजी के साथ-साथ क्षेत्रीय भाषाओं में लेन-देन करने की सुविधा उपलब्ध है। बैंक का एटीएम कार्ड भी द्विभाषी रूप में जारी किया जा रहा है। बैंकिंग तथा वित्त से संबंधित समाचार तथा पत्रों के हिंदी प्रारूप जिसका प्रयोग बार-बार किया जाता है, हिंदी में सामान्य टिप्पण, बैंकिंग तथा वित्तीय शब्दावली के हिंदी रूपांतर, हिंदी शिक्षण और प्रशिक्षण सामग्री इत्यादि को अब बैंक ने इंट्रानेट ''एसबीआइ टाईम्स'' पर उपलब्ध करा दिया गया है जिससे बैंक में हिंदी के प्रयोग में वृद्धि हुई है। बैंक मास्टर शाखाओं में हिंदी में रिपोर्ट मुद्रित करने की सुविधा भी उपलब्ध है।

administration etc. For this purpose, Bank has selected SAP-ERP-HRMS solution for implementation across the State Bank Group.

O.2 Personnel Management

A few of the important developments/ initiatives taken were as under:-

a) The Exit Option scheme for the officers has been withdrawn and kept in abeyance w.e.f. 01.11.2006.

b) Introduced a scheme for extending legal and financial support to the Executives of the Bank against whom motivated false complaints have been made by people/ agencies outside the Bank.

c) Pension for the employees retiring on or after 1.11.2002 was revised in the current year.

O.3 Business Process Re-engineering (BPR)

BPR Project is redesigning business processes to leverage the Core Banking Platform to improve the Bank's performance in key business areas and also quality of service.

O.4 Industrial Relations

In order to avoid delays on account of handing over/ taking over of cash every day in the morning and evening, In-Branch Cash Handling system has been introduced.

O.5 Recruitment

The Bank has recruited Marketing & Recovery Officers (Farm Sector) for special thrust on marketing of Agrinculture and Allied Activities.

O.6.1 Staff Strength

The Bank had a total staff strength of 1,85,388 on the 31st March, 2007. Of this, 29.99% are officers, 43.73% clerical staff and the remaining 26.28% were sub-staff.

O.6.2 Implementation of Persons with disabilities (PWD) Act 1995

Our Bank provides reservation to persons with disabilities (PWDs) as per the guidelines of the Government of India and section 33 of the PWD Act 1995. The total number of persons with disabilities who were employed as on 31.03.2007 was 1179.

Category	Total strength	No. of persons with Disabilities
Officers	55599	290
Clerical	81080	635
Sub-staff	48709	254
Total	185388	1179

O.7 Representation of Scheduled Castes and Scheduled Tribes

As on the 31st March, 2007, 34,909 (18.83%) of the Bank's total staff strength, belonged to Scheduled Caste and 11,527 (6.22%) belonged to Scheduled Tribes.

In order to effectively redress the grievances of the SC/ST employees, Liaison Officers have been designated at all administrative offices of the Bank. Senior officials of the Bank hold regular meetings at periodic intervals with the representatives of SC/ST Welfare Federation and SC/ST Welfare Association at Corporate Centre, LHOs and Zonal Offices.

P. OFFICIAL LANGUAGE

Bank's In-House Hindi magazine "Prayas" has once again bagged 1st Prize for the year 2005-06 among the In-House Hindi magazine competition for Public sector Banks/ Financial Institutions conducted by RBI, for the third consecutive year.

Facility for transacting on Bank's ATMs in respective regional languages, Hindi and English is available. Bank's ATM Card is also issued in bilingual format. News related to banking and finance and templates of letters and forms of repetitive nature in Hindi, general noting in Hindi, Hindi equivalents of new terms of banking and finance, Hindi teaching and training material are now available on Bank's intranet "SBI Times", which is helping in increased usage of Hindi in the Bank. A software enabling printing of reports in Hindi in Bank Master branches is now available.

उत्तरदायित्व विवरण :

निदेशक-बोर्ड एतद्द्वारा उल्लेख करता है कि :

1. वार्षिक लेखे तैयार करते समय लेखा मानकों का समुचित अनुपालन किया गया है और उससे विचलन की स्थिति में समुचित स्पष्टीकरण दिया गया है ;

2. उन्होंने ऐसी लेखा नीतियों का चयन एवं निरंतर प्रयोग किया है और ऐसे निर्णय लिए हैं और प्राक्कलन किए हैं, जो 31 मार्च 2007 को बैंक के कार्यकलाप और उक्त दिनांक को समाप्त वर्ष हेतु बैंक के लाभ या हानि की सही एवं निष्पक्ष स्थिति दर्शाने के लिए पर्याप्त एवं विवेकसम्मत हैं :

3. उन्होंने बैंक की आस्तियों की रक्षा करने तथा धोखाधड़ी एवं अन्य अनियमितताएं रोकने और इनका पता लगाने के लिए बैंककारी विनियमन अधिनियम 1949 और भारतीय स्टेट बैंक अधिनियम 1955 के प्रावधानों के अनुसार पर्याप्त लेखा रिकार्ड अनुरक्षित करने हेतु समुचित एवं पर्याप्त ध्यान रखा है, और

4. उन्होंने वार्षिक लेखों को वर्तमान और भावी सतत् अपेक्षाओं के अनुसार तैयार किया है।

आभार :

31 मई 2006 को श्री ए.के. पुरवार, अध्यक्ष, अधिवर्षिता आयु प्राप्त करने पर सेवामुक्त किए गए। वर्ष के दौरान श्री अशोक झा, बैंक के निदेशक-मंडल के नामित निदेशक को भारत सरकार द्वारा वित्त सचिव के पद पर प्रतिष्ठित किए जाने के परिणामस्वरूप श्री विनोद राय, सचिव (वित्तीय क्षेत्र) को श्री झा के स्थान पर निदेशक मंडल में नामांकित किया गया।

निदेशक-मंडल श्री ए.के.पुरवार तथा श्री झा के योगदान के प्रति आभार एवं प्रशंसा व्यक्त करता है।

भारतीय रिजर्व बैंक, सेबी, आइआरडीए, भारत सरकार तथा अन्य सरकारी एवं विनियामक एजेंसियों से प्राप्त मार्गदर्शन एवं सहयोग के लिए निदेशक मंडल इन सबके प्रति अपनी कृतज्ञता व्यक्त करता है।

निदेशक-मंडल अपने ग्राहकों, शेयरधारकों, बैंकों और वित्तीय संस्थाओं, स्टाक एक्सचेंजों, रेटिंग एजेंसियों तथा अन्य जोखिमधारकों को उनके संरक्षण एवं सहयोग के लिए धन्यवाद देता है तथा इस अवसर का लाभ उठाते हुए अपने समर्पित एवं प्रतिबद्ध कर्मचारियों की सराहना करता है।

केंद्रीय निदेशक बोर्ड के लिए और उनकी ओर से

ओ पी भट्ट

12 मई, 2007

अध्यक्ष

Responsibility Statement

The Board of Directors hereby states :

i. that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii. that they have selected such accounting policies and applied them consistently and made judgments and estimates as are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank as on the 31st March 2007, and of the profit or loss of the Bank for the year ended on that date;

iii. that they have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Banking Regulation Act, 1949 and State Bank of India Act, 1955 for safeguarding the assets of the Bank and preventing and detecting frauds and other irregularities; and

iv. that they have prepared the annual accounts on a going concern basis.

Acknowledgement

During the year, Shri A.K. Purwar, Chairman, laid down office on 31st May 2006, consequent upon his attaining the age of superannuation. Further, consequent upon the elevation of Shri Ashok Jha, GOI Nominee Director on the Bank's Board, as Finance Secretary, Shri Vinod Rai, Secretary (Financial Sector) was nominated to the Board vice Shri Jha.

The Directors place on record their appreciation of the contributions made by Shri Purwar and Shri Jha to the deliberations of the Board.

The Directors express their gratitude for the guidance and co-operation received from the Government of India, RBI, SEBI, IRDA, and other government and regulatory agencies.

The Directors also thank all the valued clients, shareholders, banks, and financial institutions, stock exchanges, rating agencies and other stakeholders for their patronage and support, and take this opportunity to express their appreciation of the dedicated and committed team of employees of the Bank.

For and on behalf of the
Central Board of Directors

O.P. Bhatt
Chairman

Date: 12th May, 2007

कारपोरेट अभिशासन

अभिशासन-कोड के प्रति बैंक का दृष्टिकोण

भारतीय स्टेट बैंक कारपोरेट अभिशासन के क्षेत्र में 'सर्वश्रेष्ठ प्रथा' के प्रति मनसा, वाचा और कर्मणा प्रतिबद्ध है। बैंक का यह दृढ़ अभिमत है कि कारपोरेट अभिशासन कानूनी और विनियामक अपेक्षाओं को पूरा करने के अतिरिक्त और भी बहुत कुछ है । उपयुक्त कारपोरेट अभिशासन से व्यवसाय के प्रभावी प्रबंधन और नियंत्रण में सुविधा होती है जिससे श्रेष्ठतम व्यवसाय-नैतिकता का सृजन होता है जो हितधारकों को इष्टतम परिणाम प्रदान करता है। संक्षेप में इसके उद्देश्य निम्न हैं :

- शेयरधारकों की पूँजी में वृद्धि करना ।
- ग्राहकों, कर्मचारियों तथा समग्र समाज के साथ-साथ शेयरधारकों तथा अन्य हितधारकों के हितों की रक्षा करना ।
- संप्रेषण में पारदर्शिता और ईमानदारी सुनिश्चित करना तथा सभी संबंधित पक्षों को संपूर्ण, सही और स्पष्ट सूचना उपलब्ध कराना ।
- निष्पादन संबंधी उत्तरदायित्व सुनिश्चित करना तथा सभी स्तरों पर उत्कृष्टता हासिल करना ।
- ऐसा सर्वश्रेष्ठ गुणवत्तापूर्ण कारपोरेट नेतृत्व प्रदान करना जो दूसरों के लिए अनुकरणीय हो ।

बैंक निम्नलिखित बातों के लिए प्रतिबद्ध है :

- यह सुनिश्चित करना कि बैंक का निदेशक बोर्ड नियमित बैठकें करे, प्रभावी नेतृत्व प्रदान करे, प्रबंधन पर नियंत्रण रखें तथा कार्यपालकों के निष्पादन की निगरानी करे।
- कार्यनीतिक नियंत्रण की रूपरेखा स्थापित करना तथा इसकी प्रभावोत्पादकता की निरंतर समीक्षा करना ।
- नीति-विकास, कार्यान्वयन एवं समीक्षा, निर्णयन, निगरानी, नियंत्रण और रिपोर्टिंग के लिए सुस्पष्ट रूप से लिखित एवं पारदर्शी प्रबंधन प्रक्रिया स्थापित करना ।
- बोर्ड को यथावश्यक सभी प्रासंगिक सूचनाएँ, सलाह और संसाधन उपलब्ध कराना ताकि वह अपनी भूमिका का निर्वाह प्रभावी ढंग से कर सके ।
- यह सुनिश्चित करना कि अध्यक्ष, कार्यपालक-प्रबंधन के सभी पहलुओं के प्रति उत्तरदायी हों तथा बैंक के निष्पादन और बोर्ड द्वारा निर्धारित नीतियों के कार्यान्वयन के लिए बोर्ड के प्रति जवाबदार हों। अध्यक्ष और निदेशक-मंडल की भूमिकाएं भारतीय स्टेट बैंक अधिनियम, 1955 तथा इसमें किए गए सभी संबंधित संशोधनों से भी दिशानिर्देशित होती हैं।
- यह सुनिश्चित करना कि भारत सरकार / भारतीय रिज़र्व बैंक एवं अन्य विनियामकों एवं बोर्ड द्वारा निर्धारित सभी प्रयोज्य संविधियों, विनियमों और अन्य कार्यविधियों, नीतियों का अनुपालन सुनिश्चित करने और यदि कोई विचलन हो तो उसकी सूचना बोर्ड को देने के लिए किसी वरिष्ठ कार्यपालक को बोर्ड के प्रति उत्तरदायी बनाया जाए।

बैंक ने शेयर बाजारों के साथ सूचीकरण करार के अनुच्छेद 49 के अनुसार कारपोरेट अभिशासन के सभी महत्वपूर्ण अपेक्षाओं की पूर्ति की है, बशर्ते कि अनुच्छेद 49 के प्रावधान भारतीय स्टेट बैंक अधिनियम 1955 के अनुरूप रहे हों एवं दिशा-निर्देश, संगत विनियामकों अर्थात् भारतीय रिज़र्व बैंक / भारत सरकार द्वारा जारी किए गए हों । कारपोरेट अभिशासन के इन प्रावधानों के कार्यान्वयन पर रिपोर्ट नीचे प्रस्तुत है:

बोर्ड की संरचना

भारतीय स्टेट बैंक का गठन वर्ष 1955 में संसद द्वारा पारित एक अधिनियम अर्थात् भारतीय स्टेट बैंक अधिनियम 1955 (अधिनियम) से हुआ । इस अधिनियम के अनुसार केंद्रीय निदेशक बोर्ड का गठन किया गया था । बोर्ड की अध्यक्षता भारतीय स्टेट बैंक अधिनियम की धारा 19 (क) के अंतर्गत नियुक्त बैंक के अध्यक्ष करते हैं । भारतीय स्टेट बैंक अधिनियम की धारा 19 (ख) के अंतर्गत नियुक्त दो प्रबंध निदेशक भी इस बोर्ड के सदस्य हैं। अध्यक्ष एवं प्रबंध निदेशक पूर्णकालिक निदेशक होते हैं। 31 मार्च 2007 को बोर्ड में शिक्षा, उद्योग-जगत एवं लेखा फर्मों के विशिष्ट व्यक्तियों सहित 11 अन्य निदेशक थे । ये शेयरधारकों एवं बैंक स्टाफ के प्रतिनिधि, भारत सरकार एवं भारतीय रिज़र्व बैंक के नामितियों एवं भारतीय स्टेट बैंक अधिनियम 1955 की धारा 19 (घ) के अंतर्गत नियुक्त निदेशकों का प्रतिनिधित्व करते हैं । पूर्णकालिक निदेशकों के अलावा 31 मार्च 2007 को बोर्ड की संरचना निम्नानुसार है:

- धारा 19 (ग) के अंतर्गत शेयरधारकों द्वारा निर्वाचित चार निदेशक

Corporate Governance

The Bank's Philosophy on Code of Governance

State Bank of India is committed to the best practices in the area of corporate governance, in letter and in spirit. The Bank believes that good corporate governance is much more than complying with legal and regulatory requirements. Good governance facilitates effective management and control of business, maintaing a high level of business ethics and optimizing the value for all its stakeholders. The objectives can be summarized as:

- To enhance shareholder value.
- To protect the interests of shareholders and other stakeholders including customers, employees and society at large.
- To ensure transparency and integrity in communication and to make available full, accurate and clear information to all concerned.
- To ensure accountability for performance and to achieve excellence at all levels.
- To provide corporate leadership of highest standard for others to emulate.

The Bank is committed to:

- Ensuring that the Bank's Board of Directors meets regularly, provides effective leadership, exercises control over management and monitors executive performance.
- Establishing a framework of strategic control and continuously reviewing its efficacy.
- Establishing clearly documented and transparent management processes for policy development, implementation and review, decision-making, monitoring, control and reporting.
- Providing free access to the Board to all relevant information, advices and resources as are necessary to enable it to carry out its role effectively.
- Ensuring that the Chairman has responsibility for all aspects of executive management and is accountable to the Board for the ultimate performance of the Bank and implementation of the policies laid down by the Board. The roles of the Chairman and the Board of Directors are also guided by the SBI Act, 1955, with all relevant amendments.
- Ensuring that a senior executive is made responsible in respect of compliance issues with all applicable statutes, regulations and other procedures, policies as laid down by the GOI/RBI and other regulators and the Board, and report deviation, if any.

The Bank has complied with the provisions of Corporate Governance as per Clause 49 of the Listing Agreement with the Stock Exchange except where the provisions of Clause 49 are not in conformity with SBI Act, 1955 and the directives issued by RBI/GOI. A report on the implementation of these provisions of Corporate Governance in the Bank is furnished below.

Composition of the Board

State Bank of India was formed in 1955 by an Act of the Parliament, i.e., The State Bank of India Act, 1955 (Act). A Central Board of Directors was constituted according to the Act. The Board is headed by the Chairman, appointed under section 19(a) of SBI Act; two Managing Directors are also appointed members of the Board under section 19(b) of SBI Act. The Chairman and Managing Directors are whole time Directors. As on 31st March 2007, there were 11 other directors on the Board including eminent personalities from academics, industry and accounting profession. These included representatives of shareholders and staff of the Bank, nominee officials of Government of India and Reserve Bank of India and directors nominated by the Government of India under Section 19(d) of the State Bank of India Act, 1955. Apart from the whole time Directors, the composition of the Board as on 31st March 2007, was as under :

- four directors, elected by the shareholders under Section 19(c),

- बैंक के कामगार स्टाफ के प्रतिनिधि के रूप में धारा 19 (गक) के अंतर्गत भारत सरकार द्वारा नियुक्त एक निदेशक
- बैंक के गैर-कामगार स्टाफ के प्रतिनिधि के रूप में भारत सरकार द्वारा धारा 19 (गख) के अंतर्गत नियुक्त एक निदेशक
- केंद्र सरकार द्वारा धारा19 (घ) के अंतर्गत नामित तीन निदेशक
- केद्र सरकार द्वारा 19 (ङ) के अंतर्गत नामित एक निदेशक, एवं
- भारतीय रिज़र्व बैंक द्वारा धारा 19 (च) के अंतर्गत नामित एक निदेशक

निदेशक मंडल का गठन अनुच्छेद 49 के प्रावधानों का अनुपालन करते हुए किया गया है।

गैर कार्यपालक निदेशकों का संक्षिप्त परिचय अनुलग्नक I में दिया गया है, अन्य बोर्डों / समितियों में उनके द्वारा धारित निदेशक पदों/सदस्यताओं का विवरण अनुलग्नक II में दिया गया है तथा बैंक में उनकी शेयरधारिता का विवरण अनुलग्नक III में दिया गया है ।

समितियाँ

केंद्रीय बोर्ड ने निदेशकों की निम्नलिखित आठ समितियाँ गठित की हैं : (1) **कार्यकारिणी समिति** (2) लेखा-परीक्षा समिति (3) शेयरधारक / निवेशक शिकायत निवारण समिति (4) जोखिम -प्रबंधन समिति (5) बड़ी राशि (1 करोड़ रुपये तथा उससे अधिक) की धोखाधड़ी की निगरानी के लिए निदेशकों की विशेष समिति (6) ग्राहक सेवा समिति (7) प्रौद्योगिकी समिति और (8) ग्रामीण क्षेत्र व्यवसाय समिति ।

केंद्रीय बोर्ड और उसकी समितियों की बैंठकें :

बैंक के केंद्रीय बोर्ड की वर्ष में कम से कम छह बैठकें आयोजित की जाती हैं। वर्ष 2006-07 में निदेशक बोर्ड की बैठकों में प्रत्येक निदेशक की उपस्थिति का विवरण अनुलग्नक IV में दिया गया है । वर्ष 2006-07 के दौरान केंद्रीय बोर्ड की 9 बैठकें आयोजित की गईं । बैठकों की तिथियाँ और निदेशकों की उपस्थिति तालिका 7 में दी गई है ।

तालिका 7 : बोर्ड की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या		
	गैर-कार्यपालक/ भारिबैं/ भारत सरकार के नामिती	अध्यक्ष सहित पूर्णकालिक	योग
19.05.2006	8	3	11
08.06.2006	6	2	8
30.06.2006	11	2	13
27.07.2006	7	2	9
24.08.2006	9	2	11
28.10.2006	8	3	11
26.12.2006	8	3	11
23.01.2007	6	3	9
22.03.2007	10	3	13

कार्यकारिणी समिति

केंद्रीय बोर्ड की कार्यकारिणी समिति (ईसीसीबी) का गठन भारतीय स्टेट बैंक अधिनियम 1955 की धारा 30 के अनुसार किया जाता है। इस अधिनियम के अनुसार केंद्रीय बोर्ड की कार्यकारिणी समिति, बोर्ड द्वारा प्रत्यायोजित अधिकारों का उपयोग करती है और बोर्ड द्वारा निर्धारित शर्तों के अधीन कार्य करती है । भारतीय स्टेट बैंक सामान्य विनियम (46 एवं 47) में प्रावधान है कि केंद्रीय बोर्ड के सामान्य अथवा विशेष निदेशों के अधीन केंद्रीय बोर्ड की कार्यकारिणी समिति केंद्रीय बोर्ड की क्षमता में आने वाले किसी भी मामले पर कार्य कर सकती है । केंद्रीय बोर्ड की कार्यकारिणी समिति में अध्यक्ष, प्रबंध निदेशक, भारतीय स्टेट बैंक अधिनियम की धारा 19 (च) के अंतर्गत नामित निदेशक (भारतीय रिज़र्व बैंक के नामिती) और भारत में जिस स्थान पर बैठक आयोजित की जा रही हो, उस स्थान पर सामान्य रूप से निवास कर रहे अथवा उस समय वहाँ उपस्थित सभी या कोई अन्य निदेशक शामिल होते हैं । केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकें प्रत्येक सप्ताह आयोजित की जाती है । केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों में उपस्थित निदेशकों की संख्या तालिका 8 में दी गई है।

- one director, appointed by GOI under Section 19(ca), representing the workmen staff of the Bank,

- one director, appointed by GOI under Section 19(cb), representing the non-workmen staff of the Bank,

- three directors, nominated by the Central Government under Section 19(d),

- one director, nominated by the Central Government under Section 19(e), and

- one director, nominated by the Reserve Bank of India under Section 19(f).

The composition of the board complies with provisions laid down in Clause 49.

A brief resume of each of the non-executive Directors is presented in Annexure I, particulars of the directorships/memberships held by them in various Boards/Committees are presented in Annexure II and the details of their shareholding in the Bank are mentioned in Annexure III.

Committees

The Central Board has constituted eight Committees of Directors, viz., (1) Executive Committee, (2) Audit Committee, (3) Shareholders'/Investors' Grievance Committee, (4) Risk Management Committee, (5) Special Committee for Monitoring of Large Value Frauds (Rs.1crore and above), (6) Customer Service Committee, (7) Technology Committee and (8) Committee on Rural Sector Business.

Meetings of the Central Board and its Committees

The Bank's Central Board meets a minimum of six times a year. Details of attendance of each Director at the meetings of the Board of Directors in 2006-07 are given in Annexure IV. During the year 2006-07, nine Central Board Meetings were held. The dates of the meetings and attendance of the directors are given in Table 7.

Table - 7 Attendance of Board Meetings

Date of the Meeting	No. of Directors Attended		
	Non-executive/ RBI/GOI Nominees	Whole-time incl. Chairman	Total
19.05.2006	8	3	11
08.06.2006	6	2	8
30.06.2006	11	2	13
27.07.2006	7	2	9
24.08.2006	9	2	11
28.10.2006	8	3	11
26.12.2006	8	3	11
23.01.2007	6	3	9
22.03.2007	10	3	13

Executive Committee

The Executive Committee of the Central Board (ECCB) is constituted in terms of Section 30 of the SBI Act, 1955. According to the Act, ECCB exercises powers delegated by the Board and functions subject to the conditions imposed by the Board. The State Bank of India General Regulations (46 & 47) provide that, subject to the general or special directions of the Central Board, ECCB may deal with any matter within the competence of the Central Board. ECCB consists of the Chairman, the Managing Directors, the Director nominated under Section 19(f) of the SBI Act (Reserve Bank of India nominee), and all or any of the other Directors who are normally residents or may for the time being be present at any place within India where the meeting is held. The ECCB meetings are held once every week. The number of ECCB meetings attended by the directors is given in Table 8.

तालिका 8 : केंद्रीय बोर्ड की कार्यकारिणी की बैठक में उपस्थिति

निदेशक (गैर-कार्यपालक/भारिबैं/ भारत सरकार के नामिती)	केंद्रीय बोर्ड की कार्यकारिणी की बैठक में उपस्थिति की संख्या
1. श्री ए.के. पुरवार, अध्यक्ष (31.05.2006 तक)	8
2. श्री ओ.पी.भट्ट,अध्यक्ष (26.04.2006 से 30.06.2006 तक प्रबंध निदेशक	8
01.07.2006 से अध्यक्ष)	34
3. श्री टी एस भट्टाचार्य, प्रबंध निदेशक	40
4. श्री योगेश अग्रवाल, प्रबंध निदेशक (10.10.2006 से)	17
5. श्री अजय जी पीरामल	8
6. प्रो. एम.एस. स्वामिनाथन (11.04.2007 से त्यागपत्र)	5
7. श्री सुमन कुमार बेरी	19
8. डॉ. अशोक झुनझुनवाला	12
9. श्री ए.सी. कलिता	24
10. श्री अमर पाल	25
11. श्री अरुण सिंह	21
12. श्री राजीव पांडे	49
13. श्री पीयूष गोयल	47
14. श्री अशोक के. झा (30.10.2006 तक)	1
15. श्री विनोद राय (31.10.2006 से)	3
16. श्रीमती श्यामला गोपीनाथ	15

लेखा-परीक्षा समिति

बोर्ड की लेखा-परीक्षा समिति (एसीबी) का गठन 27 जुलाई 1994 को एवं इसका पुनर्गठन 1 अक्तूबर 2006 को किया गया था। बोर्ड की लेखा-परीक्षा समिति भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अंतर्गत कार्य करती है एवं सूचीकरण करार के अनच्छेद 49 के प्रावधानों का अनुपालन उस सीमा तक करती है कि भारतीय रिज़र्व बैंक द्वारा जारी निदेशों/दिशा निर्देशों का उल्लंघन नहीं हो।

समिति की संरचना एवं वर्ष 2006-07 के दौरान उपस्थिति:

भारतीय रिज़र्व बैंक के दिशा निर्देशों के अनुसार बोर्ड की लेखा परीक्षा समिति में निदेशक बोर्ड के छह सदस्य होते हैं। इनमें दो पूर्णकालिक निदेशक, दो सरकारी निदेशक (भारत सरकार तथा भारतीय रिज़र्व बैंक के नामिती) तथा दो गैर-सरकारी, गैर-कार्यपालक निदेशक होते हैं, जो दोनों ही सनदी लेखाकार होते हैं। बोर्ड की लेखा परीक्षा समिति की बैठकों की अध्यक्षता गैर-कार्यपालक निदेशक द्वारा की जाती है। भारतीय रिज़र्व बैंक के दिशा निर्देशों के अनुसार कोरम संबंधी अपेक्षाओं का दृढ़तापूर्वक अनुपालन किया जाता है । वर्ष के दौरान उपस्थिति का विवरण निम्नवत है । तालिका 9 में प्रत्येक बैठक में उपस्थिति का बिवरण दिया गया है।

निदेशक	उपस्थिति
1. श्री राजीव पांडे, अध्यक्ष (एसीबी)	10
2. श्री अरुण सिंह, निदेशक दिनांक : 01.10.2006 से	5
3. श्री विनोद राय, भारत सरकार के नामिति दिनांक : 31.10.2006	—
4. श्रीमती श्यामला गोपीनाथ भारतीय रिज़र्व बैंक की नामिति	5
5. श्री टी.एस. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (का.बैं)	10
6. श्री योगेश अग्रवाल, प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं.) दिनांक : 10.10.2006 से	3
7. श्री पीयूष गोयल, निदेशक दिनांक 30.09.2006 तक अध्यक्ष (एसीबी)	5
8. श्री ओ.पी. भट्ट. प्रबंध निदेशक एवं समूह कार्यपालक (रा.बै) 26.4.2006 से 30.6.2006 तक	2
9. श्री अशोक झा, भारत सरकार के नामिति दिनांक : 30.10.2006 तक	—

बोर्ड की लेखा परीक्षा समिति के कार्य

क) बोर्ड की लेखा-परीक्षा समिति बैंक के समस्त लेखा-परीक्षा कार्य के परिचालन हेतु दिशा निर्देश देती है तथा उनका पर्यवेक्षण भी करती है। समस्त लेखा-परीक्षा कार्य से आशय बैंक के भीतर आंतरिक लेखा-परीक्षा एवं निरीक्षण की व्यवस्था, परिचालन और गुणवत्ता-नियंत्रण तथा बैंक की सांविधिक/ बाह्य लेखा-परीक्षा और भारतीय रिजर्व बैंक के निरीक्षण से संबंधित अनुवर्ती कार्रवाई करने से है ।

ख) बोर्ड की लेखा-परीक्षा समिति बैंक में आंतरिक निरीक्षण/ लेखा-परीक्षा कार्यप्रणाली, उसकी गुणवत्ता एवं अनुवर्तन की दृष्टि से उनकी प्रभावकारिता की समीक्षा करती है। यह समिति विशेषीकृत एवं अत्याधिक बड़ी शाखाओं तथा असंतोषजनक श्रेणी प्राप्त सभी शाखाओं की निरीक्षण

Table 8: Attendance of ECCB Meetings

Directors (Non-executive and RBI/GOI Nominee)	No. of ECCB meetings
1. Shri A.K. Purwar, Chairman *(up to 31.05.2006)*	8
2. Shri O.P. Bhatt, Chairman *(w.e.f. 26.04.2006 as M.D.,*	8
w.e.f. 01.07.2006 as Chairman)	34
3. Shri T.S. Bhattacharya, M.D.	40
4. Shri Yogesh Agarwal, M.D. *(w.e.f. 10.10.2006)*	17
5. Shri Ajay G. Piramal	8
6. Prof. M.S. Swaminathan *(resigned w.e.f. 11.04.2007)*	5
7. Shri Suman Kumar Bery	19
8. Dr. Ashok Jhunjhunwala	12
9. Shri A.C. Kalita	24
10. Shri Amar Pal	25
11. Shri Arun Singh	21
12. Shri Rajiv Pandey	49
13. Shri Piyush Goyal	47
14. Shri Ashok K. Jha *(up to 30.10.2006)*	1
15. Shri Vinod Rai *(w.e.f. 31.10.2006)*	3
16. Smt. Shyamala Gopinath	15

Audit Committee

The Audit Committee of the Board (ACB) was constituted on 27th July 1994 and last re-constituted on the 1st October 2006. The ACB functions as per RBI guidelines and complies with the provisions of Clause 49 of the Listing Agreement to the extent that they do not violate the directives/guidelines issued by RBI.

Composition & Attendance during 2006-07

In terms of Reserve Bank of India guidelines, the ACB has six members of the Board of Directors, including two whole time Directors, two official Directors (nominees of GOI and RBI), and two non-official, non-executive Directors, both of whom are Chartered Accountants. Meetings of the ACB are chaired by a non-executive Director. The quorum requirements as per RBI guidelines are complied with meticulously. Details of composition and attendance during the year are as under. Table-9 gives the attendance at each meeting.

	Director	Attendance
1.	Shri Rajiv Pandey, Chairman (ACB)	10
2.	Shri Arun Singh, Director w.e.f. 01.10.2006	5
3.	Shri Vinod Rai – GOI Nominee- w.e.f. 31.10.2006	—
4.	Smt. Shyamala Gopinath, RBI Nominee	5
5.	Shri T.S. Bhattacharya, MD & GE (CB)	10
6.	Shri Yogesh Agarwal, MD & GE (NB) - w.e.f. 10.10.2006	3
7.	Shri Piyush Goyal, Director, Chairman (ACB) up to 30.09.2006	5
8.	Shri O.P. Bhatt, MD&GE (NB) 26.04.2006 to 30.06.2006	2
9.	Shri Ashok Jha- GOI Nominee up to 30.10.2006	—

Functions of ACB

(a) ACB provides direction as also oversees the operation of the total audit function in the Bank, which implies the organisation, operationalisation and quality control of internal audit and inspection within the Bank, and follow-up on the statutory/external audit of the Bank and inspection by RBI.

(b) ACB reviews the internal inspection/audit functions in the Bank – the system, its quality and effectiveness in terms of follow-up. It reviews the inspection reports of specialised and extra-large branches and all branches with

रिपोर्टों की समीक्षा करती है । यह समिति निम्नलिखित के अनुवर्तन पर भी विशेष ध्यान देती है :

- अंतर-शाखा समायोजन खाते ।
- अंतर-बैंक खातों तथा नॉस्ट्रो/वास्ट्रो खातों की लंबे समय से समाधान न हुई प्रविष्टियाँ ।
- विभिन्न शाखाओं की बहियों के समतुलन का बकाया कार्य।
- धोखाधड़ियाँ ।
- आंतरिक लेखा-कार्य और व्यवस्था से संबंधित अन्य सभी प्रमुख क्षेत्र ।

ग) यह बैंक के अनुपालन विभाग से अर्ध वार्षिक रिपोर्टें प्राप्त करती है तथा उनकी समीक्षा करती है ।

घ) सांविधिक लेखा-परीक्षाओं के संबंध में, बोर्ड की लेखा-परीक्षा समिति विस्तृत (लांग-फार्म) लेखा-परीक्षा रिपोर्टों में उठाए गए सभी विषयों पर अनुवर्ती कार्रवाई करती है । वार्षिक/अर्धवार्षिक/तिमाही वित्तीय खातों एवं रिपोर्टों को अंतिम रूप देने से पूर्व यह समिति बाह्य लेखा-परीक्षकों से विचार-विमर्श करती है ।

आंतरिक नियंत्रण, प्रणालियों एवं कार्यविधियों तथा भारतीय रिज़र्व बैंक के दिशाा-निर्देशानुसार अपेक्षित अन्य पहलुओं से संबंधित विभिन्न मामलों की समीक्षा करने हेतु बोर्ड की लेखा परीक्षा समिति की वर्ष के दौरान 10 बैठकें (तालिका-9) आयोजित की गई।

केंद्रीय बोर्ड द्वारा एक औपचारिक "ऑडिट चार्टर" अथवा "संदर्भावलोकन शर्तें" निर्दिष्ट की गई जिसमें भारतीय रिज़र्व बैंक की दिशा निर्देशों के अंतर्गत आनेवाली अपेक्षाओं के अतिरिक्त संशोधित खण्ड 49 के अंतर्गत आनेवाली अपेक्षाओं को सम्मिलित एवं सक्रिय किया गया ।

तालिका 9 : बोर्ड की लेखा-परीक्षा समिति की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या		
	गैर कार्यपालक/ भारतीय रिज़र्व बैंक/भारत सरकार के नामिति	पूर्णकालिक निदेशक	योग
15.05.2006	3	2	5
18.05.2006	3	2	5
22.06.2006	3	1	4
26.07.2006	2	1	3
13.09.2006	2	1	3
27.10.2006	2	2	4
13.12.2006	2	1	3
22.01.2007	3	2	5
08.03.2007	2	2	4
15.03.2007	3	1	4

बोर्ड की जोखिम-प्रबंधन-समिति

केंद्रीय बोर्ड जोखिम प्रबंधन समिति (आरएमसीबी) का गठन 23 मार्च 2004 को किया गया था। यह समिति ऋण-जोखिम, बाजार-जोखिम तथा परिचालन-जोखिम संबंधी समन्वित जोखिम-प्रबंधन संबंधी नीति और कार्यनीति की निगरानी करती है । समिति पिछली बार 27 अक्तूबर 2005 को पुनर्गठित की गई थी ।

वर्ष 2006-07 के दौरान गठन और उपस्थिति

बोर्ड की जोखिम प्रबंधन समिति की प्रत्येक तिमाही में एक और वर्ष में न्यूनतम 4 बैठकें होती हैं । समिति के चार सदस्य है । वरिष्ठ प्रबंध निदेशक समिति के अध्यक्ष होते हैं । वर्ष 2006-07 में जोखिम प्रबंधन समिति की 4 बैठकें हुईं :

	निदेशक	उपस्थिति
1.	श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (का.बैं) अध्यक्ष	4
2.	श्री योगेश अग्रवाल, प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं) दिनांक: 10.10.2006 से	2
3.	श्री सुमन कुमार बेरी	4
4.	श्री अरुण सिंह	3
5.	श्री ओ.पी. भट्ट, प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं) 26.04.2006 से 30.06.2006 तक	1

बोर्ड की शेयरधारक/निवेशक शिकायत-निवारण समिति

शेयर बाजारों के सूचीकरण करार के अनुच्छेद 49 के अनुसरण में शेयरधारकों एवं निवेशकों से शेयर अंतरण, वार्षिक रिपोर्ट न मिलने, बांडों पर ब्याज/ घोषित लाभांश न मिलने जैसी शिकायतों के निवारण हेतु बोर्ड की शेयरधारक/ निवेशक शिकायत-निवारण समिति (एसआइजीसीबी) का 30 जनवरी 2001 को गठन किया गया था। यह समिति पिछली बार 27 अक्तूबर 2005 को पुनर्गठित की गई थी ।

वर्ष 2006-07 के दौरान संरचना और उपस्थिति

	निदेशक	उपस्थिति
1.	श्री सुमन कुमार बेरी, अध्यक्ष	3
2.	श्री राजीव पांडे,	4
3.	श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (का. बैं.),	3
4.	श्री योगेश अग्रवाल, प्रबंध निदेशक एवं समूह कार्यपालक (रा. बैं.), 10.10.2006 से	—
5.	श्री ओ.पी. भट्ट, प्रबंध निदेशक एवं समूह कार्यपालक(रा.बैं) 26.04.2006 से 30.06.2006 तक	1

unsatisfactory ratings. It also, especially, focuses on the follow-up of:

- Inter-branch adjustment accounts
- Unreconciled long outstanding entries in inter-bank accounts and nostro/vostro accounts
- Arrears in balancing of books at various branches
- Frauds
- All other major areas of housekeeping

(c) It obtains and reviews half-yearly reports from the Compliance Department in the Bank.

(d) ACB follows up on all the issues raised in the Long Form Audit Reports of the Statutory Auditors. It interacts with the external auditors before the finalisation of the quarterly/half-yearly/ annual financial accounts and reports.

During the year, ten meetings of ACB (Table 9) were held to review the various matters connected with the internal control, systems and procedures and other aspects as required in terms of RBI guidelines.

A formal 'Audit Charter' or 'Terms of Reference' laid down by the Central Board, incorporating the requirements under Clause-49 in addition to those under RBI guidelines, is in place.

Table - 9 Attendance of ACB Meetings

Date of the Meeting	No. of Directors Attended		
	Non-executive/ RBI/GOI Nominee	Whole-time Directors	Total
15.05.2006	3	2	5
18.05.2006	3	2	5
22.06.2006	3	1	4
26.07.2006	2	1	3
13.09.2006	2	1	3
27.10.2006	2	2	4
13.12.2006	2	1	3
22.01.2007	3	2	5
08.03.2007	2	2	4
15.03.2007	3	1	4

Risk Management Committee of the Board

The Risk Management Committee of the Board (RMCB) was constituted on the 23rd March 2004, to oversee the policy and strategy for integrated risk management relating to credit risk, market risk and operational risk. The Committee was last reconstituted on the 27th October 2005.

Composition and attendance during 2006-07

RMCB meets a minimum of four times a year, once in each quarter. The Committee has four members. The senior MD is the Chairman of the Committee. During 2006-07, four meetings of the RMCB were held.

	Director	Attendance
1.	Shri T.S. Bhattacharya, MD & GE (CB), Chairman	4
2.	Shri Yogesh Agarwal, MD & GE (NB) - w.e.f 10.10.2006	2
3.	Suman Kumar Bery	4
4.	Arun Singh	3
5.	Shri O.P. Bhatt, MD&GE (NB) - 26.04.2006 to 30.06.2006	1

Shareholders'/Investors' Grievance Committee of the Board

In pursuance of Clause 49 of the Listing Agreement with the Stock Exchanges, Shareholders'/Investors' Grievance Committee of the Board (SIGCB) was formed on the 30th January 2001, to look into the redressal of shareholders' and investors' complaints regarding transfer of shares, non-receipt of annual report, non-receipt of interest on bonds/declared dividends, etc. The Committee was last reconstituted on the 27th October 2005.

Composition & Attendance during 2006-07

	Director	Attendance
1.	Shri Suman Kumar Bery, Chairman	3
2.	Shri Rajiv Pandey	4
3.	Shri T.S. Bhattacharya, MD & GE (CB)	3
4.	Shri Yogesh Agarwal, MD & GE (NB) w.e.f. 10.10.2006	—
5.	Shri O.P. Bhatt, MD&GE (NB) 26.04.2006 to 30.06.2006	1

शेयरधारकों से अब तक प्राप्त शिकायतो की संख्या (वर्ष के दौरान)	3699
ऐसे मामलों की संख्या जिनमें शेयरधारक को संतोषजनक समाधान नही मिला	शून्य
विचाराधीन मामलों की संख्या	18*

(* ऐसी शिकायतें जो न्यायालय के विचाराधीन हैं)

वर्ष के दौरान एसआइजीसीबी ने 4 तिमाही बैठकें कीं और शिकायतों की स्थिति की समीक्षा की.

अनुपालन अधिकारी का नाम एवं पदनाम :

श्री एस. के. नाथ, मुख्य महाप्रबंधक (लेखा एवं अनुपालन)

बड़ी राशि (एक करोड़ रुपए तथा अधिक) की धोखाधड़ियों की निगरानी के लिए निदेशकों की विशेष समिति :

29 मार्च 2004 को बड़ी राशियों वाली धोखाधड़ियों (1 करोड़ रुपए एवं अधिक) की निगरानी के लिए विशेष समिति का गठन किया था । इस समिति के प्रमुख कार्य 1 करोड़ रूपए एवं उससे अधिक की सभी धोखाधडियों की निगरानी एवं समीक्षा करना है ताकि यदि कोई प्रणालीगत खामी हो तो उसका पता लगाया जा सके, उन कारणों को रेखांकित किया जा सके जिसके कारण धोखाधडी का पता लगाने एवं रिपोर्टिंग में हुई देरी तथा सीबीआइ/पुलिस जांच में प्रगति, वसूली-स्थिति का निर्धारण किया जा सके। यह सुनिश्चित किया जा सके कि स्टाफ की जिम्मेदारी शीघ्र तय होती है, धोखाधड़ी की पुनरावत्ति रोकने के लिए की गई सुधारात्मक कार्रवाई की प्रभावोत्पादकता की समीक्षा तथा उपयुक्त निरोधात्मक उपाय किए जा सकें । इस समिति को 27 अक्तूबर 2005 को पुनर्गठित किया गया जिसमें निम्नलिखित सदस्य हैं। वर्ष के दौरान समिति की पांच बैठकें हुईं।

वर्ष 2006-07 के दौरान संरचना और उपस्थिति

	निदेशक	उपस्थिति
1.	श्री योगेश अग्रवाल, प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं.) अध्यक्ष दिनांक: 10.10.2006 से	—
2.	श्री राजीव पांडे	5
3.	श्री अरुण सिंह,	5
4.	श्री सुमन कुमार बेरी	4
5.	श्री पीयूष गोयल	5
6.	श्री टी.एस. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (का.बैं) अध्यक्ष (01.04.2006 से 25.04.2006 और 01.07.2006 से 09.10.2006)	4
7.	श्री ओ.पी. भट्ट, प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं) अध्यक्ष, 26.4.2006 से 30.6.2006 तक	1

बोर्ड की ग्राहक सेवा समिति

बैंक द्वारा प्रदत्त ग्राहक सेवा की गुणवत्ता में निरंतर एवं उत्तरोत्तर सुधार लाने के उद्देश्य से 26 अगस्त 2004 को बोर्ड की ग्राहक सेवा समिति का गठन किया गया। यह समिति पिछली बार 27 अक्तूबर 2005 को पुनर्गठित की गई । वर्ष के दौरान समिति की 3 बैठकें हुईं।

वर्ष 2006-07 के दौरान संरचना और उपस्थिति

	निदेशक	उपस्थिति
1.	श्री योगेश अग्रवाल, प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं.) दिनांक: 10.10.2006 से समिति के अध्यक्ष	—
2.	डॉ. अशोक झुनझुनवाला	3
3.	श्री अरुण सिंह,	2
4.	श्री टी.एस. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (का.बैं) (01.04.2006 से 25.04.2006 और 01.07.2006 से 09.10.2006) तक समिति के अध्यक्ष	2
5.	श्री ओ.पी. भट्ट, प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं) 26.4.2006 से 30.6.2006 तक समिति के अध्यक्ष	1

बोर्ड की प्रौद्योगिकी समिति

बैंक की सूचना प्रौद्योगिकी की पहलों की प्रगति का मार्ग प्रशस्त करने के लिए 26 अगस्त 2004 को बोर्ड की प्रौद्योगिकी समिति गठित की गई और 27 अक्तूबर 2005 को यह पुनर्गठित की गई। वर्ष के दौरान समिति की 9 बैठकें हुई हैं ।

वर्ष 2006-07 के दौरान संरचना और उपस्थिति

	निदेशक	उपस्थिति
1.	डॉ. अशोक झुनझुनवाला, अध्यक्ष	8
2.	श्री पीयूष गोयल	6

ग्रामीण क्षेत्र के व्यवसाय हेतु बोर्ड की समिति

ग्रामीण क्षेत्र व्यवसाय पर 27 अक्तूबर 2005 को बैंक के कृषि व्यवसाय-पहल पर विशेष ध्यान देने हेतु इस समिती का गठन किया गया था। वर्ष के दौरान समिति की 2 बैठकें हुईं।

वर्ष 2006-07 के दौरान संरचना और उपस्थिति

	निदेशक	उपस्थिति
1.	प्रोफेसर एम.एस.स्वामिनाथन, अध्यक्ष (11.04.2007 से सेवात्याग)	2
2.	श्री योगेश अग्रवाल, प्रबंध निदेशक एवं समूह कार्यपालक (रा.बैं.) (10.10.2006 से)	—
3.	श्री पीयूष गोयल,	2
4.	श्री ओ.पी.भट्ट, बैंक के अध्यक्ष	1

Number of shareholders' complaints received so far (during the year): 3699

Number not solved to the satisfaction of shareholders: NIL

Number of Pending Complaints: 18*

(* complaints which are sub-judice)

The SIGCB held four quarterly meetings during the year and reviewed the position of the complaints.

Name and designation of Compliance officer:

Shri S. K. Nath, Chief General Manager (Accounts & Compliance)

Special Committee of Directors for Monitoring of Large Value Frauds (Rs.1 crore and above)

The Special Committee for monitoring of Large Value Frauds (Rs.1 crore and above) was constituted on 29th March 2004. The major functions of the Committee are to monitor and review all frauds of Rs.1 crore and above with a view to identifying systemic lacunae, if any, reasons for delay in detection and reporting, if any, monitoring progress of CBI/Police investigation, recovery position, ensuring that staff accountability exercise is completed quickly, reviewing the efficacy of remedial action taken to prevent recurrence of frauds and putting in place suitable preventive measures. The Committee was reconstituted on the 27th October 2005, with the following members. During the year, the Committee met five times.

Composition & Attendance during 2006-07

	Director	Attendance
1.	Shri Yogesh Agarwal, MD & GE (NB), Chairman- w.e.f. 10.10.2006	—
2.	Shri Rajiv Pandey	5
3.	Shri Arun Singh	5
4.	Shri Suman Kumar Bery	4
5.	Shri Piyush Goyal	5
6.	Shri T.S. Bhattacharya, MD & GE (CB), Chairman (01.04.2006 to 25.04.2006 & 01.07.2006 to 09.10.2006)	4
7.	Shri O.P. Bhatt, MD&GE (NB), Chairman- 26.04.2006 to 30.06.2006	1

Customer Service Committee of the Board

The Customer Service Committee of the Board was constituted on the 26th August 2004, to bring about ongoing improvements on a continuous basis in the quality of customer service provided by the Bank. The Committee was last reconstituted on the 27th October 2005. During the year, three meetings of the Committee were held.

Composition & Attendance during 2006-07

	Director	Attendance
1.	Shri Yogesh Agarwal, M D & GE (NB), Chairman- w.e.f 10.10.2006	—
2.	Dr. Ashok Jhunjhunwala	3
3.	Shri Arun Singh	2
4.	Shri T.S. Bhattacharya, M D & GE (CB), Chairman (01.04.2006 to 25.04.2006 & 01.07.2006 to 09.10.2006)	2
5.	Shri O.P. Bhatt, MD & GE (NB), Chairman- 26.04.2006 to 30.06.2006	1

Technology Committee of the Board

The Technology Committee of the Board was constituted on 26th August 2004, for tracking the progress of the Bank's IT initiatives, and was reconstituted on the 27th October 2005. The Committee met nine times during the year.

Composition & Attendance during 2006-07

	Director	Attendance
1.	Dr. Ashok Jhunjhunwala, Chairman	8
2.	Shri Piyush Goyal	6

Committee of the Board on Rural Sector Business

The Committee of the Board on Rural Sector Business was constituted on 27th October 2005, for renewed focus on the Bank's Agri-business initiatives. The Committee met twice during the year.

Composition & Attendance during 2006-07

	Director	Attendance
1.	Prof. M.S. Swaminathan, Chairman *(resigned w.e.f. 11.04.2007)*	2
2.	Shri Yogesh Agarwal, MD & GE (NB) w.e.f 10.10.2006	—
3.	Shri Piyush Goyal	2
4.	Shri O.P. Bhatt, Bank's Chairman	1

वार्षिक महासभा में उपस्थिति

वर्ष 2005-06 की वार्षिक महासभा 30 जून 2006 को आयोजित की गई जिसमे 11 निदेशक उपस्थित थे। इनके नाम हैं श्री टी.एस. भट्टाचार्य, श्री ओ.पी.भट्ट, श्री अजय जी.पीरामल, प्रोफेसर एम.एस.स्वामिनाथन, श्री सुमन कुमार बेरी, डॉ. अशोक झुनझुनवाला, श्री अनंत चंद्र कलीता, श्री अमरपाल,श्री अरुण सिंह, श्री राजीव पांडे और श्री पीयूष गोयल।

वार्षिक महासभाएं

बैंक के शेयरधारकों की वर्ष 2005-06 की वार्षिक महासभा 30 जून 2006 को, वर्ष 2004-05 की 30 जून 2005 को, वर्ष 2003-04 की 9 जुलाई 2004 को, वर्ष 2002-03 की 24 जुलाई 2003 को एवं वर्ष 2001-02 की 7 अगस्त 2002 को मुंबई में आयोजित की गई ।

बोर्ड के नए कार्यपालक निदेशक का पूर्ववृत्त

श्री योगेश अग्रवाल ने बैंक के प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) के रुप में दिनांक 10 अक्तूबर 2006 को कार्यभार ग्रहण किया। इस नियुक्ति के पूर्व वे स्टेट बैंक ऑफ पाटियाला के प्रबंध निदेशक थे। वे बैंक के उप प्रबंध निदेशक एवं मुख्य वित्त अधिकारी और बैंक के चंडीगढ़ मंडल के मुख्य महाप्रबंधक रह चुके हैं। वे दो विदेशी समुपदेशन प्राप्त कर चुके हैं जिनमें दुबई एवं सिंगापुर के विदेशी कार्यालयों का दायित्व भी शामिल है। श्री अग्रवाल प्रशिक्षण से इंजीनीयर हैं।

बैठक शुल्क

पूर्णकालिक निदेशकों का पारिश्रमिक एवं बोर्ड/बोर्ड की समितियों की बैठकों में सहभागिता करने हेतु गैर-कार्यपालक निदेशकों को संदत्त शुल्क चूंकि समय-समय पर भारत सरकार द्वारा निर्दिष्ट किया जाता है, अत: बैंक में पारिश्रमिक समिति का गठन नहीं किया गया है।

निदेशकों को केंद्रीय बोर्ड की प्रत्येक बैठक के लिए 5000 रुपए तथा बोर्ड स्तरीय समिति की एक बैठक के लिए 2500 रुपए बैठक-शुल्क प्रदान किया जाता है । तथापि बैंक के अध्यक्ष एवं प्रबंधक निदेशकों तथा भारत सरकार/भारतीय रिज़र्व बैंक के निदेशकों को बैठक शुल्क नहीं दिया जाता है। वर्ष 2006-07 के दौरान भुगतान किए गए बैठक-शुल्क का विवरण अनुलग्नक-V में दिया गया है ।

अध्यक्ष तथा प्रबंध निदेशकों को 2006-07 में संदत्त वेतन तथा भत्ते

अध्यक्ष

1. श्री ए.के. पुरवार
   (1.4.2006 से 31.05.2006 तक) रु.1,00,830.00
2. श्री ओ.पी. भट्ट
   (26.04.2006 से 30.06.2006 तक प्रबंध निदेशक के रूप में एवं 01.07.2006 से 31.03.2007 तक अध्यक्ष के रूप में) रु.5,52,259.00

प्रबंध निदेशक

1. श्री टी. एस. भट्टाचार्य
   (01.04.2006 से 31.03.2007 तक) रु.5,79,765.75
2. श्री योगेश अग्रवाल
   (10.10.2006 से 31.03.2007 तक) रु.2,67,422.72

प्रगटीकरण

बैंक, अपने प्रमोटरों, निदेशकों या प्रबंधन, उनके अनुषंगियों अथवा संबंधियों के साथ किसी भी ऐसे महत्वपूर्ण भौतिक लेन-देन से असंबद्ध रहा है जो बृहत्तर स्तर पर बैंक के हितों के प्रतिकूल हो।

बैंक ने स्टाक एक्सचेंजों, सेबी, भारिबैं अथवा पूंजी बाजार से संबंधित किसी अन्य सांविधिक प्राधिकारी द्वारा निर्धारित प्रयोज्य सभी नियमों और विनिमयों का विगत 3 वर्षों के दौरान पालन किया है। इनके द्वारा बैंक पर किसी भी प्रकार का दंड या आक्षेप नही लगाया गया है।

बैंक के सतर्कता संबंधी दिशा-निदेश यथेष्ट हैं इसके तहत व्यवस्था है कि बैंक स्टाफ, बैंक के मुख्य सतर्कता अधिकारी से सीधे संपर्क कर सकता है। दिशा-निदेशों के अंतर्गत सचेत-कर्ता की भूमिका के लिए "मुखबिर" कर्मचारी को दंडात्मक कारवाई से सुरक्षा प्रदान की गई है।

बैंक ने स्टाफ-एक्सचेंजों के साथ लिस्टिंग एग्रीमेंट के अनुच्छेद 49 (संशोधित) की सभी शर्तों को पूरा किया है - बशर्ते की अनुच्छेद की अपेक्षाएँ भारतीय स्टेट बैंक के प्रावधानों, उन प्रावधानों के अंतर्गत बनाए गए नियमों और विनियमों तथा भारतीय रिजर्व बैंक द्वारा जारी दिशा-निर्देशों या निदेशों का अतिक्रमण न कर रहे हैं।

Attendance of the Annual General Meeting

The Annual General Meeting for the year 2005-06, which was held on the 30th June 2006, was attended by 11 directors, viz., Shri T.S. Bhattacharya, Shri O.P. Bhatt, Shri Ajay G. Piramal, Prof. M.S. Swaminathan, Shri Suman K. Bery, Dr. Ashok Jhunjhunwala, Shri Ananta Chandra Kalita, Shri Amar Pal, Shri Arun Singh, Shri Rajiv Pandey and Shri Piyush Goyal.

Annual General Meetings

The Annual General Meeting of the shareholders of the Bank for 2005-06 was held on 30th June 2006, for 2004-05 on the 30th June 2005, for 2003-04 on the 9th July 2004, for 2002-03 on 24th July 2003, and for 2001-02 on 7th August 2002, at Mumbai.

Bio-data of the New Whole-time Director on the Board

Shri Yogesh Agarwal joined the Board as Managing Director & Group Executive (National Banking) of the Bank on the 10th October 2006. Prior to this appointment, he was Managing Director, State Bank of Patiala. He has also been the Bank's Dy. Managing Director & Chief Financial Officer, and Chief General Manager of the Chandigarh Circle of the Bank, and has handled two foreign assignments at Bank's foreign offices at Dubai and Singapore. Shri Agarwal is an Engineer by training.

Sitting Fees

The remuneration of the whole-time Directors and the sitting fees paid to the non-executive Directors for attending the meetings of the Board/ Committees of the Board are as prescribed by GOI from time to time and hence, no Remuneration Committee is in place in the Bank.

The Directors are given a sitting fee of Rs.5,000/- for attending every Central Board meeting and Rs.2,500/- for attending a meeting of a Board-level committee. Sitting fees are, however, not paid to the Chairman and Managing Directors of the Bank and GOI/RBI Directors. Details of sitting fees paid during the year 2006-07 are placed in Annexure-V.

Salary and Allowances paid to the Chairman and Managing Directors in 2006-07

Chairmen

1.	Shri A.K. Purwar (01.04.2006 to 31.05.2006)	Rs.1,00,830.00
2.	Shri O.P. Bhatt (26.04.2006 to 30.06.2006 as M.D. & 01.07.2006 to 31.03.2007 as Chairman)	Rs.5,52,259.00

Managing Directors

1.	Shri T.S. Bhattacharya (01.04.2006 to 31.03.2007)	Rs.5,79,765.75
2.	Shri Yogesh Agarwal (10.10.2006 to 31.03.2007)	Rs. 2,67,422.72

Disclosure:

The Bank has not entered into any materially significant related party transactions with its Promoters, Directors, or Management, their subsidiaries or relatives, etc., that may have potential conflict with the interests of the Bank at large.

The Bank has complied with applicable rules and regulations prescribed by stock exchanges, SEBI, RBI or any other statutory authority relating to the capital markets during the last three years. No penalties or strictures have been imposed by them on the Bank.

Vigilance guidelines of the Bank are in place, which provide that the Bank's staff may have direct access to the Bank's Chief Vigilance Officer. The guidelines also protect any staff acting as the 'informer' from any punitive action for being a whistleblower.

The Bank has complied in all respects with the requirements of Clause 49 of the Listing Agreement with the Stock Exchanges, to the extent that the requirements of the Clause do not violate the provisions of State Bank of India Act 1955, the Rules and Regulations made thereunder, and guidelines or directives issued by the Reserve Bank of India.

Mandatory requirements of Clause 49 as to the composition of the Board of Directors, composition and quorum of the Audit Committee, Non-executive directors' compensation, the appointment, re-appointment of the Statutory Auditors and fixation of their fees are not

निदेशक मंडल का गठन, लेखा-परीक्षा समिती का गठन और उसका कोरम, गैर कार्यपालक निदेशकों की प्रतिपूर्ति सांविधिक लेखा-परीक्षकों की नियुक्ति, पुर्ननियुक्ति और उनकी फीस के निर्धारण के संबंध में अनुच्छेद 49 की सांविधिक अपेक्षाएं बैंक पर बाध्यकारी नही हैं क्योंकि भारतीय स्टेट बैंक अधिनियम, भास्टेबैं सामान्य विनियम और भारतीय रिजर्व बैंक के दिशा निर्देशों में इनके लिए अलग से प्रावधान है।

शेयरधारकों के आवास पर अर्ध वार्षिक वित्तीय निष्पादन की घोषणा एवं महत्वपूर्ण घटनाओं को प्रेषित करने को छोड़कर बैंक ने अनुच्छेद 49 की सभी गैर-सांविधिक अपेक्षाओं को अनुपालन किया है। लेकिन उपर्युक्त के संबंध में विस्तृत सूचना बैंक की वेबसाइट पर उपलब्ध करा दी गई है।

बैंक की आचार-संहिता का अनुपालन

बैंक के केंद्रीय बोर्ड - निदेशकों एवं कोर प्रबंधन टीम के सदस्यों ने वित्तीय वर्ष 2006-07 हेतु बैंक की आचार संहिता का अनुपालन करने की पुष्टि की है । अध्यक्ष द्वारा हस्ताक्षरित इस आशय की घोषणा संलग्नक VI में दी गई है। उक्त कोड को बैंक वेबसाइट पर परिचालित किया गया है।

संचार माध्यम

बैंक की यह दृढ़ मान्यता है कि सभी हितधारकों को बैंक के कार्यकलाप, निष्पादन और नए उत्पादों के बारे में पूर्ण जानकारी प्राप्त होनी चाहिए। वर्ष 2006-07 के लिए बैंक के वार्षिक, अर्ध-वार्षिक और तिमाही परिणाम देश के सभी प्रमुख समाचार-पत्रों में प्रकाशित किए गए। इन परिणामों को बैंक की वेबसाइट (www.sbi.co.in और www. statebankofindia.com) पर भी प्रदर्शित किया गया। वार्षिक रिपोर्ट बैंक के सभी शेयरधारकों को भेजी जाती है। बैंक की वेबसाइट पर अन्य सामग्री के साथ-साथ बैंक द्वारा जारी समाचार, बैंक की वार्षिक रिपोर्ट और अर्ध-वार्षिक रिपोर्ट तथा विभिन्न उत्पाद-प्रस्तावों का ब्योरा प्रदर्शित किया जाता है। प्रत्येक वर्ष बैंक के वार्षिक एवं अर्धवार्षिक परिणामों की घोषणा के बाद उसी दिन पत्रकारों के साथ एक बैठक आयोजित की जाती है, जिसमें बैंक के अध्यक्ष द्वारा एक प्रस्तुति तथा मीडिया द्वारा पूछे गए प्रश्नों के उत्तर दिए जाते हैं। इसके बाद एक और बैठक आयोजित की जाती है, जिसमें अनेक निवेश-विश्लेषकों को आमंत्रित किया जाता है और उनसे बैंक के कार्यनिष्पादन पर विस्तृत चर्चा की जाती है। तिमाही परिणामों की घोषणा के बाद प्रेस अधिसूचनाएं जारी की जाती हैं।

शेयरधारकों के लिए सामान्य सूचना

शेयरधारकों की वार्षिक महासभा : दिनांक 25.06.2007, समय अपराह्न 3.30 बजे, स्थान : वाय. वी. चवान सेंटर, जनरल जगन्नाथ भोसले मार्ग, नरीमन प्वाइंट, मुंबई-400 021

वित्तीय कैलेंडर	:	1-4-2006 से 31-3-2007
बहीबंदी की तिथि	:	15-06-2007 से 25-06-2007
लाभांश-भुगतान तिथि	:	20-07-2007
शेयर बाजार जिनमें सूचीकरण किया गया है	:	मुंबई, अहमदाबाद, कोलकाता, नई दिल्ली, चेन्नै और राष्ट्रीय शेयर बाजार, मुंबई (विश्व जमा रसीदें लंदन शेयर बाजार में सूचीकृत हैं) लंदन शेयर बाजार (एलएसई) सहित सभी शेयर बाजारों को अद्यतन सूचीकरण शुल्क अदा कर दिया गया है।
स्टाक कोड	:	112
निक्षेपागार (डिपाजिटरी)		
सहभागिता	:	नेशनल सिक्यूरिटीज डिपाजिटरी लि. और सेंट्रल डिपाजिटरी सर्विसेस लि. डिमेट रूप में बैंक के शेयरों के निक्षेपागार (डिपाजिटरी) धारक हैं।
इलेक्ट्रानिक समाशोधन	:	भारतीय स्टेट बैंक शेयरों के लाभांशों का भुगतान भारतीय रिज़र्व बैंक के 15 इलेक्ट्रानिक समाशोधन केंद्रों के माध्यम से भी किया जा रहा हैं।

binding on the Bank, as separate provisions in the State Bank of India Act, SBI General Regulations and the Reserve Bank of India guidelines deal with the same.

The Bank has complied with all applicable non-mandatory requirements of Clause 49, except for sending half-yearly declaration of financial performance and summary of significant events to the households of shareholders, since detailed information on the same is posted on the website of the Bank.

Compliance with Bank's Code of Conduct

The Directors on the Bank's Central Board and Senior Management have affirmed compliance with the Bank's Code of Conduct for the financial year 2006-07. Declaration to this effect signed by the Chairman is placed in Annexure-VI. The Code is posted on the Bank's website.

Means of Communication

The Bank strongly believes that all stakeholders should have access to complete information on its activities, performance and product initiatives. Annual, half-yearly and quarterly results of the Bank for the year 2006-07 were published in all leading newspapers of the country. The results were also displayed on the Bank's website (www.sbi.co.in and www.statebankofindia.com). The Annual Report is sent to all shareholders of the Bank. The Bank's website displays, interalia, official news releases of the Bank, the Bank's Annual Report and Half-yearly report, and details of various product offerings. Every year, after the annual and half-yearly results are declared, a Press-meet is held on the same day, in which the Chairman makes a presentation and answers the queries of the media. This is followed by another meeting to which a number of investment analysts are invited. Details of the Bank's performance are discussed with the analysts in the meeting. After declaring quarterly results, press notifications are issued.

General Shareholder Information:

The Annual General Meeting of the Shareholders: Date: 25-06-2007, Time 3.30 p.m. Venue: "Y.B. Chavan Centre", General Jagannath Bhosale Marg, Nariman Point, Mumbai 400 021.

Financial Calendar	: 1-4-2006 to 31-03-2007
Date of Book Closure	: 15.06.2007 to 25.06.2007
Dividend Payment Date	: 20-07-2007
Listing on Stock Exchanges	: Mumbai, Ahmedabad, Kolkata, New Delhi, Chennai and National Stock Exchange, Mumbai. (GDRs listed on London Stock Exchange – LSE) Listing fees have been paid upto date to all Stock Exchanges including LSE.
Stock Code	: 112
Depository Participation	: The National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CSDL) are the depositories holding the Bank's shares in demat form
Electronic Clearing	: Dividend on SBI shares is also being paid through 15 RBI's Electronic Clearing Centres.

पंजीयक और अंतरण एजेंट और उनका पता	:	में. डाटामैटिक्स फाइनैंशल सर्विसेस लिमिटेड, यूनिट : भारतीय स्टेट बैंक, प्लाट ए-16 एवं 17, एमआइडीसी, पार्ट बी, क्रॉस लेन, मरोल, अंधेरी (पूर्व), मुंबई-400 093.
बोर्ड फोन नं.	:	022-6671 2151 से 2156 तक
ई-मेल पता	:	sbi_eq@dfssl.com
फैक्स	:	(022) 6671 2203
शेयर-अंतरण प्रणाली	:	आर एंड टी एजेंट के माध्यम से
बकाया जीडीआर	:	31.03.2007 को 2,07,27,309 (संख्या)
पत्र व्यवहार के लिए पता	:	भारतीय स्टेट बैंक, शेयर एवं बांड विभाग, केंद्रीय कार्यालय, स्टेट बैंक भवन, 8वीं मंजिल, एमसी रोड, नरीमन प्वाइंट, मुंबई-400 021
फोन	:	(022) 2202 2678 (022) 2288 3888 (022) 2283 0535
फैक्स	:	(022) 2202 2678 (022) 2285 5348
ई मेल पता	:	gm.snb@sbi.co.in

शेयर-कीमत उतार-चढ़ाव

शेयर-कीमत उतार- चढ़ाव और बीएसई संसेक्स-तालिका 10 में प्रस्तुत किए गए हैं। बैंक के शेयरों का बाजार-पूंजीकरण बीएसई में 1.69% और एनएसई में 2.74 % के भारांक पर था, जो मार्च 2007 की समाप्ति पर बीएसई में 13 वें एवं एनएसई में 11वें स्थान पर रहा। बैंक का शेयर सबसे ज्यादा क्रय-विक्रय किए जाने वाले शेयरों में से एक रहा।

तालिका - 10 बाजार मूल्य आंकड़े
(अंतिम मूल्य)

मास	बीएसई में भारतीय स्टेट बैंक के शेयर का मूल्य (रु)		बीएसई सूचकांक	
	अधिकतम	न्यूनतम	अधिकतम	न्यूनतम
अप्रैल 2006	1,006.60	882.35	12,042.56	11,237.23
मई 2006	1,001.25	831.00	12,612.38	10,398.61
जून 2006	840.25	709.00	10.609.25	8,929.44
जुलाई 2006	810.05	689.50	10.930.09	10,007.34
अगस्त 2006	931.65	807.90	11,723.92	10,751.66
सितंबर 2006	1,028.85	917.85	12,454.42	11,550.59
अक्तूबर 2006	1,095.50	1,004.90	13,024.26	12,204.01
नवंबर 2006	1,314.00	1,105.00	13,773.59	13,072.51
दिसंबर 2006	1,360.20	1,179.85	13,972.03	12,995.02
जनवरी 2007	1,265.15	1,136.90	14,282.72	13,362.16
फरवरी 2007	1,203.10	1,039.15	14,652.09	12,938.09
मार्च 2007	1,052.55	914.40	13,308.03	12,415.04

निवेशकों की आवश्यकताएं

निवेशकों की शेयरधारित संबंधी विभिन्न आवश्यकताओं को पूरा करने के लिए मुंबई कारपोरेट केंद्र में पूर्ण सुव्यवस्थित विभाग (शेयर एवं बांड विभाग) है एवं 14 स्थानीय प्रधान कार्यालयों में शेयर एवं बांड कक्ष है । निवेशकों की शिकायतें, चाहें बैंक कार्यालयों को मिली हो या रजिस्ट्रीकरण और अंतरण-एजेंट को, उनका त्वरित निवारण किया जाता है। इस कार्य की निगरानी शीर्ष प्रबंधन स्तर पर की जाती है। बैंक ने देश भर में 88 अन्य केंद्रों का चयन कर प्रत्येक केंद्र पर शेयरधारकों/निवेशकों की आवश्यकताओं पर ध्यान देने के लिए एक अधिकारी को पदनामित किया है।

Registrar and Transfer Agent and their address	:	M/s Datamatics Financial Services Limited, Unit: State Bank of India, Plot A – 16 & 17, MIDC, Part B, Cross Lane, Marol, Andheri (E), Mumbai 400 093.
Board Phone Numbers	:	022- 6671 2151 to 2156
Direct Numbers	:	6671 2199/2832 7825/ 6671 2201
E mail address	:	sbi_eq@dfssl.com
Fax	:	(022) 6671 2203
Share Transfer system	:	Through R&T Agent
Outstanding GDR	:	2,07,27,309 (Nos.) as on 31-03-2007
Address for Correspondence	:	State Bank of India, Shares & Bonds Department, Central Office, State Bank Bhavan, 8th floor, M.C. Road, Nariman Point, Mumbai 400 021.
Telephones	:	(022) 2202 2678 (022) 2288 3888 (022) 2283 0535
Fax	:	(022) 2202 2678 (022) 2285 5348
E mail address	:	gm.snb@sbi.co.in

Share Price Movement:

The movement of the share price and the BSE Sensex is presented in Table No. 10. The market capitalisation of the Bank's shares had a weightage of 1.69% at BSE and 2.74% at NSE, occupying the 13th position at BSE & 11th at NSE as at the end of March, 2007. The Bank's scrip has been one of the heavily traded scrips.

Table - 10 Market Price Data

(Closing Values)

Months	SBI's Share Price at BSE (Rs.)		BSE Sensex	
	High	Low	High	Low
Apr-06	1,006.60	882.35	12,042.56	11,237.23
May-06	1,001.25	831.00	12,612.38	10,398.61
Jun-06	840.25	709.00	10.609.25	8,929.44
Jul-06	810.05	689.50	10.930.09	10,007.34
Aug-06	931.65	807.90	11,723.92	10,751.66
Sep-06	1,028.85	917.85	12,454.42	11,550.59
Oct-06	1,095.50	1,004.90	13,024.26	12,204.01
Nov-06	1,314.00	1,105.00	13,773.59	13,072.51
Dec-06	1,360.20	1,179.85	13,972.03	12,995.02
Jan-07	1,265.15	1,136.90	14,282.72	13,362.16
Feb-07	1,203.10	1,039.15	14,652.09	12,938.09
Mar-07	1,052.55	914.40	13,308.03	12,415.04

Investors' Needs:

To meet various requirements of the investors regarding their holdings, the Bank has a full-fledged Department at its Corporate Centre (Shares & Bonds Department) at Mumbai and Shares & Bonds Cells at the 14 Local Head Offices. The investors' grievances, whether received at the Bank's offices or at the office of the Registrar and Transfer Agents, are redressed expeditiously and monitored at the Top Management level. The Bank has also identified 88 other centers across the country and designated one official at each centre to attend to the Shareholders'/ Investors' needs.

तालिका - 11 शेयरधारिता का विवरण (31.03.2007 की स्थिति के अनुसार)

शेयरधारक	धारित शेयरों का प्रतिशत
भारतीय रिज़र्व बैंक	59.73%
अनिवासी (विदेशी संस्थागत निवेशक/ विदेशी कारपोरेट निकाय/अनिवासी भारतीय/ विश्व जमा रसीदें)	19.83%
बीमा कंपनियों/बैंकों सहित वित्तीय संस्थाएँ	5.28%
म्यूचुअल फंड्स/सरकारी कंपनियाँ / भारतीय यूनिट ट्रस्ट	6.92%
देशी कंपनियाँ/न्यास	2.28%
निवासी व्यक्तियों सहित अन्य	5.96%
शेयरधारकों की संख्या	526782

तालिका - 12 बैंक के दस शीर्ष शेयरधारक (31.03.2007 की स्थिति के अनुसार)

शेयरधारक	धारित शेयरों का प्रतिशत
1. भारतीय रिज़र्व बैंक	59.73
2. दि बैंक ऑफ न्यूयार्क (जीडीआर)	7.88
3. भारतीय जीवन बीमा निगम	4.08
4. सीएलएसए मर्चेन्ट बैंकर्स लिमिटेड खाता कालयोन -(एफआईआई)	2.49
5. बीएमएफ-बैंक बीईएस - इनवेस्टमेंट खाता	1.42
6. फिडेलिटी मैनेजमेंट एंड रिसर्च कंपनी खाता सीएफआइ	0.88
7. एफ आइ डी फंड्स (मारिशस) लि.	0.74
8. 'सिटी ग्रुप' ग्लोबल मार्केट्स मारिशस प्रा.लि.	0.72
9. गोल्डमेन सैच्स इन्वेस्टमेंट (मारिशस) आइ. लि.	0.63
10. सिंगापुर सरकार	0.60



एसबीआइ शेयर-मूल्य सूचकांक एवं सेंसेक्स सूचकांक का उतार-चढ़ाव
SBI Share Price Index and Sensex Index Movement
160
140
120
100
80
60
40
20
0
अप्रैल Apr-06
मार्च Mar-07
शेयर-मूल्य सूचकांक Share Price Index
सेंसेक्स सूचकांक Sensex Index

Table – 11 Distribution of Shareholdings (As on 31-03-2007)

Shareholders	% of shares held
Reserve Bank of India	**59.73%**
Non-residents (FIIs/ OCBs / NRIs /GDRs)	**19.83%**
Financial Institutions including Insurance Companies/ Banks	**5.28%**
Mutual Funds/ Government Companies/ UTI	**6.92%**
Domestic companies/Trusts	**2.28%**
Others including Resident individuals	**5.96%**
No. of Shareholders	**526782**

Table – 12 Top Ten Shareholders of the Bank (As on 31-03-2007)

Name of the Holder	Equity held (%)
1 Reserve Bank of India	59.73
2 The Bank of New York (GDRs)	7.88
3 Life Insurance Corp. of India	4.08
4 CLSA Merchant Bankers Ltd A/c Calyon (FII)	2.49
5 BMF-BANK BEES – Investment A/c	1.42
6 Fidelity Management and Research Company A/c CFI	0.88
7. FID Funds (Mauritius) Ltd	0.74
8. CITI Group Global Markets Mauritius Pvt Ltd.,	0.72
9. Goldman Sachs Investment (Mauritius) I Ltd.,	0.63
10.Government of Singapore	0.60


31.3.2007 को शेयरधारिता का स्वरूप
Shareholding Pattern as on 31.3.2007
5.96
2.28
6.92
5.28
19.83
59.73
a
b
c
d
e
f
क. आरबीआइ
a. RBI
ख. अनिवासी (वि.सं.नि, वि.का.नि,अनि.भा,ग्लो.डी.आर.)
b. Non-residents (FIIs, OCBs, NRIs, GDRs)
ग. वित्तीय संस्थाएँ तथा बीमा कंपनियां/बैंक
c. FIs including Insurance Companies/Banks
घ. म्युचुअल फंड/सरकारी कंपनियां/यूटीआय
d. Mutual Funds/Government Companies/UTI
ङ. देशी कंपनियां/न्यास
e. Domestic Companies/Trusts
च. निवासी व्यक्ति सहित अन्य
f. Others including resident individuals

अनुलग्नक I

31 मार्च 2007 को बोर्ड के गैर-कार्यपालक निदेशकों के संबंध में संक्षिप्त जानकारी

श्री अजय जी.पीरामल

(जन्मतिथि : 3 अगस्त 1955)

श्री अजय जी. पीरामल, उद्योगपति, भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 1 सितंबर 2004 से तीन वर्ष के लिए और यदि पुनर्निर्वाचित किए गए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं। श्री पीरामल, कपड़ा उद्योग, फार्मास्युटिकल्स, ग्लास कंटेनर्स, कटिंग टूल्स, इलेक्ट्रानिक्स, रियल स्टेट आदि का व्यवसाय करने वाले विविध समूह (पीरामल एंटरप्राइजेज लि.) के अध्यक्ष हैं।

प्रोफेसर एम.एस.स्वामिनाथन

(जन्मतिथि : 7 अगस्त 1925)

प्रो. स्वामिनाथन, भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 31 अगस्त 2005 से 31 अगस्त 2007 तक निदेशक बने रहेंगे। डॉ. स्वामिनाथन वनस्पति-जीव के क्षेत्र में अपने कार्य के कारण विश्व प्रसिद्ध हैं तथा महान वैज्ञानिक हैं। समुदाय-नेतृत्व के लिए उन्हें रेमोन-मैगसेसे पुरस्कार प्राप्त हुआ है। वे 'एम.एस.स्वामिनाथन शोध संस्थान' के अध्यक्ष हैं। यह संस्थान विश्व खाद्य पुरस्कार से जुड़े फंड द्वारा स्थापित किया गया है। (प्रो.स्वामिनाथन ने 11.04.2007 को बोर्ड से इस्तीफा दे दिया है।)

श्री सुमन कुमार बेरी

(जन्मतिथि : 18 जुलाई 1949)

श्री सुमन कुमार बेरी, अर्थशास्त्री, भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 15 सितंबर 2005 से तीन वर्ष के लिए और यदि पुनर्निर्वाचित किए गए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं। वे राष्ट्रीय व्यावहारिक आर्थिक अनुसंधान परिषद, नई दिल्ली के महानिदेशक हैं। इसके पहले वे विश्व बैंक के साथ कार्य कर चुके हैं तथा भारतीय रिज़र्व बैंक के सलाहकार रह चुके हैं।

डॉ. अशोक झुनझुनवाला

(जन्मतिथि : 22 जून 1953)

डॉ.अशोक झुनझुनवाला भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 15 सितंबर 2005 से तीन वर्ष के लिए और यदि पुनर्निर्वाचित किए गए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं। डॉ. झुनझुनवाला भारतीय प्रौद्योगिकी संस्थान, चेन्नै के इलेक्ट्रिकल इंजिनियरिंग विभाग में प्रोफेसर हैं तथा संस्थान के दूर संचार और कंप्यूटर नेटवर्क समूह के अग्रणी नायक हैं। यह विभाग दूर संचार और कंप्यूटर नेटवर्क प्रणाली के विकास के लिए इन उद्योगों के साथ सघन रूप से कार्य कर रहा है।

श्री अनंत सी.कलिता

(जन्मतिथि : 1 जून 1948)

श्री अनंत चंद्र कलिता, भारतीय स्टेट बैंक अधिनियम की धारा 19 (गक) के अंतर्गत कामगार स्टाफ के प्रतिनिधि के रूप में 15 जुलाई 2003 से तीन वर्ष की अवधि हेतु या बैंक के कामगार कर्मचारी के पद से सेवामुक्त होने तक या अगला आदेश जारी होने तक, जो भी पहले हो, नियुक्त निदेशक हैं। किंतु वे इस पद पर लगातार छह वर्ष से अधिक समय तक नहीं रह सकेंगे। वे भारतीय स्टेट बैंक, आंचलिक कार्यालय, गुवाहाटी में प्रधान सहायक हैं।

श्री अमर पाल

(जन्मतिथि : 1 अप्रैल 1948)

श्री अमर पाल, भारतीय स्टेट बैंक अधिनियम की धरा 19 (गघ) के अंतर्गत गैर-कामगार स्टाफ के प्रतिनिधि के रूप में 19 अगस्त 2005 से 31 मार्च 2008 तक की अवधि के लिए केंद्र सरकार द्वारा नियुक्त किए गए हैं। वे 31 मार्च 2008 को सेवा मुक्त हो रहे हैं। सेवा मुक्त होने या अधिकारी पद से हटने - इन दोनों में जो भी पहले हो, तब तक वो निदेशक बने रहेगे। श्री पाल बैंक के स्थानीय प्रधान कार्यालय, चंडीगढ़ में उप प्रबंधक हैं।

श्री अरुण सिंह

(जन्मतिथि : 4 अप्रैल 1965)

श्री अरुण सिंह, भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 25 जुलाई 2003 से तीन वर्ष के लिए अथवा उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो, (अधिकतम छह वर्ष), केंद्र सरकार द्वारा नामित निदेशक हैं। वे सनदी लेखाकार और मेसर्स अरुण सिंह एंड कं.के वरिष्ठ भागीदार हैं तथा पूर्व में यूनियन बैंक ऑफ इंडिया के बोर्ड के निदेशक रहे हैं।

श्री राजीव पांडे

(जन्मतिथि : 7 सितंबर 1957)

श्री राजीव पांडे, भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 23 जनवरी 2004 से तीन वर्ष के लिए अथवा

Annexure I

Brief Resumes of the Non-executive Directors on the Board on 31st March 2007

Shri Ajay G. Piramal

(Date of Birth: 3rd August, 1955)

Shri Ajay G. Piramal, an industrialist, is a Director elected by the shareholders u/s 19(c) of SBI Act w.e.f. 1st September 2004, for three years and if re-elected, for a further period of three years. Shri Piramal heads a diversified group (Piramal Enterprises Ltd.) with interests in textiles, pharmaceuticals, glass containers, cutting tools, electronics, real estate, etc.

Prof. M.S. Swaminathan

(Date of Birth: 7th August 1925)

Prof. M.S. Swaminathan is a Director elected by the shareholders u/s 19(c) of SBI Act w.e.f. 31st August 2005. Dr. Swaminathan is a world famous plant geneticist and scientist, recipient of the Ramon Magsaysay Award for Community Leadership and Chairman of the M.S. Swaminathan Research Foundation established with the funds associated with the World Food Prize. (Prof. Swaminathan has resigned from the Board w.e.f. 11.04.2007)

Shri Suman Kumar Bery

(Date of Birth: 18th July 1949)

Shri Suman Kumar Bery, an Economist, is a Director elected by the shareholders u/s 19(c) of the SBI Act w.e.f. 15th September 2005, for three years and if re-elected, for a further period of three years. He is the Director General (CEO) of National Council of Applied Economic Research (NCAER), New Delhi and has earlier worked with the World Bank and also as advisor with the Reserve Bank of India.

Dr. Ashok Jhunjhunwala

(Date of Birth: 22nd June 1953)

Dr. Ashok Jhunjhunwala is a Director elected by the Shareholders u/s 19(c) of SBI Act, w.e.f. 15th September 2005, for three years and if re-elected, for a further period of three years. He is a Professor of the Department of Electrical Engineering, and leads the Telecommunications and Computer Network Group (TeNeT) at IIT, Madras, that is working closely with industry in the development of a number of Telecom and Computer Network Systems.

Shri Ananta C. Kalita

(Date of Birth: 1st June 1948)

Shri Ananta Chandra Kalita is a Director appointed u/s 19(ca) of the SBI Act, representing the workmen staff, w.e.f. 15th July 2003, for a period of three years or until he ceases to be a workman employee of the Bank or until further orders, whichever is earlier, provided that he shall not hold office continuously for a period exceeding six years. He is Head Assistant, State Bank of India, Zonal Office, Guwahati.

Shri Amar Pal

(Date of Birth: 1st April 1948)

Shri Amar Pal is a Director appointed by the Central Government u/s 19(cb) of SBI Act, representing non-workmen staff, w.e.f. 19th August 2005 till 31st March 2008, i.e., the date on which he will attain the age of superannuation or until he ceases to be an officer of the Bank, whichever is earlier. He is Deputy Manager, Chandigarh, Local Head Office of the Bank.

Shri Arun Singh

(Date of Birth: 4th April 1965)

Shri Arun Singh is a Director nominated by the Central Government under Section 19(d) of the SBI Act, w.e.f. 25th July 2003, for three years or till the appointment of his successor, whichever is later (maximum six years). He is a Chartered Accountant and a senior partner of M/s. Arun Singh & Co. and was earlier a Director on the Board of Union Bank of India.

Shri Rajiv Pandey

(Date of Birth: 7th September 1957)

Shri Rajiv Pandey is a Director nominated by the Central Government under Section 19(d) of the SBI Act, w.e.f. 23rd January 2004, for three years or till the

उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो, (अधिकतम छह वर्ष), केंद्र सरकार द्वारा नामित निदेशक हैं। वे सनदी लेखाकार और मेसर्स एस.डी.पांडेय एंड कं.के भागीदार और राजीव पांडेय एंड कं. के मालिक हैं।

श्री पीयूष गोयल

(जन्मतिथि : 13 जून 1964)

श्री पीयूष गोयल, भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अतर्गत 23 जनवरी 2004 से तीन वर्ष के लिए अथवा उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो (अधिकतम छह वर्ष), केंद्र सरकार द्वारा नामित निदेशक हैं। वे सनदी लेखाकार हैं और इसके पहले वे बैंक ऑफ बड़ौदा के बोर्ड में निदेशक रह चुके हैं। वे फ्लैशनेट इंफोसोल्यूशंस (आइ.) लि. के अध्यक्ष एवं प्रबंध निदेशक भी हैं।

श्री विनोद राय

(जन्मतिथि : 23 मई 1948)

श्री विनोद राय, भारतीय स्टेट बैंक अधिनियम की धारा 19(ङ) के अंतर्गत, 31 अक्तूबर 2006 से निदेशक (भारत सरकार द्वारा नामित) हैं। श्री राय भारत सरकार के सचिव (वित्तीय क्षेत्र) हैं।

श्रीमती श्यामला गोपीनाथ

(जन्मतिथि : 20 जून 1949)

श्रीमती श्यामला गोपीनाथ, भारतीय स्टेट बैंक अधिनियम की धारा 19(च) के अंतर्गत 28 सितंबर 2004 से भारतीय रिज़र्व बैंक द्वारा नामित निदेशक हैं। श्रीमती श्यामला गोपीनाथ भारतीय रिज़र्व बैंक की उप गर्वनर हैं।

appointment of his successor, whichever is later (maximum six years). He is a Chartered Accountant and a partner of M/s. S. D. Pandey & Co. and Proprietor of Rajiv Pandey & Co.

Shri Piyush Goyal

(Date of Birth: 13th June 1964)

Shri Piyush Goyal is a Director nominated by the Central Government under Section 19(d) of the SBI Act, w.e.f. 23rd January 2004, for three years or till the appointment of his successor, whichever is later (maximum six years). He is a Chartered Accountant and was earlier a Director on the Board of Bank of Baroda. He is also the Chairman & Managing Director of Flashnet Infosolutions (I) Ltd.

Shri Vinod Rai

(Date of Birth: 23rd May 1948)

Shri Vinod Rai is a Director u/s 19(e) of SBI Act (nominated by GOI), w.e.f. 31st October 2006. Shri Rai is Secretary (Financial Sector), Government of India.

Smt. Shyamala Gopinath

(Date of Birth: 20th June 1949)

Smt. Shyamala Gopinath is a Director u/s 19(f) of SBI Act (nominated by Reserve Bank of India), w.e.f. 28th September 2004. Smt. Gopinath is Deputy Governor, Reserve Bank of India.

अनुलग्नक V Annexure V

केंद्रीय बोर्ड एवं बोर्ड स्तरीय समिति के बैठक में उपस्थित होने के लिए निदेशकों को अदा किए गए बैंठक शुल्क के ब्योरें - 2006-07

Details of Sitting Fees paid to Directors for attending Meetings of the Central Board and Board level Committees during 2006-07

क्र.सं Sl. No.	निदेशक का नाम Name of Director	केंद्रीय बोर्ड @ Central Board @ @ रु. Rs. 5,000/-	केंद्रीय बोर्ड कार्यकारिणी समिति ECCB @ @ रु. Rs. 2,500/-	अन्य बोर्ड स्तरीय समिति Other Committees @ रु. Rs. 2,500/-	कुल Total
1	श्री अजय जी. पीरामल Shri Ajay G. Piramal	25,000/-	20,000/-	–	45,000/-
2	प्रो. एम.एस.स्वामिनाथन (11.04.2007 से पदत्याग) Prof. M.S.Swaminathan (resigned w.e.f. 11.04.2007)	15,000/-	12,500/-	5,000/-	32,500/-
3	श्री सुमन कुमार बेरी Shri Suman Kumar Bery	35,000/-	47,500/-	20,000/-	1,02,500/-
4	डॉ. अशोक झुनझुनवाला Dr. Ashok Jhunjhunwala	35,000/-	30,000/-	27,500/-	92,500/-
5	श्री ए.सी. कलिता Shri Ananta Chandra Kalita	40,000/-	60,000/-	–	1,00,000/-
6	श्री अमर पाल Shri Amar Pal	40,000/-	62,500/-	–	1,02,500/-
7	श्री अरुण सिंह Shri Arun Singh	25,000/-	52,500/-	25,000/-	1,02,500/-
8	श्री राजीव पांडे Shri Rajiv Pandey	40,000/-	1,22,500/-	22,500/-	1,85,000/-
9	श्री पीयूष गोयल Shri Piyush Goyal	45,000/-	1,17,500/-	32,500/-	1,95,000/-

अनुलग्नक VI

भारतीय स्टेट बैंक

घोषणा

बैंक की आचार संहिता के अनुपालन की पुष्टि

मैं घोषित करता हूँ कि सभी बोर्ड सदस्यों और वरिष्ठ प्रबंधन ने वित्तीय वर्ष 2006-07 के लिए बैंक की आचार संहिता के अनुपालन की पुष्टि की है।

हस्ता.-

(ओ.पी.भट्ट)

अध्यक्ष

5 अप्रैल 2007

ANNEXURE VI

STATE BANK OF INDIA

DECLARATION

AFFIRMATION OF COMPLIANCE WITH THE BANK'S CODE OF CONDUCT

I declare that all Board Members and Senior Management have affirmed compliance with the Bank's Code of Conduct for the Financial Year 2006-07.

Sd/-

(O.P. BHATT)
CHAIRMAN
5th April 2007

चतुर्वेदी एंड कं.
सनदी लेखाकार

प्रमाणपत्र

प्रति
भारतीय स्टेट बैंक के शेयरधारक

हमने 31 मार्च 2007 को समाप्त वर्ष के लिए भारतीय स्टेट बैंक द्वारा कारपोरेट अभिशासन की उन शर्तों के अनुपालन की जाँच की है, जो शेयर-बाजारों के साथ भारतीय स्टेट बैंक के सूचीकरण-करार के खंड 49 में निर्धारित की गई हैं।

कारपोरेट अभिशासन की शर्तों के अनुपालन की जिम्मेदारी प्रबंधन वर्ग की है। हमारी जाँच कारपोरेट अभिशासन की शर्तों का अनुपालन सुनिश्चित करने हेतु भारतीय स्टेट बैंक द्वारा अपनाई गई कार्यविधियों तथा उनके कार्यान्वयन तक ही सीमित थी। यह न तो लेखा-परीक्षा है और न ही भारतीय स्टेट बैंक के वित्तीय विवरणों पर अभिमत की अभिव्यक्ति है।

हमारी राय में और जहाँ तक हमें जानकारी है, उसके अनुसार एवं हमें दिए गए स्पष्टीकरणों के अनुसार हम प्रमाणित करते हैं कि भारतीय स्टेट बैंक ने उपर्युक्त सूचीकरण-करार में निर्धारित कारपोरेट अभिशासन की शर्तों का अनुपालन किया है।

हम सूचित करते हैं कि शेयरधारक / निवेशक शिकायत-निवारण समिति द्वारा रखे गए अभिलेखों के अनुसार भारतीय स्टेट बैंक के विरुद्ध कोई भी निवेशक-शिकायत एक माह से अधिक अवधि के लिए लंबित नहीं है, किंतु भारतीय प्रतिभूति और एक्सचेंज बोर्ड / बंबई स्टॉक एक्सचेंज द्वारा संदर्भित 18 शिकायतें न्यायालय के विचाराधीन हैं।

हम यह भी सूचित करते हैं कि यह अनुपालन भारतीय स्टेट बैंक की भावी व्यवहार्यता के संबंध में न तो आश्वासन है, न ही उस कुशलता अथवा प्रभावकारिता से संबंधित है, जिसके द्वारा प्रबंधन वर्ग ने भारतीय स्टेट बैंक का संचालन किया है।

चतुर्वेदी एंड कं.
सनदी लेखाकारों के लिए तथा उनकी ओर से

ह.
(एस. एन. चतुर्वेदी)
भागीदार
सदस्यता क्र.: 40479

स्थान : मुंबई
दिनांक : 7 मई 2007

CHATURVEDI & COMPANY

Chartered Accountants

CERTIFICATE

To the Shareholders of
State Bank of India

We have examined the compliance of conditions of Corporate Governance by the State Bank of India, for the year ended on the 31st March 2007 as stipulated in clause 49 of the Listing Agreement of the State Bank of India with Stock Exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the State Bank of India for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the State Bank of India.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the State Bank of India has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We state that no investor grievances are pending for a period exceeding one month against the State Bank of India as per records maintained by the Shareholders/Investors Grievance Committee. However, eighteen grievances referred by SEBI/BSE are Sub-judice.

We further state that such compliance is neither an assurance as to the future viability of the State Bank of India nor the efficiency or effectiveness with which the management has conducted the affairs of the State Bank of India.

For and on behalf of

Chaturvedi & Company
Chartered Accountants

(S. N. Chaturvedi)
Partner
M. No.: 40479

Place: Mumbai
Date: 7th May, 2007

Balance Sheet
Profit & Loss Account and
Cash Flow Statement of
State Bank of India

भारतीय स्टेट बैंक का 31 मार्च 2007 की स्थिति के अनुसार तुलन-पत्र
BALANCE SHEET OF STATE BANK OF INDIA AS ON 31ST MARCH 2007

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और देयताएँ CAPITAL AND LIABILITIES	31.3.2007 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2007 (current year)	31.3.2006 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2006 (previous year)
	रु. Rs.	रु. Rs.
पूंजी Capital	526,29,89	526,29,89
आरक्षितियाँ और अधिशेष Reserves & Surplus	30772,25,75	27117,78,72
जमाराशियाँ Deposits	435521,08,94	380046,05,53
उधार Borrowings	39703,33,52	30641,24,43
अन्य देयताएँ और प्रावधान Other liabilities & provisions	60042,25,78	55697,56,88
योग TOTAL	566565,23,88	494028,95,45

आस्तियाँ ASSETS	31.3.2007 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2007 (current year)	31.3.2006 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2006 (previous year)
	रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और जमाराशियाँ Cash & balances with Reserve Bank of India	29076,42,50	21652,70,39
बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि Balances with banks & money at call & short notice ...	22892,26,50	22907,29,72
विनिधान Investments	149148,88,25	162534,24,10
अग्रिम Advances	337336,49,35	261800,93,59
अचल आस्तियाँ Fixed Assets	2818,86,67	2752,93,39
अन्य आस्तियाँ Other Assets	25292,30,61	22380,84,26
योग TOTAL	566565,23,88	494028,95,45
समाश्रित देयताएँ Contingent liabilities	रु. Rs. 306590,01,55	रु. Rs.228881,37,72
संग्रहण के लिए बिल Bills for collection	रु. Rs. 23367,51,09	रु. Rs. 20592,95,35

नोट: भारतीय प्रतिभूति विनिमय बोर्ड के दिनांक 26-4-2007 के परिपत्र क्रमांक एसइबीआइ/सीएफडी/डीआइएल/एल/2/2007/264 में उल्लिखित अनुदेशों के अनुसार संक्षिप्त वित्तीय विवरण का मुद्रण किया गया है। यदि शेअर धारक संपूर्ण तुलन-पत्र, लाभ और हानि लेखा तथा लेखा परीक्षकों की रिपोर्ट की प्रति चाहते है तो उनसे प्राप्त लिखित-आवेदन के आधार पर उन्हे उक्त मदे शेअर एवं बान्ड विभाग द्वारा प्रेषित कर दी जाएगी। पूरी वार्षिक रिपोर्ट और तुलन पत्र को बैंक की वेबसाइट www.sbi.co.in या www.statebankofindia.com से डाउन लोड किया जा सकता है।

Note: Abridged financial statement has been printed pursuant to instructions contained in SEBI Circular No. SEBI/CFD/DIL/LA/2/2007/26/4 dated 26-4-2007. On a written request from a shareholder, the complete and full Balance Sheet, Profit & Loss Account and Auditors' Report will be sent to the said shareholders by S & B department. Full version can also be down loaded from our website www.sbi.co.in or www.statebankofindia.com

भारतीय स्टेट बैंक का 31 मार्च 2007 को समाप्त वर्ष के लिए लाभ और हानि खाता
PROFIT AND LOSS ACCOUNT OF STATE BANK OF INDIA FOR THE YEAR ENDED 31ST MARCH 2007

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2007 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2007 (current year)	31.3.2006 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2006 (previous year)
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned		39491,02,55	35979,56,94
अन्य आय Other Income		5769,24,87	7435,20,17
	योग TOTAL	45260,27,42	43414,77,11
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended		23436,82,10	20390,44,70
परिचालन व्यय Operating expenses		11823,51,68	11725,09,74
प्रावधान और आकस्मिक व्यय Provisions and contingencies		5458,62,91	6892,55,51
	योग TOTAL	40718,96,69	39008,09,95
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		4541,30,73	4406,67,16
अग्रानीत लाभ Profit brought forward		33,93	33,93
सामान्य आरक्षितियों से अंतरण Transfer from General Reserve		2,88,57	—
	योग TOTAL	4544,53,23	4407,01,09
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अंतरण Transfer to statutory reserves		3358,11,32	2933,77,44
पूंजी आरक्षिति में अंतरण Transfer to Capital Reserve		3,91	115,22,00
राजस्व अंव आरक्षितियों में अंतरण Transfer to Revenue and other reserves		324,00,00	517,52,00
लाभांश Dividend		736,81,84	736,81,84
लाभांश पर कर Tax on dividend		125,22,23	103,33,88
शेष राशि जो आगे तुलन-पत्र में ले जाई गई है Balance carried over to Balance Sheet		33,93	33,93
	योग TOTAL	4544,53,23	4407,01,09
प्रति शेयर बेसिक एवं डायल्यूटिव आय Basic and dilutive Earnings per Share		रु. Rs. 86.29	रु. Rs. 83.73

<u>संबंधित पक्ष</u>

i. **अनुषंगियाँ**

क. देशी बैंकिंग अनुषंगियाँ

1. स्टेट बैंक ऑफ बीकानेर एंड जयपुर
2. स्टेट बैंक ऑफ हैदराबाद
3. स्टेट बैंक ऑफ इंदौर
4. स्टेट बैंक ऑफ मैसूर
5. स्टेट बैंक ऑफ पटियाला
6. स्टेट बैंक ऑफ सौराष्ट्र
7. स्टेट बैंक ऑफ त्रावंणकोर
8. एसबीआइ कॉमर्शियल एंड इंटरनेशनल बैंक लि

ख. विदेशी बैंकिंग अनुषंगियाँ

1. एसबीआइ इंटरनेशनल (मॉरीशस) लि.
2. स्टेट बैंक ऑफ इंडिया (कनाडा)
3. स्टेट बैंक ऑफ इंडिया (कैलिफोर्निया)
4. इंडियन ओशन इंटरनेशनल बैक लि.
5. कॉमर्शियल बैंक ऑफ इंडिया एलएलसी, मास्को (##)
6. पीटी बैंक इंडो मोनेक्स

ग. देशी गैर-बैंकिंग अनुषंगियाँ

1. एसबीआइ फैक्टर्स एंड कॉमर्शियल सर्विसेज प्रा. लि.
2. एसबीआइ कैपिटल मार्केट्स लिमिटेड
3. एसबीआइ डीएफएचआइ लिमिटेड
4. एसबीआइ म्यूच्युअल फंड ट्रस्टी कंपनी प्रा. लि.
5. एसबीआइ कैप सिक्यूरिटीज लि.
6. एसबीआइ कैप्स वैंचर्स लि.
7. एसबीआइ कैप ट्रस्टीज कं. लि.
8. एसबीआइ कार्ड्स एंड पेमेंट्स सर्विसेज प्रा. लि. (##)
9. एसबीआइ फंड्स मैनेजमेंट प्रा. लि. (##)
10. एसबीआइ लाइफ इंश्योरेंस कंपनी लि. (##)

घ. विदेशी गैर बैंकिंग अनुषंगियाँ

1. एसबीआइ कैप (यूके) लि.
2. एसबीआइ फंड्स मैनेजमेंट (इंटरनेशनल) लि. (##)

ये कंपनियाँ संयुक्त रुप से नियंत्रित हैं

ii. **संयुक्त रुप से नियंत्रित कंपनियाँ**

1. जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा. लि
2. सी-एज टेकनोलॉजीज लि.

iii. **सहयोगी**

क) **क्षेत्रीय ग्रामीण बैंक**

1 आंध्र प्रदेश ग्रामीण विकास बैंक
2 अरुणाचल प्रदेश रुरल बैंक
3 कावेरी कल्पतरु ग्रामीण बैंक
4 छत्तीसगढ़ ग्रामीण बैंक
5 डेंक्कन ग्रामीण बैंक
6 इलाकाई देहाती बैंक
7 का बैंक नानकिनडांग री खासी जैनटिया
8 कृष्णा ग्रामीण बैंक
9 लंगपी देहांगी रुरल बैंक
10 मध्य भारत ग्रामीण बैंक
11 मालवा ग्रामीण बैंक
12 मारवाड़ गंगानगर बीकानेर बैंक
13 मिजोरम रुरल बैंक
14 नागालैंड रुरल बैंक
15 पर्वतीय ग्रामीण बैंक
16 पूर्वांचल क्षेत्रीय ग्रामीण बैंक
17 समस्तीपुर क्षेत्रीय ग्रामीण बैंक
18 सौराष्ट्र ग्रामीण बैंक
19 उत्कल ग्राम्य बैंक
20 उत्तरांचल ग्रामीण बैंक
21 वनांचल ग्रामीण बैंक
22 विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक

ख. **अन्य**

1. एसबीआइ होम फाइनेंस लिमिटेड
2. क्लियरिंग कारपोरेशन ऑफ इंडिया लि.
3. नेपाल एसबीआइ बैंक लि.
4. बैंक ऑफ भूटान
5. यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.

Related Party Disclosures : As identified by the management and relied upon by the auditors.

A. Related Parties

i. SUBSIDIARIES

a. DOMESTIC BANKING SUBSIDIARIES

1. State Bank of Bikaner & Jaipur
2. State Bank of Hyderabad
3. State Bank of Indore
4. State Bank of Mysore
5. State Bank of Patiala
6. State Bank of Saurashtra
7. State Bank of Travancore
8. SBI Commercial and International Bank Ltd.

b. FOREIGN BANKING SUBSIDIARIES

1. SBI International (Mauritius) Ltd.
2. State Bank of India (Canada)
3. State Bank of India (California)
4. Indian Ocean International Bank Ltd.
5. Commercial Bank of India LLC, Moscow (##)
6. PT Bank Indo Monex

c. DOMESTIC NON-BANKING SUBSIDIARIES

1. SBI Factors & Commercial Services Pvt. Ltd.
2. SBI Capital Markets Limited
3. SBI DFHI Limited
4. SBI Mutual Funds Trustee Company Pvt. Ltd
5. SBI CAP Securities Ltd.
6. SBI CAPS Ventures Ltd.
7. SBI CAP Trustees Co. Ltd.
8. SBI Cards & Payment Services Pvt. Ltd.(##)
9. SBI Funds Management Pvt. Ltd. (##)
10. SBI Life Insurance Company Ltd. (##)

d. FOREIGN NON-BANKING SUBSIDIARIES

1. SBICAP (UK) Ltd.
2. SBI Funds Management (International) Ltd.(##)

These entities are jointly controlled.

ii. JOINTLY CONTROLLED ENTITIES

1. GE Capital Business Process Management Services Pvt. Ltd
2. C-Edge Technologies Ltd.

iii. ASSOCIATES

a) Regional Rural Banks

1 Andhra Pradesh Grameena Vikas Bank
2 Arunachal Pradesh Rural Bank
3 Cauvery Kalpatharu Grameena Bank
4 Chhattisgarh Gramin Bank
5 Deccan Grameena Bank
6 Ellaquai Dehati Bank
7 Ka Bank Nongkyndong Ri Khasi Jaintia
8 Krishna Grameena Bank
9 Langpi Dehangi Rural Bank
10 Madhya Bharat Gramin Bank
11 Malwa Gramin Bank
12 Marwar Ganganagar Bikaner Bank
13 Mizoram Rural Bank
14 Nagaland Rural Bank
15 Parvatiya Gramin Bank
16 Purvanchal Kshetriya Gramin Bank
17 Samastipur Kshetriya Gramin Bank
18 Saurashtra Gramin Bank
19 Utkal Gramya Bank
20 Uttaranchal Gramin Bank
21 Vananchal Gramin Bank
22 Vidisha Bhopal Kshetriya Gramin Bank

b. Others

1. SBI Home Finance Limited
2. Clearing Corporation of India Ltd.
3. Nepal SBI Bank Ltd.
4. Bank of Bhutan
5. UTI Asset Management Company Pvt. Ltd.

iv. बैंक के प्रमुख प्रबंधन कार्मिक

1. श्री ओ.पी. भट्ट, प्रबंध-निदेशक 26.04.2006 से 30.06.2006 तक तथा अध्यक्ष, 1 जुलाई 2006 से
2. श्री ए. के. पुरवार, अध्यक्ष, 31 मई 2006 तक
3. श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक
4. श्री योगेश अग्रवाल, प्रबंध निदेशक, 10 अक्तुबर 2006 से

ख. संबंधित पक्ष, जिनसे वर्ष के दौरान लेनदेन किए गए

लेखा मानक (एएस) 18 के अनुच्छेद 9 के अनुसार "सरकार - नियंत्रित उद्यम" रुप में संबंधित पक्ष के संबंध में कोई प्रकटीकरण अपेक्षित नहीं है. पुन: लेखा मानक 18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक तथा प्रमुख प्रबंधन कार्मिकों के संबंधियों के बारे में बैंकर-ग्राहक संबंध की प्रकृति वाले लेनदेनों का प्रकटीकरण आवश्यक नहीं है. अन्य विवरण निम्नानुसार है :

1. सी-एज टेकनोलॉजीज लि.
2. जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.
3. बैंक ऑफ भूटान
4. नेपाल एसबीआइ बैंक लि.
5. एसबीआइ होम फाईनेंस लि.
6. श्री ए.के. पुरवार (31.05.2006 तक)
7. श्री ओ.पी.भट्ट (26.04.2006 से)
8. श्री टी.एस. भट्टाचार्य
9. श्री योगेश अग्रवाल (10.10.2006 से)

ग. लेनदेन और शेष राशियाँ

मदें	बकाया राशि		योग
	सहयोगी/ संयुक्त उद्यम	प्रमुख प्रबंधन कार्मिक	
जमा-राशियाँ #	295.37 (1770.31)	0.00 (0.00)	295.37 (1770.31)
अन्य देयताएँ #	1.76 (0.00)	0.00 (0.00)	1.76 (0.00)
विनिधान #	19.75 (39.97)	0.00 (0.00)	19.75 (39.97)
अग्रिम #	0.00 (26.52)	0.00 (0.00)	0.00 (26.52)
संदत्त ब्याज *	6.59 (28.23)	0.00 (0.00)	6.59 (28.23)
प्राप्त ब्याज *	0.00 (10.88)	0.00 (0.00)	0.00 (10.88)
लाभांश के रुप में अर्जित आय *	0.50 (0.00)	0.00 (0.00)	0.50 (0.00)
अन्य आय *	0.00 (3.61)	0.00 (0.00)	0.00 (3.61)
अन्य व्यय *	1.66 (0.00)	0.00 (0.00)	1.66 (0.00)
प्रबंधन संविदाएँ *	0.65 (0.00)	0.15 (0.14)	0.80 (0.14)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं)

31 मार्च 2007 की स्थिति के अनुसार

* 31 मार्च 2007 को समाप्त वर्ष के लिए

iv. Key Management Personnel of the Bank

1. Shri O.P. Bhatt, Managing Director from 26.04.2006 to 30.06.2006 & Chairman from 1st July 2006
2. Shri A.K. Purwar, Chairman upto 31st May 2006
3. Shri T. S. Bhattacharya, Managing Director
4. Shri Yogesh Agarwal, Managing Director from 10th October 2006

B. Related parties with whom transactions were entered into during the year

No disclosure is required in respect of related parties which are "State-controlled Enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel. Other particulars are

1. C-Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. Bank of Bhutan
4. Nepal SBI Bank Ltd.
5. SBI Home Finance Ltd.
6. Shri A.K. Purwar (Upto 31.05.2006)
7. Shri O.P. Bhatt (from 26.04.2006)
8. Shri T.S. Bhattacharya
9. Shri Yogesh Agarwal (from 10.10.2006)

C. Transactions and Balances :

Items	Outstanding		Total
	Associates/ Joint Ventures	Key Management Personnel	
Deposits #	295.37 (1770.31)	0.00 (0.00)	295.37 (1770.31)
Other Liabilities #	1.76 (0.00)	0.00 (0.00)	1.76 (0.00)
Investments #	19.75 (39.97)	0.00 (0.00)	19.75 (39.97)
Advances #	0.00 (26.52)	0.00 (0.00)	0.00 (26.52)
Interest paid *	6.59 (28.23)	0.00 (0.00)	6.59 (28.23)
Interest received*	0.00 (10.88)	0.00 (0.00)	0.00 (10.88)
Income earned by way of dividend *	0.50 (0.00)	0.00 (0.00)	0.50 (0.00)
Other Income *	0.00 (3.61)	0.00 (0.00)	0.00 (3.61)
Other expenditure *	1.66 (0.00)	0.00 (0.00)	1.66 (0.00)
Management contracts *	0.65 (0.00)	0.15 (0.14)	0.80 (0.14)

(Figures in brackets are for Previous Year)

As at 31st March 2007

* For the year ended on 31st March 2007

31 मार्च 2007 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण
CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2007

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2007 को समाप्त वर्ष Year ended 31.3.2007 (चालू वर्ष current year)		31.3.2006 को समाप्त वर्ष Year ended 31.3.2006 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
क परिचालन कार्यकलापों से नकदी प्रवाह				
A CASH FLOW FROM OPERATING ACTIVITIES		(1776,06,91)		5602,30,65
ख विनिधान कार्यकलापों से नकदी प्रवाह				
B CASH FLOW FROM INVESTING ACTIVITIES		(284,55,88)		(739,43,29)
ग वित्तपोषण कार्यकलापों से नकदी प्रवाह				
C CASH FLOW FROM FINANCING ACTIVITIES		9494,11,31		369,59,32
नकदी एवं नकदी समतुल्यों में निवल परिवर्तन				
NET CHANGE IN CASH AND CASH EQUIVALENTS		7433,48,52		5232,46,68
घ वर्ष के आरंभ में नकदी एवं नकदी समतुल्य				
D CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		44560,00,11		39322,09,86
ङ विदेशी विनिमय दर में परिवर्तनों का प्रभाव				
E EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(24,79,63)		5,43,57
च वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य				
F CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		51968,69,00		44560,00,11
क परिचालन कार्यकलापों से नकदी प्रवाह				
A CASH FLOW FROM OPERATING ACTIVITIES				
कर पूर्व निवल लाभ / Net Profit before Taxes	7625,07,91		6906,15,29	
समायोजन / Adjustment for :				
मूल्यह्रास शुल्क / Depreciation charges	602,39,23		729,13,17	
पट्टाकृत आस्तियों सहित अचल आस्तियों के विक्रय पर लाभ				
Profit on sale of fixed assets incl. leased assets	(12,12,70)		(1,93,90)	
विनिधानों के विक्रय पर लाभ / Profit on sale of investments	(567,78,12)		(587,17,14)	
विनिधानों के पुनर्मूल्यांकन पर हानि / Loss on revaluation of investments	1677,51,35		—	
अलाभकारी आस्तियों के लिए प्रावधान / Provision for NPAs	1429,50,31		147,80,12	
मानक आस्तियों पर प्रावधान / Provision on Standard Assets	589,18,98		405,17,21	
अवकाश नकदीकरण के लिए प्रावधान / Provision for leave encashment	85,00,00		78,19,00	
विनिधानों पर मूल्यह्रास / Depreciation on Investments	379,21,99		4043,24,52	
अन्य आस्तियों पर प्रावधान / Provision on other assets	(23,05,56)		71,43,93	
क्षेत्रीय ग्रामीण बैंकों/अनुषंगियों/सह-उद्यमों पर प्रावधान / Provision on RRBs/Subsidiaries/JVs	(8,49,43)		(144,74,84)	
अन्य प्रावधान / Other Provisions	—		(129,83,55)	
अनुषंगियों से प्राप्त लाभांश (विनिधान कार्यकलाप) Dividends from Subsidiaires (Investing Activities)	(596,96,77)		(317,18,28)	
एसबीआइ बांडों पर संदत्त ब्याज / Interest paid on SBI Bonds	847,42,87		401,11,41	
	12026,90,06		11601,36,94	
घटाएँ / Less: प्रत्यक्ष कर / Direct Taxes	(4282,12,53)		(525,16,12)	
उप योग / SUB TOTAL		7744,77,53		11076,20,82

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2007 को समाप्त वर्ष Year ended 31.3.2007 (चालू वर्ष current year)		31.3.2006 को समाप्त वर्ष Year ended 31.3.2006 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
समायोजन / Adjustment for				
जमाराशियों में वृद्धि/(कमी) / Increase/(Decrease) in Deposits		55475,03,41		12998,52,88
उधार - राशियों में वृद्धि/(कमी) / Increase/(Decrease) in Borrowings		9062,09,09		11456,93,07
विनिधानों में (वृद्धि)/कमी / (Increase)/Decrease in Investments		7450,67,90		36206,07,50
अग्रिमों में (वृद्धि)/कमी / (Increase)/Decrease in Advances		(76965,06,07)		(59574,28,24)
अन्य देयताओं और प्रावधानों में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities & Provisions		(3337,15,10)		(525,40,11)
अन्य आस्तियों में (वृद्धि)/कमी / (Increase)/Decrease in Other Assets		(1206,43,67)		(6035,75,27)
परिचालन कार्यकलापों द्वारा प्रदत्त निवल नकदी NET CASH PROVIDED BY OPERATING ACTIVITIES		(1776,06,91)		5602,30,65
ख विनिधान कार्यकलापों से नकदी प्रवाह				
B CASH FLOW FROM INVESTING ACTIVITIES				
अनुषंगियों / संयुक्तों-उद्यमों में विनिधान (वृद्धि) / कमी (Increase) / Decrease in Investments in Subsidiaries/ JVs	(225,32,84)		(274,18,11)	
ऐसे विनिधानों पर अर्जित आय / Income earned on such Investments	596,96,77		317,18,28	
अचल आस्तियों में (वृद्धि)/कमी / (Increase) / Decrease in Fixed Assets	(656,19,81)		(782,43,46)	
विनिधान कार्यकलापों से निवल नकदी प्रभाव NET CASH FLOW FROM INVESTING ACTIVITIES		(284,55,88)		(739,43,29)
ग वित्तपोषण कार्यकलापों से नकदी प्रवाह				
C. CASH FLOW FROM FINANCING ACTIVITIES				
बेमियादी बांडों का निर्गम / Issue of Perpetual Bonds	1738,80,00			
गौण ऋणों का निर्गम / Issue of Subordinated Debts	9442,90,00		3283,00,00	
गौण बांडों का परिशोधन Redemption of Subordinated Debts	—		(1760,67,00)	
बांडों पर संदत्त ब्याज / Interest Paid on Bonds	(847,42,87)		(401,11,41)	
संदत्त लाभांश-लाभांश वितरण पर कर सहित Dividends Paid including tax thereon	(840,15,82)		(751,62,27)	
वित्तपोषण कार्यकलापों द्वारा प्रदत्त निवल नकदी NET CASH PROVIDED BY FINANCING ACTIVITIES		9494,11,31		369,59,32

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2007 को समाप्त वर्ष Year ended 31.3.2007 (चालू वर्ष current year)		31.3.2006 को समाप्त वर्ष Year ended 31.3.2006 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
घ वर्ष के आरंभ में नकदी एवं नकदी समतुल्य				
D CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR				
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	2080,23,05		1436,16,02	
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	19572,47,34		15374,16,97	
बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	22907,29,72		22511,76,87	
योग / Total		44560,00,11		39322,09,86
ङ विनिमय उतार-चढ़ाव - नकदी प्रवाह				
E EXCHANGE FLUCTUATION CASH FLOWS	(24,79,63)		5,43,57	
		(24,79,63)		5,43,57
च वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य				
F CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR				
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	2530,11,93		2080,23,05	
भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	26546,30,57		19572,47,34	
बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	22892,26,50		22907,29,72	
योग / Total		51968,69,00		44560,00,11

हस्ताक्षरकर्ता:

सुमन कुमार बेरी
डॉ. अशोक झुनझुनवाला
अनंत सी. कलिता
अमर पाल
अरुण सिंह
राजीव पांडे
श्यामला गोपीनाथ
} निदेशक

योगेश अग्रवाल
प्रबंध निदेशक
एवं समूह कार्यपालक
(राष्ट्रीय बैंकिंग)

टी. एस. भट्टाचार्य
प्रबंध निदेशक
एवं समूह कार्यपालक
(कारपोरेट बैंकिंग)

ओम प्रकाश भट्ट
अध्यक्ष

SIGNED BY:

Suman Kumar Bery
Dr. Ashok Jhunjhunwala
Ananta C. Kalita
Amar Pal
Arun Singh
Rajiv Pandey
Shyamala Gopinath
} Directors

Yogesh Agarwal
Managing Director
and Group Executive
(National Banking)

T. S. Bhattacharya
Managing Director
and Group Executive
(Corporate Banking)

O. P. Bhatt
Chairman

कोलकाता
12 मई, 2007

Kolkata
12th May, 2007

लेखापरीक्षकों की रिपोर्ट

प्रति, भारत के राष्ट्रपति,

1. भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 41 (1) के अंतर्गत नियुक्त हम, भारतीय स्टेट बैंक के अधोहस्ताक्षरी लेखापरीक्षक बैंक के तुलनपत्र, लाभ और हानि खाते तथा नकदी प्रवाह विवरण के बारे में केंद्र सरकार को एतद्द्वारा अपनी रिपोर्ट प्रस्तुत करते हैं.

2. हमने भारतीय स्टेट बैंक के 31 मार्च 2007 के संलग्न तुलनपत्र और उसी तारीख को समाप्त वर्ष के लाभ और हानि खाते तथा नकदी प्रवाह विवरण की लेखा-परीक्षा की है. उक्त वित्तीय विवरणों में निम्नलिखित के लेखे शामिल हैं :

   (i) केन्द्रीय कार्यालय, चौदह स्थानीय प्रधान कार्यालय, कारपोरेट लेखा समूह (केन्द्रीय), मध्य-कारपोरेट समूह (केंद्रीय), तनावग्रस्त आस्ति प्रबंधन समूह (केंद्रीय) और बयालीस शाखाओं के, जिनकी लेखा-परीक्षा हमने की है;

   (ii) 7756 (सात हजार सात सौ छप्पन) भारतीय शाखाओं के जिनकी लेखा-परीक्षा अन्य लेखापरीक्षकों ने की;

   (iii) विदेश स्थित तीस शाखाओं के, जिनकी लेखा-परीक्षा स्थानीय लेखापरीक्षकों ने की; तथा

   (iv) चार सौ सत्तावन अन्य भारतीय शाखाओं के, जिनकी अलेखापरीक्षित विवरणियां शाखा प्रबंधकों द्वारा प्रमाणित की गई हैं. इन अलेखापरीक्षित शाखाओं का हिस्सा अग्रिमों में 0.93%, जमाराशियों में 2.78%, ब्याज आय में 0.57% तथा ब्याज व्यय में 1.86% है.

ये वित्तीय विवरण बैंक-प्रबंधन की जिम्मेदारी हैं. हमारी जिम्मेदारी अपने लेखापरीक्षा-कार्य के आधार पर इन वित्तीय विवरणों पर अभिमत प्रस्तुत करना है.

REPORT OF THE AUDITORS

To

The President of India,

1. We, the undersigned Auditors of State Bank of India, appointed under Section 41(1) of the State Bank of India Act, 1955, do hereby report to the Central Government upon the Balance Sheet, Profit & Loss Account and the Cash Flow Statement of the Bank.

2. We have audited the attached Balance Sheet of State Bank of India as at 31st March 2007, the Profit & Loss Account and the Cash Flow Statement of the Bank for the year ended on that date annexed thereto. Incorporated in the said financial statements are the accounts of:

   i) The Central Office, fourteen Local Head Offices, Corporate Accounts Group (Central), Mid-Corporate Group (Central), Stressed Assets Management Group (Central) and 42 (forty two) branches audited by us;

   ii) 7,756 (Seven thousand seven hundred fifty six) Indian Branches audited by other auditors;

   iii) 30 (Thirty) Foreign Branches audited by the local auditors; and

   iv) 1,719 (One thousand seven hundred nineteen) other Indian Branches, the un-audited returns of which are certified by the Branch Managers. These un-audited branches account for 0.93% of advances, 2.78% of deposits, 0.57% of interest income and 1.86% of interest expenses.

These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

3. हमने अपना लेखापरीक्षा-कार्य भारत में सामान्यतः स्वीकृत लेखापरीक्षा मानकों के अनुसार किया है. इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखापरीक्षा की योजना इस प्रकार बनाएँ और निष्पादित करें कि हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरणों में विषयवस्तु संबंधी कोई गलत विवरण नहीं दिए गए हैं. लेखापरीक्षा के अंतर्गत वित्तीय विवरणों में प्रस्तुत राशियों और प्रकटीकरणों के समर्थन में दिए गए साक्ष्य की परीक्षण आधार पर जांच की जाती है. लेखापरीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता है. हमें विश्वास है कि हमारा लेखापरीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता है.

4. तुलनपत्र और लाभ एवं हानि खाता बैंककारी विनियमन अधिनियम, 1949 की तृतीय अनुसूची के क्रमशः 'क' और 'ख' फार्मों में तैयार किए गए हैं और ये भारतीय स्टेट बैंक अधिनियम, 1955 तथा उसके अंतर्गत बने विनियमों के उपबंधों के अनुसार अपेक्षित जानकारी देते हैं.

5. हमारी राय में और जहाँ तक हमें जानकारी है तथा हमें दिए गए स्पष्टीकरणों के आधार पर और जैसाकि उपर्युक्त अनुच्छेद 2 में वर्णित सीमाओ के साथ पठित बैंक की बहियों में दिखाया गया है, हम रिपोर्ट करते हैं कि :

(क) (i) प्रमुख लेखा नीतियों के विवरण एवं लेखों पर दी गई टिप्पणियों के साथ पढ़े जाने पर तुलनपत्र पूर्ण एवं सही है, जिसमें समस्त आवश्यक जानकारी शामिल है तथा उसे इस प्रकार तैयार किया गया है कि वह 31 मार्च 2007 को बैंक के कामकाज का वास्तविक और सही चित्र दर्शाता है;

(ii) प्रमुख लेखा नीतियों के विवरण एवं लेखों पर दी गई टिप्पणियों के साथ पढ़े जाने पर लाभ एवं हानि खाता इसी दिनांक को समाप्त वर्ष के लाभ का सही शेष दर्शाता है; और

3. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4. The Balance Sheet and the Profit & Loss Account have been drawn up in Forms 'A' and 'B' respectively of the Third Schedule to the Banking Regulation Act, 1949 and these give information as required to be given by virtue of the provisions of the State Bank of India Act, 1955 and Regulations there under.

5. In our opinion and to the best of our information and according to the explanations given to us and as shown by the books of the Bank, subject to the limitation of the audit indicated in paragraph 2 above, we report that :

(a) (i) the Balance Sheet, read with the Principal Accounting Policies and the Notes on Accounts, is a full and fair Balance Sheet containing all the necessary particulars and is properly drawn up so as to exhibit a true and fair view of the state of affairs of the Bank as at 31st March 2007;

(ii) the Profit and Loss Account, read with the Principal Accounting Policies and the Notes on Accounts, shows a true balance of Profit for the year ended on that date; and

(iii) नकदी प्रवाह विवरण वर्ष के नकदी प्रवाहों का सही एवं वास्तविक चित्र प्रस्तुत करता है तथा भारत में सामान्यतः स्वीकृत लेखा सिद्धांतों के अनुरूप है.

(ख) हमने जहाँ भी कोई जानकारी और स्पष्टीकरण मांगा है, हमें वह जानकारी और स्पष्टीकरण दिया गया है और हमने उसे संतोषजनक पाया है;

(ग) हमारी जानकारी में आए बैंक के लेन-देन बैंक के अधिकार-क्षेत्र में ही हैं; तथा

(घ) बैंक के कार्यालयों और शाखाओं से प्राप्त विवरणियाँ हमारी लेखा-परीक्षा के उद्देश्य से उचित पाई गई हैं.

iii) the Cash Flow Statement gives a true and fair view of the cash flows for the year ended on that date, and are in conformity with the Accounting Principles generally accepted in India.

(b) where we have called for any information and explanations, such information and explanations have been given to us and we have found them to be satisfactory;

(c) the transactions of the Bank, which have come to our notice, have been within the powers of the Bank; and

(d) the returns received from the offices and branches of the Bank have been found adequate for the purpose of our audit.

सांविधिक केन्द्रीय लेखापरीक्षक STATUTORY CENTRAL AUDITORS

कृते एम. एम. निसीम एंड कं.
For M. M. Nissim & Co.
सनदी लेखाकार Chartered Accountants

संजय खेमानी Sanjay Khemani
भागीदार Partner, स.सं. M. No. 044577

कृते एस. के. मित्तल एंड कं.
For S. K. Mittal & Co.
सनदी लेखाकार Chartered Accountants

गौरव मित्तल Gaurav Mittal
भागीदार Partner, स.सं. M. No. 099387

कृते लक्ष्मीनिवास एंड जैन
For Laxminiwas & Jain
सनदी लेखाकार Chartered Accountants

लक्ष्मीनिवास शर्मा Laxminiwas Sharma
भागीदार Partner, स.सं. M. No. 014244

कृते दत्ता सिंगला एंड कं.
For Datta Singla & Co.
सनदी लेखाकार Chartered Accountants

संदीप दत्ता Sandeep Datta
भागीदार Partner, स.सं. M. No. 092413

कृते वर्धमान एंड कं.
For Vardhaman & Co.
सनदी लेखाकार Chartered Accountants

आभा जैन Abha Jain
भागीदार Partner, स.सं. M. No. 015454

कृते खंडेलवाल जैन एंड कं.
For Khandelwal Jain & Co.
सनदी लेखाकार Chartered Accountants

पंकज जैन Pankaj Jain
भागीदार Partner, स.सं. M. No. 048850

कृते विनय कुमार एंड कं.
For Vinay Kumar & Co.
सनदी लेखाकार Chartered Accountants

वी. के. अग्रवाल V. K. Agrawal
भागीदार Partner, स.सं. M. No. 013795

कृते चतुर्वेदी एंड कं.
For Chaturvedi & Co.
सनदी लेखाकार Chartered Accountants

एस. एन. चतुर्वेदी S N Chaturvedi
भागीदार Partner, स.सं. M. No. 040479

कृते एम. चौधरी एंड कं.
For M. Choudhury & Co.
सनदी लेखाकार Chartered Accountants

डी. चौधरी D Choudhury
भागीदार Partner, स.सं. M. No. 052066

कृते आर. जी. एन. प्राइस एंड कं.
For R. G. N. Price & Co.
सनदी लेखाकार Chartered Accountants

पी. एम. वीरमनि P M Veeramani
भागीदार Partner, स.सं. M. No. 023933

कृते डी. पी. सेन एंड कं.
For D. P. Sen & Co.
सनदी लेखाकार Chartered Accountants

अभिजीत बंद्योपाध्याय Abhijit Bandyopadhayay
भागीदार Partner, स.सं. M. No. 054785

कृते जैन कपिला एसोसिएटस्
For Jain Kapila Associates
सनदी लेखाकार Chartered Accountants

डी. के. कपिला D K Kapila
भागीदार Partner, स.सं. M. No. 016905

कृते जी. एम. कपाड़िया एंड कं.
For G. M. Kapadia & Co.
सनदी लेखाकार Chartered Accountants

अतुल एच. शाह Atul H Shah
भागीदार Partner, स.सं. M. No. 039569

Kolkata
12th May 2007

स्टेट बैंक समूह का तुलन-पत्र,
लाभ एवं हानि खाता तथा नकदी प्रवाह विवरण

Balance Sheet, Profit & Loss Account and Cash Flow Statement of State Bank Group

नोट: भारतीय प्रतिभूति विनिमय बोर्ड के दिनांक 26-4-2007 के परिपत्र क्रमांक एसइबीआइ/सीएफडी/डीआएएल/एल/2/2007/26/4 में उल्लिखित अनुदेशों के अनुसार संक्षिप्त वित्तीय विवरण का मुद्रण किया गया है। यदि शेअर धारक संपूर्ण तुलन-पत्र, लाभ और हानि लेखा तथा लेखा परीक्षकों की रिपोर्ट की प्रति चाहते है तो उनसे प्राप्त लिखित-आवेदन के आधार पर उन्हे उक्त मदे शेअर एवं बान्ड विभाग द्वारा प्रेषित कर दी जाएगी। पूरी वार्षिक रिपोर्ट और तुलन पत्र को बैंक की वेबसाइट www.sbi.co.in या www.statebankofindia.com से डाउन लोड किया जा सकता है।

Note: Abridged financial statement has been printed pursuant to instructions contained in SEBI Circular No. SEBI/CFD/DIL/LA/2/2007/26/4 dated 26-4-2007. On a written request from a shareholder, the complete and full Balance Sheet, Profit & Loss Account and Auditors' Report will be sent to the said shareholders by S & B department. Full version can also be down loaded from our website www.sbi.co.in or www.statebankofindia.com

भारतीय स्टेट बैंक का 31 मार्च 2007 की स्थिति के अनुसार समेकित तुलनपत्र
STATE BANK OF INDIA (CONSOLIDATED) BALANCE SHEET AS AT 31ST MARCH 2007

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और देयताएँ CAPITAL AND LIABILITIES		31.3.2007 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2007 (Current Year)	31.3.2006 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2006 (Previous Year)
		रु. Rs	रु. Rs
पूंजी Capital		526,29,89	526,29,89
आरक्षितियाँ और अधिशेष Reserves & Surplus		42009,35,06	36680,40,72
अल्पांश हित Minority Interest		1689,93,52	1430,33,26
जमा राशियाँ Deposits		636272,87,69	544024,26,53
उधार Borrowings		48661,83,09	36974,89,89
अन्य देयताएँ और उपबंध Other Liabilities and Provisions		86014,11,83	77355,61,80
	योग TOTAL	**815174,41,08**	**696991,82,09**

आस्तियाँ ASSETS	अनुसूची Schedule	31.3.2007 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2007 (Current Year)	31.3.2006 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2006 (Previous Year)
		रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और अतिशेष Cash and Balances with Reserve Bank of India		45066,10,13	31128,78,57
बैंकों में अतिशेष और मांग पर तथा अल्प सूचना पर प्राप्य धन Balances with banks and money at call and short notice ...		27410,76,24	26207,73,42
विनिधान Investments		216521,04,86	227931,04,73
अग्रिम Advances		487285,96,48	374476,23,87
अचल आस्तियाँ Fixed Assets		3999,37,52	3956,31,39
अन्य आस्तियाँ Other Assets		34891,15,85	33291,70,11
	योग TOTAL	**815174,41,08**	**696991,82,09**
समाश्रित देयताएँ Contingent Liabilities		391440,75,28	293076,81,62
संग्रहण के लिए बिल Bills for Collection		28337,53,69	24780,75,19

31 मार्च 2007 को समाप्त वर्ष के लिए लाभ एवं हानि खाता
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2007

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2007 को समाप्त वर्ष year ended 31.3.2007	31.3.2006 को समाप्त वर्ष year ended 31.3.2006
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	... ...	57237,75,75	49892,11,72
अन्य आय Other Income	... ...	11139,07,07	11173,95,64
	योग TOTAL	**68376,82,82**	**61066,07,36**
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	... ...	33982,74,91	28102,89,79
प्रचालन व्यय Operating expenses	... ...	20001,78,22	17601,30,25
उपबंध और आकस्मिक व्यय Provisions and contingencies	... ...	7772,49,74	9700,39,31
	योग TOTAL	**61757,02,87**	**55404,59,35**
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year	... ...	6619,79,95	5661,48,01
घटाएं : अल्पांश हित Less: Minority Interest	... ...	255,42,44	131,56,04
समूह लाभ Group Profit	... ...	6364,37,51	5529,91,97
जोड़ें : समूह के देय अग्रानीत लाभ Add: Brought forward Profit attributable to the group	... ...	386,37,55	13,41,62
सामान्य आरक्षितियों से अंतरण Transfer from General Reserve	... ...	2,88,57	—
	योग TOTAL	**6753,63,63**	**5543,33,59**
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अंतरण Transfer to Statutory Reserves	... ...	4006,28,44	3453,70,03
अन्य आरक्षितियों को अंतरण Transfer to Other Reserves	... ...	1766,29,37	863,10,29
प्रस्तावित लाभांशों को अंतरण Transfer to Proposed Dividend	... ...	736,81,84	736,81,84
लाभांशों पर कारपोरेट कर Corporate Tax on Dividend	... ...	125,22,23	103,33,88
अतिशेष जो तुलनपत्र में आगे ले जाया गया है Balance carried to Balance Sheet	... ...	119,01,75	386,37,55
	योग TOTAL	**6753,63,63**	**5543,33,59**
Basic and diluted earnings per share		Rs. 120.93	Rs. 105.07

संबंधित पक्ष प्रकटीकरण

प्रबंधन द्वारा चिन्हित और लेखा परीक्षकों द्वारा स्वीकार किया गया है.

क. संबंधित पक्ष :

क.1 संयुक्त उद्यम :-

सी-एज टेक्नोलाजीज़ लिमिटेड

जी.ई. कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेस प्राइवेट लिमिटेड

क.2 सहयोगी :-

आंध्र प्रदेश ग्रामीण विकास बैंक

अरुणाचल प्रदेश रूरल बैंक

छत्तीसगढ़ ग्रामीण बैंक

कावेरी कल्पतरू ग्रामीण बैंक

डेक्कन ग्रामीण बैंक

इलाकाई देहाती बैंक

का बैंक नानकिनडांग री खासी जैनटिया

कृष्णा ग्रामीण बैंक

लंगपी देहांगी रूरल बैंक

मध्य भारत ग्रामीण बैंक

मालवा ग्रामीण बैंक

मारवाड़ गंगानगर बीकानेर ग्रामीण बैंक

मिजोरम रूरल बैंक

नागालैंड रूरल बैंक

पर्वतीय ग्रामीण बैंक

पूर्वांचल क्षेत्रीय ग्रामीण बैंक

समस्तीपुर क्षेत्रीय ग्रामीण बैंक

सौराष्ट्र ग्रामीण बैंक

उत्कल ग्राम्य बैंक

उत्तरांचल ग्रामीण बैंक

वनांचल ग्रामीण बैंक

विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक

एसबीआइ होम फाइनैंस लिमिटेड

क्लियरिंग कार्पोरेशन ऑफ इंडिया लिमिटेड

नेपाल एसबीआइ बैंक लिमिटेड

बैंक ऑफ भूटान

यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.

क.3 बैंक के प्रमुख प्रबंधन कार्मिक :-

श्री ओ.पी. भट्ट, अध्यक्ष (26.04.2006 से 30.06.2006 तक प्रबंध निदेशक एवं 01.07.2006 से अध्यक्ष)

श्री ए.के. पुरवार, अध्यक्ष (31.05.2006 तक)

श्री टी.एस. भट्टाचार्य, प्रबंध निदेशक

श्री योगेश अग्रवाल, प्रबंध निदेशक (10.10.2006 से)

ख. संबंधित पक्ष, जिनसे वर्ष के दौरान लेनदेन किए गए

लेखा मानक (एएस) 18 के अनुच्छेद 9 के अनुसार "सरकार - नियंत्रित उद्यम" के रुप में संबंधित पक्ष के संबंध में कोई प्रकटीकरण अपेक्षित नहीं है. पुनः लेखा मानक 18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक तथा प्रमुख प्रबंधन कार्मिकों के संबंधियो के बारे में बैंकर-ग्राहक संबंध की प्रकृति वाले लेनदेनों का प्रकटीकरण आवश्यक नहीं है. अन्य विवरण निम्नानुसार है :

सी-एज टेक्नोलॉजीज लि.

जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा. लि.

एसबीआइ होम फाइनेंस लि.

बैंक ऑफ भूटान

नेपाल एसबीआइ बैंक लि.

श्री ओ.पी. भट्ट (दिनांक 26.04.2006 से)

श्री ए.के. पुरवार (31.05.2006 तक)

श्री टी.एस. भट्टाचार्य

श्री योगेश अग्रवाल (10.10.2006 से)

Related Party Disclosures

As identified by the management and relied upon by the auditors.

A. Related Parties:

A.1 JOINT VENTURES :-

C Edge Technologies Ltd

GE Capital Business Process Management Services Private Limited.

A.2 ASSOCIATES :-

Andhra Pradesh Grameena Vikas Bank

Arunachal Pradesh Rural Bank

Chhatisgarh Gramin Bank

Cauvery Kalpatharu Grameena Bank

Deccan Grameena Bank

Ellaquai Dehati Bank

Ka Bank Nongkyndong Ri Khasi Jaintia

Krishna Grameena Bank

Langpi Dehangi Rural Bank

Madhya Bharat Gramin Bank

Malwa Gramin Bank

Marwar Ganganagar Bikaner Gramin Bank

Mizoram Rural Bank

Nagaland Rural Bank

Parvatiya Gramin Bank

Purvanchal Kshetriya Gramin Bank

Samastipur Kshetriya Gramin Bank

Saurashtra Grameena Bank

Utkal Gramya Bank

Uttaranchal Gramin Bank

Vananchal Gramin Bank

Vidisha Bhopal Kshetriya Gramin Bank

SBI Home Finance Limited.

Clearing Corporation of India Ltd.

Nepal SBI Bank Ltd.

Bank of Bhutan

UTI Asset Management Company Pvt. Ltd.

A.3 Key Management Personnel of the Bank :-

Shri O.P. Bhatt, Chairman (from 26.04.2006 to 30.06.06 as Managing Director and from 01.07.2006 onwards as Chairman)

Shri A.K. Purwar, Chairman (upto 31.05.2006)

Shri T. S. Bhattacharya, Managing Director

Shri Yogesh Agrawal, Managing Director (from 10.10.2006)

B. Related Parties with whom transactions were entered into during the year :

No disclosure is required in respect of related parties which are "state controlled enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel. Other particulars are:

C Edge Technologies Ltd.

GE Capital Business Process Management Services Pvt. Ltd.

SBI Home Finance Ltd.

Bank of Bhutan

Nepal SBI Bank Ltd.

Shri O.P. Bhatt (from 26.04.2006)

Shri A.K. Purwar (upto 31.05.2006)

Shri T. S. Bhattacharya

Shri Yogesh Agrawal (from 10.10.2006)

लेन-देन/शेष राशियाँ :

(रुपए करोड़ में)

मदें/संबंधित पक्ष	सहयोगी/ संयुक्त उद्यम	प्रमुख प्रबंधन कार्मिक @	योग
उधार राशियाँ #	— (—)	— (—)	— (—)
जमाराशियाँ #	295.37 (525.25)	— (—)	295.37 (525.25)
अन्य देयताएं #	1.76 (—)	— (—)	1.76 (—)
जमा नियोजन #	— (—)	— (—)	— (—)
अग्रिम #	— (—)	— (—)	— (—)
विनिधान #	19.75 (34.45)	— (—)	19.75 (34.45)
निधि रहित प्रतिबद्धताएं #	— (560.08)	— (—)	— (560.08)
प्राप्त पट्टा/एचपी व्यवस्थाएं $	— (—)	— (—)	— (—)
प्रदत्त पट्टा/एचपी व्यवस्थाएं $	— (—)	— (—)	— (—)
अचल आस्तियों की खरीद $	— (—)	— (—)	— (—)
अचल आस्तियों का विक्रय $	— (—)	— (—)	— (—)
प्रदत्त ब्याज $	6.59 (7.18)	— (—)	6.59 (7.18)
प्राप्त ब्याज $	0.22 (—)	— (—)	0.22 (—)
लाभाशों से अर्जित लाभ $	0.50 (—)	— (—)	0.50 (—)
प्रदत्त सेवाएं $	— (—)	— (—)	— (—)
प्राप्त सेवाएं $	1.66 (85.62)	— (—)	1.66 (85.62)
प्रबंधन संविदाएं $	0.65 (—)	0.15 (0.20)	0.80 (0.20)

(कोष्ठक में दिए गए आंकड़े पिछले वर्ष के हैं)

31.03.2007/31.03.2006 को शेष राशियाँ $ वित्तीय वर्ष 2005-2006/2006-2007 का योग

@ ऐसे लेनदेन जो बैंकर-ग्राहक संबंध की प्रकृति के नहीं हैं.

उपर्युक्त प्रकटीकरण का प्रबंधन द्वारा अभिनिर्धारण किया गया है और लेखापरीक्षकों द्वारा इन्हें स्वीकार किया गया है.

C. **Transactions / Balances :**

(Rupees in crore)

Items/Related Party	Associates/ Joint Ventures	Key Management Personnel @	Total
Borrowings#	— (—)	— (—)	— (—)
Deposit#	295.37 (525.25)	— (—)	295.37 (525.25)
Other Liability#	1.76 (—)	— (—)	1.76 (—)
Placement of Deposits#	— (—)	— (—)	— (—)
Advances#	— (—)	— (—)	— (—)
Investments#	19.75 (34.45)	— (—)	19.75 (34.45)
Non-funded commitments#	— (560.08)	— (—)	— (560.08)
Leasing/HP arrangements availed $	— (—)	— (—)	— (—)
Leasing/HP arrangements provided $	— (—)	— (—)	— (—)
Purchase of fixed assets $	— (—)	— (—)	— (—)
Sale of fixed assets $	— (—)	— (—)	— (—)
Interest paid $	6.59 (7.18)	— (—)	6.59 (7.18)
Interest received $	0.22 (—)	— (—)	0.22 (—)
Income earned by way of Dividend	0.50 (—)	— (—)	0.50 (—)
Rendering of services $	— (—)	— (—)	— (—)
Receiving of services $	1.66 (85.62)	— (—)	1.66 (85.62)
Management contracts $	0.65 (—)	0.15 (0.20)	0.80 (0.20)

(Figures in brackets pertain to previous year)

Balances as at 31.03.2007/31.03.2006. $ Total for FY 2006-07/2005-06.

@ Transactions which are not in the nature of banker-customer relationship.

The above disclosures are as identified by the management and relied upon by the Auditors.

भारतीय स्टेट बैंक (समेकित) STATE BANK OF INDIA (CONSOLIDATED)

31 मार्च 2007 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH 2007

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2007 को समाप्त वर्ष Year ended 31.3.2007	31.3.2006 को समाप्त वर्ष Year ended 31.3.2006
	रु. Rs.	रु. Rs.
क. परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES	5081,56,30	5543,21,37
ख. विनिधान कार्यकलापों से नकदी प्रवाह B. CASH FLOW FROM INVESTING ACTIVITIES	(965,36,66)	(1825,68,78)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह C. CASH FLOW FROM FINANCING ACTIVITIES	11062,92,61	2637,22,35
घ. विनिमय घट-बढ़ नकदी प्रवाह D. EXCHANGE FLUCTUATION CASH FLOWS	(38,77,87)	24,73,00
नकदी एवं नकदी समतुल्य में कुल परिवर्तन NET CHANGE IN CASH AND CASH EQUIVALENTS	**15140,34,38**	**6379,47,94**
ङ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य - E. CASH AND CASH EQUIVALENTS - OPENING	57336,51,99	50957,04,05
ङ. वर्ष के अंत में नकदी एवं नकदी समतुल्य - F CASH AND CASH EQUIVALENTS - CLOSING	72476,86,37	57336,51,99

क. परिचालन कार्यकलापों से नकदी प्रवाह
A. CASH FLOW FROM OPERATING ACTIVITIES

कर पूर्व निवल लाभ Net Profit before taxes	10556,71,73	8759,48,86
समायोजन ADJUSTMENT FOR:		
मूल्यह्रास शुल्क Depreciation charge	950,06,98	1133,40,16
स्थिर आस्तियों के विक्रय पर (लाभ)/हानि (Profit)/ Loss on sale of fixed assets	(12,53,21)	47,48
अलाभकारी आस्तियों के लिए प्रावधान Provision for NPAs	1775,89,17	414,06,41
मानक आस्तियों के लिए प्रावधान Provision for Standard Assets	945,42,27	585,44,27
निवेशों पर मूल्यह्रास Depreciation on Investments	837,97,92	5631,79,97
अनुषंगियों/संयुक्त-उद्यमों के लिए प्रावधान Provision for Subsidiarias/Joint venture	(8,49,43)	(92,24,86)
विनिधानों के विक्रय पर (लाभ)/हानि (Profit)/Loss on sale of investments	(971,11,05)	(1147,77,20)
विनिधानों के पुर्नमूल्यांकन पर हानि Loss on revaluation of investments	2303,15,32	(22,78,95)
अन्य आस्तियों पर प्रावधान Provision on other assets	(29,56,03)	58,69,61
अन्य प्रावधान Other Provisions	58,91,63	(126,92,97)
वर्ष के दौरान अपलिखित आस्थगित राजस्व खर्च Deferred Revenue Expenditure written off during the year	13,28,03	17,90,27
बांड पर संदत्त ब्याज (वित्तीय गतिविधि) Interest paid on Bonds (Financing Activity)	1222,14,86	592,12,26
अनुषंगियों से प्राप्त लाभांश/अर्जित आय Dividend/Earnings from Associates (Investing activity)	(195,59,27)	(573,36)
घटाएं : प्रत्यक्ष-कर Less : Direct Taxes	(5433,95,45)	(1729,83,70)
	12012,33,47	**14068,08,25**

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2007 को समाप्त वर्ष Year ended 31.3.2007	31.3.2006 को समाप्त वर्ष Year ended 31.3.2006
समायोजन Adjustment for:		
जमाराशियों में वृद्धि/(कमी) Increase/(Decrease) in Deposits	92248,61,16	37918,98,73
उधाराशियों में वृद्धि/(कमी) Increase/(Decrease) in Borrowings	11686,93,20	14045,42,44
विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments	9428,83,14	29961,06,10
अग्रिमों में (वृद्धि)/कमी (Increase)/Decrease in Advances	(114585,61,77)	(87744,34,73)
अन्य देयताओं में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities	(5367,96,37)	7063,63,73
अन्य आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Other Assets	(341,56,53)	(9769,63,15)
परिचालन कार्यकलापों से उपलब्ध निवल नकदी NET CASH PROVIDED BY OPERATING ACTIVITIES	**5081,56,30**	**5543,21,37**

ख. विनिधान कार्यकलापों से नकदी प्रवाह
B. CASH FLOW FROM INVESTING ACTIVITIES

अनुषंगियों/संयुक्त उद्यमों के विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments in Joint Ventures/Associates	(180,36,02)	(299,09,34)
ऐसे विनिधानों पर अर्जित आय Income earned on such Investments	195,59,27	(997,66)
अचल आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Fixed Assets	(980,59,91)	(1516,61,78)
विनिधान कार्यकलापों द्वारा उपलब्ध कराई गई निवल नकदी NET CASH PROVIDED BY INVESTING ACTIVITIES	**(965,36,66)**	**(1825,68,78)**

ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह
C. CASH FLOW FROM FINANCING ACTIVITIES

टायर - 1 बांड निर्गम Issue of Tier I Bonds	1972,40,00	
अपर टायर - 2 बांड निर्गम Issue of Upper Tier II Bonds	8156,34,72	
गौण बांड निर्गम Issue of Subordinated Bonds	3281,48,07	5923,00,00
गौण बांड प्रतिसंदाय Repayment of Subordinated Bonds	(285,00,00)	(1942,03,00)
बांडों पर संदत्त ब्याज Interest Paid on Bonds	(1222,14,86)	(592,12,26)
संदत्त लाभांश Dividends Paid	(840,15,72)	(751,62,39)
वित्तपोषण कार्यकलापों द्वारा उपलब्ध कराई गई निवल नकदी **NET CASH PROVIDED BY FINANCING ACTIVITIES**	**11062,92,61**	**2637,22,35**

घ. विनिमय उतार-चढ़ाव के कारण नगदी प्रवाह
D. CASH FLOWS ON ACCOUNT OF EXCHANGE FLUCTUATION

D. CASH FLOWS ON ACCOUNT OF EXCHANGE FLUCTUATION		24,73,00
विदेशी अनुषंगियों की आरक्षितियां Reserve of Foreign Subsidiaries	(38,77,87)	
निवल विनिमय उतार-चढ़ाव के कारण नगदी प्रवाह Net Cashflows on a/c of Exchange Fluctuation	(38,77,87)	

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2007 को समाप्त वर्ष Year ended 31.3.2007	31.3.2006 को समाप्त वर्ष Year ended 31.3.2006
ङ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य **E. CASH AND CASH EQUIVALENTS - OPENING**		
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित है) Cash in hand (including FC notes & gold)	2519,44,10	1795,65,36
भारतीय रिज़र्व बैंक में अथशेष Balances with Reserve Bank of India	28609,34,47	23820,17,21
बैंकों में अथशेष तथा मांग पर एवं अल्प सूचना पर प्राप्य धन Balances with Banks & MACSN	26207,73,42	25341,21,48
योग TOTAL	**57336,51,99**	**50957,04,05**
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य **F. CASH AND CASH EQUIVALENTS - CLOSING**		
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित है) Cash in hand (including FC notes & gold)	3147,25,02	2519,44,10
भारतीय रिज़र्व बैंक में अथशेष Balances with Reserve Bank of India	41918,85,11	28609,34,47
बैंकों में अथशेष तथा मांग पर एवं अल्प सूचना पर प्राप्य धन Balances with Banks & MACSN	27410,76,24	26207,73,42
योग TOTAL	**72476,86,37**	**57336,51,99**

(ओम प्रकाश भट्ट)
(OM PRAKASH BHATT)
अध्यक्ष
Chairman

(टी. एस. भट्टाचार्य)
(T. S. BHATTACHARYA)
प्रबंध निदेशक एवं समूह कार्यपालक
(कारपोरेट बैंकिंग)
Managing Director & Group Executive
(Corporate Banking)
कोलकाता, 12 मई, 2007

(योगेश अग्रवाल)
(YOGESH AGARWAL)
प्रबंध निदेशक एवं समूह कार्यपालक
(राष्ट्रीय बैंकिंग)
Managing Director & Group Executive
(National Banking)
Kolkata, 12th May, 2007

कृते एम. एम. निसीम एंड कंपनी
For M. M. Nissim & Co.
सनदी लेखाकर
Chartered Accountants

(संजय खेमानी)
(SANJAY KHEMANI)
भागीदार
Partner
लेखा परीक्षक
Auditor

सदस्यता क्रमांक/Membership No. 44577

समेकित वित्तीय विवरणों पर लेखा-परीक्षक की रिपोर्ट

भारतीय स्टेट बैंक के निदेशक बोर्ड को

हमने भारतीय स्टेट बैंक (बैंक), इसके अनुषंगियों, संयुक्त उद्यमो (समूह) की 31 मार्च 2007 की स्थिति के अनुसार समेकित तुलन-पत्र और उसी तारीख को समाप्त समेकित लाभ एवं हानि खाता तथा समेकित नकदी प्रवाह विवरण का परीक्षण किया है. इनमें हमारे सहित 13 संयुक्त लेखा-परीक्षकों द्वारा लेखा-परीक्षित बैंक खाते तथा अन्य लेखा-परीक्षकों द्वारा लेखा परीक्षित 21 अनुषंगियों, 27 सहयोगियों और 7 संयुक्त उद्यमों के खाते शामिल हैं. ये वित्तीय विवरण बैंक प्रबंधन की जिम्मेदारी हैं. हमारी जिम्मेदारी, अपने लेखा-परीक्षा कार्य के आधार पर इन वित्तीय विवरणों पर अपना अभिमत प्रस्तुत करना है.

हमने अपना लेखा-परीक्षा-कार्य भारत में सामान्यतया स्वीकृत लेखा-परीक्षा मानकों के आधार पर किया है. इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखा-परीक्षा की योजना इस प्रकार बनाएं और उसे इस प्रकार निष्पादित करें, जिससे हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरण हर तरह से निर्धारित रिपोर्टिंग ढाँचे के अनुसार तैयार किए गए हैं, इसमें विषय-वस्तु संबंधी कोई दोषपूर्ण विवरण नहीं दिए गए हैं. लेखा-परीक्षा में राशि के समर्थन और वित्तीय विवरणों में प्रकटीकरण संबंधी साक्ष्यों की नमूना-परीक्षण आधार पर जाँच सम्मिलित है. लेखा-परीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता है. हमें विश्वास है कि हमारा लेखा-परीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता है.

हमने इनके अनुषंगियों, सहयोगियों और संयुक्त उद्यमों के वित्तीय विवरणों की लेखा-परीक्षा नही की है, जिनके वित्तीय विवरणों में 31 मार्च 2007 को 2,56,615 करोड़ रुपए की कुल आस्तियां और 23,963 करोड़ रुपए का राजस्व दिखाया गया है. इन वित्तीय विवरणों की लेखा-परीक्षा अन्य लेखा-परीक्षकों द्वारा की गई है, जिनकी रिपोर्ट हमें प्रस्तुत की गई है और जहां तक अन्य इकाइयों के संबंध में शामिल राशियों का सवाल है, उनके बारे में हमारा अभिमत पूर्ण रूप से अन्य लेखा-परीक्षकों द्वारा प्रस्तुत रिपोर्ट पर आधारित है.

हम रिपोर्ट करते हैं कि समेकित वित्तीय विवरणों को, बैंक प्रबंधन द्वारा भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS
STATE BANK OF INDIA

We have examined the attached Consolidated Balance Sheet of State Bank of India (the Bank) and its subsidiaries, associates and joint ventures (the Group) as at 31st March 2007, and the Consolidated Profit and Loss Account and the Consolidated Cash Flow statement for the year then ended in which are incorporated the accounts of the Bank audited by 13 Joint Auditors including us, 21 subsidiaries, 27 associates and 7 joint ventures audited by other auditors. These financial statements are the responsibility of the bank's management. Our responsibility is to express our opinion on these financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects in accordance with identified reporting framework and free of material misstatements. An audit includes, examining on a test check basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of its subsidiaries, associates and joint ventures whose financial statements reflect total assets of Rs. 2,56,615 Crore as at 31st March 2007 and total revenue of Rs. 23,963 Crore. These financial statements have been audited by other auditors whose reports have been furnished to us, and in our opinion, insofar as it relates to the amounts included in respect of other entities, are based solely on the report of the other auditors.

We report that the consolidated financial statements have been prepared by the Bank's management in

मानक - 21, समेकित वित्तीय विवरण, लेखा मानक -23 समेकित वित्तीय विवरण में, सहयोगियों में निवेश का लेखा और लेखा मानक - 27 - संयुक्त उद्यमों में हित की वित्तीय रिपोर्ट - के अनुसार, भारतीय रिजर्व बैंक की अपेक्षाओं के अनुसार तथा बैंक और इसके 21 अनुषंगियों, 27 सहयोगियों और 7 संयुक्त उद्यमों के अलग से लेखा परीक्षित तथा समेकित वित्तीय विवरण में शामिल किए गए वित्तीय विवरणों के आधार पर तैयार किया गया है.

अपनी लेखा परीक्षा और भिन्न-भिन्न वित्तीय विवरणों पर अन्य लेखा परीक्षकों की रिपोर्ट तथा हमे प्रदान की गई सूचना एवं स्पष्टीकरणों के आधार पर हमारा विचार है कि संलग्न समेकित वित्तीय विवरण - भारत में सामान्यतया स्वीकृत लेखा-परीक्षा सिध्दांतों के अनुरूप सही एवं सटीक चित्र प्रस्तुत करता है.

(क) 31 मार्च 2007 को समाप्त वर्ष के लिए समूह की स्थिति के संबंध में समेकित तुलन पत्र.

(ख) इसी समय समाप्त वर्ष के लिए समूह के समेकित लाभ और हानि खाता में समेकित लाभ के संबंध में.

(ग) इसी समय समाप्त वर्ष के लिए समेकित नकदी प्रवाह विवरण में समूह का नकदी प्रवाह.

कृते एम.एम. निसीम एंड कं. (पंजीकृत)
सनदी लेखाकार

संजय खेमानी
(भागीदार)
सदस्यता क्रमांक : 44577

स्थान : कोलकाता
दिनांक : 12 मई 2007

accordance with the requirement of Accounting Standard - 21 - Consolidated Financial Statements, Accounting Standard - 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard - 27 - Financial Reporting of Interest in Joint Ventures issued by the Institute of Chartered Accountants of India and the requirements of the Reserve Bank of India and on the basis of the separate audited financial statements of the Bank and its 21 subsidiaries, 27 associates and 7 joint ventures included in the consolidated financial statements.

Based on our audit and on consideration of report of other auditors on separate financial statements and to the best of our information and explanations given to us we are of the opinion that the attached Consolidated Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India;

a. In the case of the Consolidated Balance Sheet on the state of affairs of the Group as at 31st March, 2007;

b. In the case of consolidated profit and loss account of the consolidated profits of the Group for the year ended on that date; and

c. In the case of the Consolidated cash flow statement of the Cash Flows of the Group for the year ended on that date.

For M. M. Nissim & Co.
Chartered Accountants

Sanjay Khemani
(Partner)
Membership No. : 44577

Place : Kolkata
Dated : 12th May 2007

Balance Sheet
Profit & Loss Account and
Cash Flow Statement of
State Bank of India
in U.S. Dollars

Note: Abridged financial statement has been printed pursuant to instructions contained in SEBI Circular No. SEBI/CFD/DIL/LA/2/2007/26/4 dated 26-4-2007. On a written request from a shareholder, the complete and full Balance Sheet, Profit & Loss Account and Auditors' Report will be sent to the said shareholders by S & B department. Full version can also be down loaded from our website www.sbi.co.in or www.statebankofindia.com

Exchange Rates used for Conversion:
1 US $ = Rs.43.4700 as on March 31, 2007
1 US $ = Rs.44.6150 as on March 31, 2006

BALANCE SHEET OF THE STATE BANK OF INDIA AS ON 31ST MARCH 2007

(000s omitted)

CAPITAL AND LIABILITIES	As on 31.3.2007 (Current Year)	As on 31.3.2006 (Previous Year)
	US $	US $
Capital	121,072	117,965
Reserves & Surplus	7,078,964	6,078,177
Deposits	100,188,887	85,183,471
Borrowings	9,133,502	6,867,924
Other Liabilities and Provisions	13,812,344	12,484,045
TOTAL	130,334,769	110,731,582

ASSETS	As on 31.3.2007 (Current Year)	As on 31.3.2006 (Previous Year)
	US $	US $
Cash and balances with Reserve Bank of India	6,688,849	4,853,234
Balances with banks and money at call & short notice	5,266,221	5,134,438
Investments	34,310,762	36,430,403
Advances	77,602,138	58,680,026
Fixed Assets	648,463	617,042
Other Assets	5,818,336	5,016,439
TOTAL	130,334,769	110,731,582
Contingent Liabilities	70,529,104	51,301,441
Bills for Collection	5,375,549	4,615,702

PROFIT AND LOSS ACCOUNT OF THE STATE BANK OF INDIA FOR THE YEAR ENDED 31ST MARCH 2007

(000s omitted)

		Year ended 31.3.2007 (Current Year)	Year ended 31.3.2006 (Previous Year)
		US $	US $
I.	**INCOME**		
	Interest earned	9,084,662	8,064,456
	Other income	1,327,179	1,666,525
	TOTAL	10,411,841	9,730,981
II.	**EXPENDITURE**		
	Interest expended	5,391,493	4,570,312
	Operating expenses	2,719,926	2,628,062
	Provisions and contingencies	1,255,723	1,544,896
	TOTAL	9,367,142	8,743,270
III.	**PROFIT**		
	Net Profit for the year	1,044,699	987,711
	Profit brought forward	78	76
	Transfer from General Reserve	664	—
	TOTAL	1,045,441	987,787
	APPROPRIATIONS		
	Transfer to Statutory Reserves	772,513	657,576
	Transfer to Capital Reserve	9	25,826
	Transfer to Revenue and Other Reserves	74,534	115,997
	Dividend	169,500	165,150
	Tax on Dividend	28,807	23,162
	Balance carried over to Balance Sheet	78	76
	TOTAL	1,045,441	987,787
	Basic and dilutive Earnings per Share	1.98	1.88

Related Party Disclosures : As identified by the management and relied upon by the auditors.

A. **Related Parties**

i. **SUBSIDIARIES**

a. **DOMESTIC BANKING SUBSIDIARIES**

1. State Bank of Bikaner & Jaipur
2. State Bank of Hyderabad
3. State Bank of Indore
4. State Bank of Mysore
5. State Bank of Patiala
6. State Bank of Saurashtra
7. State Bank of Travancore
8. SBI Commercial and International Bank Ltd.

b. **FOREIGN BANKING SUBSIDIARIES**

1. SBI International (Mauritius) Ltd.
2. State Bank of India (Canada)
3. State Bank of India (California)
4. Indian Ocean International Bank Ltd.
5. Commercial Bank of India LLC, Moscow (##)
6. PT Bank Indo Monex

c. **DOMESTIC NON-BANKING SUBSIDIARIES**

1. SBI Factors & Commercial Services Pvt. Ltd.
2. SBI Capital Markets Limited
3. SBI DFHI Limited
4. SBI Mutual Funds Trustee Company Pvt. Ltd
5. SBI CAP Securities Ltd.
6. SBI CAPS Ventures Ltd.
7. SBI CAP Trustees Co. Ltd.
8. SBI Cards & Payment Services Pvt. Ltd.(##)
9. SBI Funds Management Pvt. Ltd. (##)
10. SBI Life Insurance Company Ltd. (##)

d. **FOREIGN NON-BANKING SUBSIDIARIES**

1. SBICAP (UK) Ltd.
2. SBI Funds Management (International) Ltd.(##)

These entities are jointly controlled.

ii. **JOINTLY CONTROLLED ENTITIES**

1. GE Capital Business Process Management Services Pvt. Ltd
2. C-Edge Technologies Ltd.

iii. **ASSOCIATES**

a) **Regional Rural Banks**

1 Andhra Pradesh Grameena Vikas Bank
2 Arunachal Pradesh Rural Bank
3 Cauvery Kalpatharu Grameena Bank
4 Chhattisgarh Gramin Bank
5 Deccan Grameena Bank
6 Ellaquai Dehati Bank
7 Ka Bank Nongkyndong Ri Khasi Jaintia
8 Krishna Grameena Bank
9 Langpi Dehangi Rural Bank
10 Madhya Bharat Gramin Bank
11 Malwa Gramin Bank
12 Marwar Ganganagar Bikaner Gramin Bank
13 Mizoram Rural Bank
14 Nagaland Rural Bank
15 Parvatiya Gramin Bank
16 Purvanchal Kshetriya Gramin Bank
17 Samastipur Kshetriya Gramin Bank
18 Saurashtra Gramin Bank
19 Utkal Gramya Bank
20 Uttaranchal Gramin Bank
21 Vananchal Gramin Bank
22 Vidisha Bhopal Kshetriya Gramin Bank

b. **Others**

1. SBI Home Finance Limited
2. Clearing Corporation of India Ltd.
3. Nepal SBI Bank Ltd.
4. Bank of Bhutan
5. UTI Asset Management Company Pvt. Ltd.

iv. Key Management Personnel of the Bank

1. Shri O.P. Bhatt, Managing Director from 26.04.2006 to 30.06.2006 & Chairman from 1st July 2006
2. Shri A.K. Purwar, Chairman upto 31st May 2006
3. Shri T. S. Bhattacharya, Managing Director
4. Shri Yogesh Agarwal, Managing Director from 10th October 2006

B. Related parties with whom transactions were entered into during the year

No disclosure is required in respect of related parties which are "State-controlled Enterprises" as per paragraph 9 of Accounting Standard (AS) 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel. Other particulars are

1. C-Edge Technologies Ltd.
2. GE Capital Business Process Management Services Pvt. Ltd.
3. Bank of Bhutan
4. Nepal SBI Bank Ltd.
5. SBI Home Finance Ltd.
6. Shri A.K. Purwar (Upto 31.05.2006)
7. Shri O.P. Bhatt (from 26.04.2006)
8. Shri T.S. Bhattacharya
9. Shri Yogesh Agarwal (from 10.10.2006)

C. Transactions and Balances :

(US $ in million)

Items	Outstanding		Total
	Associates/ Joint Ventures	Key Management Personnel	
Deposits #	67.95 (396.80)	0.00 (0.00)	67.95 (396.80)
Other Liabilities #	0.40 (0.00)	0.00 (0.00)	0.40 (0.00)
Investments #	4.54 (8.96)	0.00 (0.00)	4.54 (8.96)
Advances #	0.00 (5.94)	0.00 (0.00)	0.00 (5.94)
Interest paid *	1.52 (6.33)	0.00 (0.00)	1.52 (6.33)
Interest received*	0.00 (2.44)	0.00 (0.00)	0.00 (2.44)
Income earned by way of dividend *	0.11 (0.00)	0.00 (0.00)	0.11 (0.00)
Other Income *	0.00 (0.81)	0.00 (0.00)	0.00 (0.81)
Other expenditure *	0.38 (0.00)	0.00 (0.00)	0.38 (0.00)
Management contracts *	0.15 (0.00)	0.03 (0.03)	0.18 (0.03)

(Figures in brackets are for Previous Year)

As at 31st March 2007

* For the year ended on 31st March 2007

STATE BANK OF INDIA

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2007

(000s omitted)

		Year ended 31.3.2007 (Current Year)		Year ended 31.3.2006 (Previous Year)	
		US $	US $	US $	US $
A.	**CASH FLOW FROM OPERATING ACTIVITIES**		(408,574)		1,255,700
B.	**CASH FLOW FROM INVESTING ACTIVITIES**		(65,461)		(165,736)
C.	**CASH FLOW FROM FINANCING ACTIVITIES**		2,184,061		82,841
	NET CHANGE IN CASH AND CASH EQUIVALENTS		1,710,026		1,172,805
D.	**CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR**		10,250,748		8,813,650
E.	**EFFECT OF FOREIGN EXCHANGE RATE CHANGES**		(5,704)		1,218
F.	**CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR**		11,955,070		9,987,672
A.	**CASH FLOW FROM OPERATING ACTIVITIES**				
	Net Profit before taxes	1,754,102		1,547,944	
	Adjustment for:				
	Depreciation charges	138,577		163,427	
	Profit on sale of fixed assets including Leased Assets	(2,790)		(434)	
	Profit on sale of investments	(130,614)		(131,608)	
	Loss on revaluation of investments	385,901		—	
	Provision for NPAs	328,848		33,128	
	Provision on standard assets	135,539		90,815	
	Provision for leave encashment	19,554		17,525	
	Depreciation on investments	87,237		906,252	
	Provision on Other Assets	(5,304)		16,012	
	Provision on RRBs/Subsidiaries/JVs	(1,954)		(32,444)	
	Other Provisions	—		(29,101)	
	Dividends from Subsidiaries (Investing Activities)	(137,329)		(71,093)	
	Interest paid on SBI Bonds	194,946		89,906	
		2,766,713		2,600,329	
	Less Direct Taxes	(985,076)		(117,709)	
	SUB TOTAL		1,781,637		2,482,620

(000s omitted)

	Year ended 31.3.2007 (Current Year)		Year ended 31.3.2006 (Previous Year)	
	US $	US $	US $	US $
Adjustment for:				
Increase/(Decrease) in Deposits		12,761,682		2,913,488
Increase/(Decrease) in Borrowings		2,084,677		2,567,955
(Increase)/Decrease in Investments		1,713,982		8,115,225
(Increase)/Decrease in Advances		(17,705,328)		(13,352,971)
Increase/(Decrease) in Other Liabilities and Provisions		(767,690)		(117,763)
(Increase)/Decrease in Other Assets		(277,534)		(1,352,854)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(408,574)		1,255,700
B. CASH FLOW FROM INVESTING ACTIVITIES				
(Increase)/Decrease in Investments in Subsidiaries/JVs	(51,835)		(61,455)	
Income earned on such Investments	137,329		71,094	
(Increase)/Decrease in Fixed Assets	(150,955)		(175,375)	
NET CASH FLOW FROM INVESTING ACTIVITIES		(65,461)		(165,736)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Issue of Perpetual Bonds	400,000		—	
Issue of Subordinated Debts	2,172,280		735,851	
Redemption of Subordinated Debts	—		(394,635)	
Interest Paid on Bonds	(194,946)		(89,906)	
Dividends Paid including tax thereon	(193,273)		(168,469)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		2,184,061		82,841

(000s omitted)

		Year ended 31.3.2007 (Current Year)		Year ended 31.3.2006 (Previous Year)	
		US $	US $	US $	US $
D.	**CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR**				
	Cash in hand (including foreign currency notes and gold)	478,544		321,901	
	Balances with Reserve Bank of India	4,502,524		3,445,964	
	Balances with Banks and Money at Call and Short Notice	5,269,680		5,045,785	
	TOTAL		10,250,748		8,813,650
E.	**EXCHANGE FLUCTUATION CASH FLOWS**	(5,704)		1,218	
			(5,704)		1,218
F.	**CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR**				
	Cash in hand (including foreign currency notes and gold)	582,038		466,262	
	Balances with Reserve Bank of India	6,106,810		4,386,971	
	Balances with Banks and Money at Call and Short Notice	5,266,222		5,134,439	
	TOTAL		11,955,070		9,987,672

Balance Sheet
Profit & Loss Account and
Cash Flow Statement of
State Bank Group
in U.S. Dollars

Note: Abridged financial statement has been printed pursuant to instructions contained in SEBI Circular No. SEBI/CFD/DIL/LA/2/2007/26/4 dated 26-4-2007. On a written request from a shareholder, the complete and full Balance Sheet, Profit & Loss Account and Auditors' Report will be sent to the said shareholders by S & B department. Full version can also be down loaded from our website www.sbi.co.in or www.statebankofindia.com

Exchange Rates used for Conversion:

1 US $ = Rs.43.4700 as on March 31, 2007

1 US $ = Rs.44.6150 as on March 31, 2006

STATE BANK OF INDIA (CONSOLIDATED)
CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2007

(000s omitted)

		Year ended 31.3.2007	Year ended 31.3.2006
		US $	US $
A.	CASH FLOW FROM OPERATING ACTIVITIES	1,168,982	1,242,455
B.	CASH FLOW FROM INVESTING ACTIVITIES	(222,077)	(409,209)
C.	CASH FLOW FROM FINANCING ACTIVITIES	2,544,957	591,107
D.	EXCHANGE FLUCTUATION CASH FLOWS	(8,921)	5,543
	NET CHANGE IN CASH AND CASH EQUIVALENTS	**3,482,941**	**1,429,896**
E.	CASH AND CASH EQUIVALENTS - OPENING	13,189,906	11,421,504
F.	CASH AND CASH EQUIVALENTS - CLOSING	16,672,846	12,851,400

A.	CASH FLOW FROM OPERATING ACTIVITIES		
	Net Profit before taxes	2,428,506	1,963,351
	Adjustment for:		
	Depreciation charge	218,558	254,040
	(Profit)/ Loss on sale of fixed assets	(2,883)	106
	Provision for NPAs	408,533	92,808
	Provision for Standard Assets	217,489	131,221
	Depreciation on Investments	192,772	1,262,311
	Provision for Subsidiaries/JVs	(1,954)	(20,677)
	(Profit)/Loss on sale of Investents	(223,398)	(257,261)
	Loss on revaluation of Investments	529,826	(5,108)
	Provision on Other Assets	(6,800)	13,156
	Other Provisions	13,553	(28,450)
	Deferred Revenue Expenditure written off during the year	3,055	4,013
	Interest paid on Bonds (Financing Activity)	281,148	132,718
	Dividend/Earnings from Associates (Investing Activity)	(44,995)	(1,285)
	LESS: Direct Taxes	(1,250,048)	(387,725)
		2,763,362	3,153,218

(000s omitted)

	Year ended 31.3.2007	Year ended 31.3.2006
	US $	US $
Adjustment for:		
Increase/(Decrease) in Deposits	21,221,213	8,499,157
Increase/(Decrease) in Borrowings	2,688,505	3,148,139
(Increase)/Decrease in Investments	2,169,043	6,715,468
(Increase)/Decrease in Advances	(26,359,700)	(19,667,006)
Increase/(Decrease) in Other Liabilities	(1,234,866)	1,583,243
(Increase)/Decrease in Other Assets	(78,575)	(2,189,764)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**1,168,982**	**1,242,455**
B. CASH FLOW FROM INVESTING ACTIVITIES		
(Increase)/Decrease in Investments in Joint Ventures/Associates	(41,491)	(67,039)
Income earned on such Investments	44,995	(2,236)
(Increase)/Decrease in Fixed Assets	(225,581)	(339,934)
NET CASH PROVIDED BY INVESTING ACTIVITIES	(222,077)	(409,209)
C. CASH FLOW FROM FINANCING ACTIVITIES		
Issue of Tier I Bonds	453,738	—
Issue of Upper Tier II Bonds	1,876,316	—
Issue of Subordinated Bonds	754,884	1,327,580
Repayment of Subordinated Bonds	(65,562)	(435,286)
Interest Paid on Bonds	(281,147)	(132,718)
Dividends Paid	(193,272)	(168,469)
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,544,957	591,107
D. CASH FLOWS ON ACCOUNT OF EXCHANGE FLUCTUATION		5,543
Reserve of Foreign Subsidiaries	(8,921)	—
Net Cashflows on a/c of Exchange Fluctuation	(8,921)	—

(000s omitted)

		Year ended 31.3.2007	Year ended 31.3.2006
		US $	US $
E.	**CASH AND CASH EQUIVALENTS - OPENING**		
	Cash in hand (including FC notes & gold)	579,582	402,477
	Balances with Reserve Bank of India	6,581,400	5,339,050
	Balances with Banks & MACSN	6,028,924	5,679,977
	TOTAL	13,189,906	11,421,504
F.	**CASH AND CASH EQUIVALENTS - CLOSING**		
	Cash in hand (including FC notes & gold)	724,005	564,707
	Balances with Reserve Bank of India	9,643,168	6,412,495
	Balances with Banks & MACSN	6,305,673	5,874,198
	TOTAL	16,672,846	12,851,400

इंटरनेट पर बैंक से संपर्क करें Visit the Bank's site at	www.sbi.co.in www.statebankofindia.com
भारतीय स्टेट बैंक, शेयर एवं बांड विभाग, कारपोरेट केंद्र, मुंबई - 400021 द्वारा प्रकाशित.	Issued by the State Bank of India, Shares and Bonds Department, Corporate Centre, Mumbai - 400021.
इन्फोमीडिया इंडिया लि. द्वारा मुद्रित.	Printed at Infomedia India Ltd.

END